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Follow-Up Materials

09045793

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pearson PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04019

FISCAL YEAR 12-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: Dle

DAT : 4/7/09



PEARSON

Annual report and accounts 2008

Learn more online

Visit our interactive online annual report at www.pearson.com/investor/ar2008

Pearson's website, www.pearson.com, is constantly updated with the latest company news, features and share price information.

The website includes interactive versions of our annual reports, which many shareholders now choose ahead of the printed document.



Why not also visit our online tour at www.pearson.com/pearsonville

Notes

Reliance on this document
Our Business review on pages 6 to 37 has been prepared in accordance with the Directors' Report Business Review Requirements of section 417 of the Companies Act 2006. It also incorporates much of the guidance set out in the Accounting Standards Board's Reporting Statement on the Operating and Financial Review.

The intention of this document is to provide information to shareholders and is not designed to be relied upon by any other party or for any other purpose.

Forward-looking statements
This document contains forward-looking statements which are made by the directors in good faith based on information available to them at the time of approval of this report. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

PEARSON

Letter from the Chairman

on business to be transacted at the Annual General Meeting at 12 noon on Friday, 1 May 2009 and Notice of Annual General Meeting

This document is important and requires your immediate attention.

If you have sold or transferred all of your ordinary shares in Pearson plc, please pass this document and the enclosed form of proxy at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

A form of proxy for the Annual General Meeting is enclosed and should be completed and returned as soon as possible. To be valid, it must reach the company's registrars, Equiniti, no later than 12 noon on Wednesday, 29 April 2009. Alternatively, you may register your vote online by visiting the website of our registrars at www.sharevote.co.uk or, if you have a portfolio registered with Equiniti, by logging onto www.shareview.co.uk. In order to register your vote online you will need to enter the Voting I.D., Task I.D. and Shareholder Reference Number which are given on the enclosed form of proxy. If you are a member of CREST, the electronic settlement system for UK securities, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained in the form of proxy. Completion of a form of proxy, or the appointment of a proxy electronically, will not stop you from attending the meeting and voting in person should you so wish. Electronic and CREST proxy voting instructions should also be submitted no later than 12 noon on Wednesday, 29 April 2009.

Registered office: Pearson plc, 80 Strand, London WC2R 0RL, UK. Registered in England. Registered number 53723

To shareholders
26 March 2009

Dear Shareholder

I am writing to give you details of the business which will be conducted at the Annual General Meeting (AGM or the meeting) of Pearson plc (Pearson or the company) to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 1 May 2009.

Voting on all of the proposed resolutions at the AGM will be conducted on a poll rather than on a show of hands. This is in line with recommended best practice as published in the Myners Report to the Shareholder Voting Working Group.

Voting by calling a poll is more transparent and equitable because it includes the votes of all shareholders, including those cast by proxies, rather than just the votes of those members who attend the meeting.

Shareholders of the company (shareholders) will be asked to consider and, if thought fit, approve resolutions in respect of the following matters:

Ordinary business

The company's accounts and reports of the directors of the company (directors) and auditors of the company (auditors);

The final dividend for the year ended 31 December 2008;

Re-election and reappointment of directors;

Approval of the report on directors' remuneration;

Reappointment of PricewaterhouseCoopers LLP (PwC) as auditors for the ensuing year;

Authority to determine the remuneration of the auditors; and

Authority to allot shares.

Special business

Increase in the company's authorised share capital;

Waiver of pre-emption rights in certain circumstances;

Authority for the company to purchase its own shares;

Amendment to Articles of Association (Articles); and

Approval of a 14 day notice period for general meetings in accordance with the Shareholder Rights Directive.

A brief description of these matters is set out below.

Notice of AGM

The Notice convening the AGM is set out on pages 6 to 8 of this document.

Report and accounts and final dividend
(resolutions 1 and 2)

The first item at the AGM will be the receipt and consideration of the company's accounts and the reports of the directors and auditors for the financial year ended 31 December 2008.

Separately, shareholders will also be asked to approve the payment of a final dividend of 22p per ordinary share in respect of the year ended 31 December 2008, as recommended by the directors.

It is proposed that the dividend will be paid on 8 May 2009 to shareholders on the register at close of business on 14 April 2009 (the record date).

Re-election and reappointment of directors
(resolutions 3 to 14)

Although not required by the company's Articles, all of the directors being eligible, will offer themselves for re-election, in the interests of good corporate governance.

David Arculus, aged 62, is a non-executive director of Telefónica SA and was chairman of O2 plc from 2004 until it was acquired by Telefónica at the beginning of 2006. His previous roles include chairman of Severn Trent plc and IPC Group, chief operating officer of United Business Media plc and group managing director of EMAP plc. He became a non-executive director of Pearson in February 2006.

Terry Burns, aged 64, is chairman of Abbey National plc, Alliance & Leicester plc and of Glas Cymru Limited and is a non-executive director of Banco Santander SA. He was previously chairman of Marks and Spencer Group plc. He was the UK government's chief economic adviser from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He was appointed a non-executive director of Pearson in May 1999 and senior independent director in February 2004.

Patrick Cescau, aged 60, was previously group chief executive of Unilever. He is a non-executive director of Tesco plc and became a non-executive director of Pearson in April 2002.

Rona Fairhead, aged 47, chairman and chief executive of The Financial Times Group, joined the Pearson board in June 2002 as chief financial officer. She was appointed chief executive of The Financial Times Group in June 2006 and became responsible for Pearson VUE in March 2008. From 1996 until 2001, she worked at ICI, where she served as executive vice president, group control and strategy. She is also chairman of Interactive Data, a non-executive director of HSBC Holdings plc and chairs the HSBC audit committee.

Robin Freestone, aged 50, chief financial officer, joined Pearson in 2004 as deputy chief financial officer and became chief financial officer in June 2006, when he also joined the Pearson board. He was previously group financial controller of Amersham plc (now part of GE). He qualified as a chartered accountant with Touche Ross (now Deloitte). He is also a non-executive director and founder shareholder in eChem Limited.

Susan Fuhrman, aged 64, is president of Teachers College at Columbia University, America's oldest and largest graduate school of education. She was previously dean of the Graduate School of Education at the University of Pennsylvania. She is a member of the Board of Trustees of the Carnegie Foundation for the Advancement of Teaching and an officer of the National Academy of Education. She became a non-executive director of Pearson in July 2004.

Ken Hydon, aged 64, is a non-executive director of Tesco plc, Reckitt Benckiser Group plc and Royal Berks NHS Foundation Trust. He was previously financial director of Vodafone Group plc and subsidiaries of Racal Electronics. He became a non-executive director of Pearson in February 2006.

John Makinson, aged 54, chairman and chief executive of The Penguin Group, joined the Pearson board in March 1996 and was finance director until June 2002. He was appointed chairman of The Penguin Group in May 2001. He is also chairman of the Institute of Public Policy Research and a director of The National Theatre and The International Rescue Committee (UK).

Glen Moreno, aged 65, chairman. He was appointed chairman of Pearson on 1 October 2005. He is the senior independent director of Man Group plc and a director of Fidelity International Limited. He was recently made acting chairman of UK Financial Investments Limited, the company set up by HM Treasury to manage the government's shareholdings in UK banks.

Marjorie Scardino, aged 62, chief executive, joined the Pearson board in January 1997. She trained and practised as a lawyer, and was chief executive of The Economist Group from 1993 until joining Pearson. She is also vice chairman of Nokia Corporation and a director of several charitable organisations.

Having been appointed since the last AGM, Will Ethridge and CK Prahalad will retire at the forthcoming AGM and, in accordance with the company's Articles and being eligible, will offer themselves for reappointment.

Will Ethridge, aged 57, chief executive, Pearson Education North America, joined the Pearson board in May 2008, having held a number of senior positions within Pearson Education. He is chairman of CourseSmart, a publishers' consortium, vice chairman of the Association of American Publishers and a director of Interactive Data.

C K Prahalad, aged 67, is a distinguished university professor of corporate strategy and international business at The University of Michigan Business School. He is a director of NCR, Hindustan Unilever Corporation, World Resources Institute and The Indus Entrepreneurs. He became a non-executive director of Pearson in May 2008.

In addition, David Bell will retire at the forthcoming AGM and will not offer himself for re-election.

Report on directors' remuneration (resolution 15)

Shareholders will be asked to approve the report on directors' remuneration in accordance with the provisions of the Directors' Remuneration Report Regulations 2002.

Auditors (resolutions 16 and 17)

Resolutions will be proposed to reappoint PwC as auditors until the conclusion of the AGM in 2010 and to authorise the directors to determine the remuneration of the auditors.

Directors' authority to allot shares (resolution 18)

Shareholders will be asked, pursuant to the provisions of section 80 of the Companies Act 1985 (the Act), to confer on the board of directors the authority to allot shares for a period ending at the close of the AGM in 2010. This resolution is conditional on resolution 19 being passed.

If passed, the new authority would permit the allotment of up to approximately 270 million ordinary shares (representing approximately 33.3% of Pearson's issued ordinary share capital at 4 March 2009); save in connection with an offer by way of a rights issue in which case the authority would permit the allotment of up to approximately 540 million ordinary shares (representing approximately 66.6% of Pearson's issued share capital at 4 March 2009) - in each case over and above those committed to the various share option and employee share plans. At the date this Notice was approved by the board, the directors have no current intention to exercise this authority, although they consider its grant to be appropriate in order to preserve maximum flexibility for the future.

Proposed increase in authorised share capital (resolution 19)

Shareholders will be asked to approve an increase in the authorised ordinary share capital of the company to ensure that a reasonable amount of unissued equity is available to take advantage of opportunities for expansion which may arise in the future. If this resolution is passed, there will be approximately 790 million ordinary shares unissued, including approximately 107 million ordinary shares (representing approximately 7% of the enlarged authorised ordinary share capital) reserved for the various share option and employee share plans. The increase represents approximately 33% of the current authorised share capital.

Waiver of pre-emption rights (resolution 20)

A resolution will also be proposed to waive (under the provisions of section 95 of the Act) the statutory pre-emption provisions applicable to the allotment of equity securities for cash contained in section 89 of the Act for a period ending at the close of the AGM in 2010.

Accordingly, resolution 20 proposes authority to issue ordinary shares for cash consideration either (i) by way of a rights or other pre-emptive issue or (ii) by way of a non-pre-emptive issue, in the latter case limited to a total of approximately 40 million ordinary shares, representing approximately 5% of Pearson's issued ordinary share capital as at 4 March 2009. This resolution is conditional on resolutions 18 and 19 being passed.

At the date this notice was approved by the board, the directors have no current intention to exercise this authority, although they consider its grant to be appropriate in order to preserve maximum flexibility for the future. The directors also intend to comply with the Pre-Emption Group's Statements of Principles in relation to the cumulative three year cap regarding non-pre-emptive issues for cash.

Authority to purchase own shares (resolution 21)

Shareholders will be asked (as in previous years) to authorise the market purchase by Pearson of a proportion of its issued ordinary share capital, subject to the limits referred to below.

The directors consider it prudent to be able to act at short notice if circumstances warrant. In considering the purchase of ordinary shares, the directors will follow the procedures laid down in the Act and will take into account cash resources, capital requirements and the effect of any purchase on gearing levels and on earnings per equity share. They will only consider exercising the authority when satisfied that it is in the best interests of the company to do so, having first considered the other investment opportunities open to the company.

A purchase by the company of its own shares pursuant to this authority will be paid for out of distributable profits. Any shares which are repurchased will be dealt with in accordance with section 162A of the Act. The company is entitled to hold the shares as treasury shares, sell them for cash, cancel them or transfer them pursuant to an employee share plan. The authority, which will expire at the close of the AGM in 2010, will be limited to the purchase of 80 million ordinary shares, representing approximately 10% of Pearson's issued ordinary share capital as at 4 March 2009. The maximum price (excluding expenses) to be paid per ordinary share on any occasion will be restricted to the higher of (i) 105% of the average of the market value of ordinary shares of the company derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current bid for an ordinary share as derived from the London Stock Exchange Trading System, and the minimum price will be 25p per ordinary share.

Shareholders should understand that the maximum number of shares and the price range are stated merely for the purposes of compliance with statutory and Financial Services Authority (FSA) requirements in seeking this authority and should not be taken as any representation of the terms upon which the company intends to make such purchases. The directors have no current intention to exercise this authority.

The total number of options to subscribe for ordinary shares which were outstanding at 4 March 2009, the latest practicable date prior to the publication of this document, was 14 million, which represents 1.74% of the issued share capital of the company at that date and would represent 1.93% of the company's issued share capital, if the maximum number of 80 million shares were to be purchased by the company.

Amendment to Articles of Association (resolution 22)

The provisions regulating the operations of the company are currently set out in the company's Memorandum and Articles of Association. The company's Memorandum contains, amongst other things, the objects clause which sets out the scope of the activities the company is authorised to undertake. Under the Companies Act 2006 (the 2006 Act), the objects clause and all other provisions which are contained in the company's Memorandum will be deemed to be contained in the company's Articles from 1 October 2009, but the company can remove these provisions. The 2006 Act abolishes the need for a company to have an objects clause. The company is proposing to remove its objects clause together with the other provisions of its Memorandum. The 2006 Act also abolishes the requirement for a company to have an authorised share capital and the resolution reflects this. Directors will still be limited as to the number of shares they can allot because allotment authority continues to be required under the 2006 Act, save in respect of employee share schemes.

Notice of meetings (resolution 23)

Although our Articles already grant the company the authority to call general meetings (other than annual general meetings) on 14 days' notice, under the Shareholder Rights Directive this authority is required to be approved by shareholders annually, otherwise a minimum of 21 days' notice must be given. The directors believe it is in the best interests of shareholders to preserve the shorter notice period.

Annual General Meeting

The resolutions referred to in this letter are included in the Notice of AGM set out on pages 6 to 8 of this document. The AGM is to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 1 May 2009. If you are unable to attend the meeting, please complete and return the enclosed form of proxy in the prepaid envelope provided so as to reach the company's registrars, Equiniti, not less than 48 hours before the time of the meeting. Alternatively, you may register your vote online by visiting the website of our registrars at www.sharevote.co.uk or, if you already have a portfolio registered with them, by logging onto www.shareview.co.uk. In order to register your vote online you will need to enter the Voting I.D., Task I.D. and Shareholder Reference Number which are given on the enclosed form of proxy. If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained in the form of proxy.

Completion of a form of proxy, or the appointment of a proxy electronically, will not stop you from attending the AGM and voting in person should you so wish. If you are unable to attend the AGM in person but would like to ask a question, please e-mail glenmoreno-agm@pearson.com.

Recommendation

In the opinion of the directors, the passing of resolutions 1 to 23 is in the best interests of the company and its shareholders as a whole. Your directors unanimously recommend you to vote in favour of resolutions 1 to 23 as they intend to do in respect of their own beneficial holdings.

Yours sincerely



Glen Moreno Chairman

Directors

Chairman

G R Moreno

Executive directors

M M Scardino (chief executive)
D C M Bell (director for people)
W T Ethridge (chief executive, Pearson Education North America)
R A Fairhead (chairman and chief executive of The Financial Times Group)
R A D Freestone (chief financial officer)
J C Makinson (chairman and chief executive of The Penguin Group)

Non-executive directors

T D G Arculus
T Burns
P J Cescau
S H Fuhrman
K J Hydon
C K Prahalad

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting (AGM or the meeting) of Pearson plc (the company) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 1 May 2009 for the following purposes:

Ordinary business

1. To receive and consider the accounts of the company and reports of the directors of the company (directors) and auditors of the company (auditors) for the year ended 31 December 2008;
2. To declare a final dividend on the ordinary shares, as recommended by the directors;
3. To re-elect David Arculus as a director;
4. To re-elect Terry Burns as a director;
5. To re-elect Patrick Cescau as a director;
6. To re-elect Rona Fairhead as a director;
7. To re-elect Robin Freestone as a director;
8. To re-elect Susan Fuhrman as a director;
9. To re-elect Ken Hydon as a director;
10. To re-elect John Makinson as a director;
11. To re-elect Glen Moreno as a director;
12. To re-elect Marjorie Scardino as a director;
13. To reappoint Will Ethridge as a director;
14. To reappoint C K Prahalad as a director;
15. To receive and approve the report on directors' remuneration;
16. To reappoint PricewaterhouseCoopers LLP as auditors for the ensuing year;
17. To authorise the directors to determine the remuneration of the auditors; and
18. To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

THAT, subject to the passing of resolution 19 below, the board be authorised to allot relevant securities (as defined in the Companies Act 1985):

(A) up to a nominal amount of £67,500,000; and

(B) comprising equity securities up to a nominal amount of £135,000,000 (including within such limit any shares issued under (A) above) in connection with an offer by way of a rights issue:

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to people who are holders of other equity securities if this is required by the rights of those securities or, if the board considers it necessary, as permitted by the rights of those securities;

and so that the board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter;

such authorities to apply until the close of the AGM in 2010 but, in each case, so that the company may make offers and enter into agreements during the relevant period which would, or might, require relevant securities to be allotted after the authority ends and the board may allot relevant securities under any such offer or agreement as if the authority had not ended.

Special business

19. To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

THAT, the authorised ordinary share capital of the company of £299,500,000 be and is hereby increased by £100,500,000 to £400,000,000 by the creation of 402,000,000 ordinary shares of 25p each.

20. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

THAT, subject to resolutions 18 and 19 being passed, the board be given power to allot equity securities for cash under the authority given by those resolutions and/or where the allotment constitutes an allotment of equity securities by virtue of section 94(3A) of the Act, free of the restriction in section 89(1) of the Act, such power to be limited:

(A) to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under resolution 18(B), by way of a rights issue only):

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to people who are holders of other equity securities, if this is required by the rights of those securities or, if the board considers it necessary, as permitted by the rights of those securities;

and so that the board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(B) in the case of the authority granted under resolution 18(A), to the allotment (otherwise than under 20(A) above) of equity securities up to a nominal amount of £10,123,000;

such power to apply until the close of the AGM in 2010 (or, if earlier, until the close of business on 31 July 2010) but during this period the company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the power ends and the board may allot equity securities under any such offer or agreement as if the power had not ended.

21. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

THAT, pursuant to article 9 of the company's Articles, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 25p each in the capital of the company provided that: (i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000; (ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses; (iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, the higher of (a) an amount (exclusive of expenses) equal to 105% of the average of the market value of ordinary shares of the company derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made and (b) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System; (iv) the authority hereby conferred shall end at the close of the AGM in 2010; and (v) the company may make a contract to purchase ordinary shares under the authority prior to the end of such authority which will or may be executed wholly or partly after the end of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority had not ended.

22. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

THAT, with effect from 00.01 am on 1 October 2009, the Articles of Association of the company be amended by deleting all the provisions of the company's Memorandum of Association which, by virtue of section 28 of the Companies Act 2006, would otherwise be treated as provisions of the company's Articles of Association, and by deleting article 3.

23. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

THAT, in accordance with the company's Articles of Association, the company be and is hereby authorised until the close of the AGM in 2010, to call general meetings on 14 clear days' notice.

By order of the board



Philip Hoffman Secretary
26 March 2009

Notes

1. Ordinary shareholders and/or nominee shareholders only are entitled to attend, speak and vote at this AGM. Any such shareholder or nominee shareholder may appoint one or more persons (whether members of the company or not) to act as his/her proxy or proxies to attend, speak and vote instead of him/her. The form of proxy for use at the meeting must be deposited, together with any power of attorney or authority under which it is signed, at Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6GQ, not less than 48 hours before the time appointed for the meeting or any adjourned meeting. An appropriate form of proxy is enclosed. Alternatively, you may register your vote online by visiting www.sharevote.co.uk or, if you already have a portfolio registered with Equiniti, by logging onto www.shareview.co.uk. In order to register your vote online you will need to enter the Voting I.D., Task I.D. and Shareholder Reference Number which are given on the enclosed form of proxy.

   If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained in the form of proxy. Completion of a form of proxy, or the appointment of a proxy electronically, will not stop you from attending the meeting and voting in person should you so wish.

2. In order to facilitate voting by corporate representatives at the meeting (and in compliance with the relevant Institute of Chartered Secretaries and Administrators (ICSA) guidelines) arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the chairman and the chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the chairman of the meeting as its corporate representative, a designated corporate representative will be nominated from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the ICSA on proxies and corporate representatives – www.icsa.org.uk – for further details of this procedure. The guidance includes a sample form of representation letter if the chairman is being appointed as described in (i) above.

3. Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a Nominated Person) may have a right, under an agreement between him/her and the shareholder by whom he/she was nominated, to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

   The statement of the rights of shareholders in relation to the appointment of proxies in paragraph 1 above does not apply to Nominated Persons. The rights described in that paragraph can only be exercised by shareholders of the company.

4. As at 4 March 2009 (being the latest practicable date prior to the publication of this Notice) the company's issued share capital consists of 809,843,030 ordinary shares, carrying one vote each. Therefore, the total voting rights in the company as at 4 March 2009 are 809,843,030.

5. The following documents are available for inspection at the company's registered office during normal business hours on any business day and also during the AGM and for 15 minutes beforehand:

   - copies of the directors' service contracts with, or letters of appointment by, the company; and
   - the company's Articles.

   The register of directors' interests will also be available for inspection during the AGM.

   The company, pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the company at 6 pm on Wednesday, 29 April 2009 shall be entitled to attend and vote at the AGM in respect of the number of shares registered in their name at that time. Changes to the register of members of the company after 6 pm on Wednesday, 29 April 2009 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

What's inside?

Directors' report

Business review

1 Introduction

A summary of who we are and what we do, including highlights of the operating and financial performance for the year.

2 Our strategy

An analysis of our business strategy and the key areas of investment and focus.

3 Our performance

Provides an in-depth analysis of how the businesses, and the Group as a whole, performed in 2008. Also looks at the outlook for 2009 and the principal risks and uncertainties affecting our businesses.

4 Our impact on society

Explains what corporate responsibility and sustainability mean at Pearson and the strategy we follow, giving a summary of our work in 2008 and our plans for 2009.

5 Governance

Provides details of the members of the board together with an explanation of the policies and procedures operated by the board. The remuneration section explains remuneration policy as well as giving salary and benefit details.

6 Financial statements

Detailed financial statements for both the Group and the parent company, including an analysis of the measures used by the Group in its management of the business.

The business

Pearson is an international media and education company with businesses in education, business information and consumer publishing. We are 34,000 people in more than 60 countries, helping children and adults to learn, business people to make informed decisions and readers of all ages to wind down or wise up with a good book. Our businesses fuel the growing demand for high quality information in the global knowledge economy, and share a common purpose: to help our customers live and learn.

Pearson consists of three major worldwide businesses:

PEARSON

FT

Education

Pearson is the world's leading education company, providing educational materials, technologies, assessments and related services to teachers and students of all ages.

Though we generate approximately 60% of our sales in North America, we operate in more than 60 countries. We publish across the curriculum under a range of respected imprints including Scott Foresman, Prentice Hall, Addison-Wesley, Allyn and Bacon, Benjamin Cummings and Longman.

We are also a leading provider of electronic learning programmes and of test development, processing and scoring services to educational institutions, corporations and professional bodies around the world.

FT Group

The FT Group provides business and financial news, data, comment and analysis, in print and online, to the international business community.

FT Publishing includes: the globally-focused *Financial Times* newspaper and FT.com website; a range of specialist financial magazines and online services; and Mergermarket, which provides proprietary forward-looking insights and intelligence to businesses and financial institutions.

Interactive Data is Pearson's 62%-owned provider of specialist financial data to financial institutions and retail investors, which is listed on the New York Stock Exchange (NYSE:IDC).

The FT Group also has a 50% ownership stake in both The Economist Group and FTSE International.

Penguin

Penguin publishes over 4,000 fiction and non-fiction books each year for readers of all ages.

Our extensive range of backlist and frontlist titles includes top literary prize winners, classics, reference volumes and children's titles.

We rank in the top three consumer publishers, based on sales in all major English speaking and related markets, including the US, the UK, Australia, Canada, South Africa and India.

Penguin is well known for its iconic Penguin brand but we also publish under many other imprints including Hamish Hamilton, Putnam, Berkley, Dorling Kindersley, Puffin and Ladybird.

Sales by business £4,811m

- North American Education £2,002m
- International Education £866m
- Professional £244m
- FT Group £796m
- Penguin £903m


42%
18%

Adjusted operating profit by business £762m

- North American Education £303m
- International Education £135m
- Professional £36m
- FT Group £195m
- Penguin £93m


40%
18%

Performance highlights

	2008 £m	2007 £m	Headline growth	CER growth	Underlying growth
Business performance					
Sales	**4,811**	4,162	16%	8%	3%
Adjusted operating profit	**762**	619	23%	11%	5%
Adjusted profit before tax	**674**	549	23%		
Adjusted earnings per share	**57.7p**	46.7p	24%		
Operating cash flow	**796**	684	16%		
Total free cash flow	**631**	407	55%		
Total free cash flow per share	**79.2p**	51.1p	55%		
Return on invested capital	**9.2%**	8.9%	0.3% pts		
Net debt	**1,460**	973	(50)%		
Statutory results					
Operating profit	**676**	574	18%		
Profit before tax	**585**	468	25%		
Basic earnings per share – continuing	**47.9p**	39.0p	23%		
Cash generated from operations	**894**	659	36%		
Dividend per share	**33.8p**	31.6p	7%		

Note Throughout this document (unless otherwise stated), growth rates are stated on a constant exchange rate (CER) basis. Where quoted, underlying growth rates exclude both currency movements and portfolio changes. The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes 2, 8 and 33 to the annual report. Adjusted operating profit is stated on a continuing basis.

Sales £4,811m

+8%


08 £4,811m
07 £4,162m
06 £3,990m
05 £3,662m
04 £3,340m

Adjusted operating profit £762m

+11%


08 £762m
07 £619m
06 £552m
05 £470m
04 £355m

Sales by region £4,811m

- **North America** £3,028m
- **Europe** £1,217m
- **Asia** £415m
- **RoW** £151m


63%
25%

Adjusted operating profit by region £762m

- **North America** £510m
- **Europe** £166m
- **Asia** £60m
- **RoW** £26m


67%
22%

Chairman's statement

This year, the only place to start my letter to shareholders is by congratulating all my colleagues at Pearson on the 2008 results.

The growth in earnings that we are reporting would be a good achievement in any year. In a year when the global economy tipped into recession and the financial system came close to collapse, this is a remarkable performance.

Before I came to Pearson, I had a long career in banking, finance and investment. The disruption and dislocation that we've seen in the last year or so are as severe as anything I can remember. That is causing considerable distress in many parts of the global economy – across geographies and across industries – and many good solid companies are being damaged by the withdrawal of credit and the crisis of trust.

To my mind, the achievement of these results in the middle of this crisis speaks volumes about Pearson's strategy and our ability to execute it. I'd like to highlight a few points:

All-round growth

The executive team has quietly and determinedly pursued its vision of growing each one of our businesses by investing in their content, digital transformation and international expansion. A relentless focus on efficiency and costs has enabled those investments.

As a result of that strategy, one feature of the 2008 results is that every part of Pearson has once again achieved good earnings growth. This is by no means universal in our industries. I believe that the growth we are reporting and the market share gains we are achieving provide evidence that our bold and dogged investments in digital services and emerging markets are giving us a sustainable competitive advantage. I also believe that we can further strengthen our market positions while the economic conditions place some pressure on our competitors.

The company has consistently built our global education business, steadily shifting capital towards our most attractive growth opportunities. We don't believe that this company is immune from a severe economic downturn – I don't know of any company that doesn't suffer when its customers are under pressure – but we are convinced that the inherent demand for learning is significant, and that the political will to invest in education is widespread and enduring.

Consistent execution

My own personal belief is that this bear market and economic downturn will reward companies that are focused on the fundamentals of building a business. Those include great products that consumers need, customer service, steady growth built on core skills, clear strategy, sound financial position and strong company culture. It is to Pearson's credit that it has remained totally focused on those fundamentals through an era of mind-bogglingly complex product 'innovation' and financial engineering.

Share price performance 1 year
% change
01.01.08 – 31.12.08


Pearson -12.4%
FTSE 100
FTSE All-Share Media -34.4%
DJ Stoxx 600 Media -42.8%

Share price performance 3 year
% change
01.01.06 – 31.12.08


Pearson -6.8%
FTSE 100
FTSE All-Share Media -32.5%
DJ Stoxx 600 Media -42.6%

Total shareholder return 1 year
% change
01.01.08 – 31.12.08


Pearson -8.1%
FTSE 100
FTSE All-Share Media -31.9%
DJ Stoxx 600 Media -40.8%

Total shareholder return 3 year
% change
01.01.06 – 31.12.08


Pearson 5.1%
FTSE 100
FTSE All-Share Media -26.3%
DJ Stoxx 600 Media -37.7%

It is especially pleasing to be able to repeat an observation that I made last year: that this is not just one year of good performance, but another data point along a consistent record of growth.

That track record is no accident, but the result of a clear strategy that we have been steadily pursuing to achieve consistent and reliable growth in shareholder value. On the first element of that value – the share price itself – we ended 2008 12% lower than we started it. We'll never be satisfied with that kind of performance in absolute terms.

But our relative performance gives us some comfort that investors recognise the quality of our business, the strength of our strategy and the consistency of our growth. Because that 12% decline in Pearson's share price compares with much sharper falls elsewhere in a terrible year for equity markets: the FTSE 100 ended the year 31% lower, the FTSE Media Sector was 34% lower and the DJ Stoxx Media was 42% lower.

Total shareholder return

The second element of our return to shareholders – the dividend – increased in real terms once again. For 2008, our total shareholder return (which takes into account the share price and dividends paid) was down 8%. Again, this was significantly ahead of the FTSE 100 (down 28%), the FTSE Media Sector (down 32%) and the DJ Stoxx Media (down 40%).

Your board considers the dividend to be an extremely important part of its strategy for value creation – a good discipline in terms of our cash generation; a signal about our confidence in Pearson's prospects; and a vital, reliable cash distribution to shareholders. In fact, Pearson has increased the dividend faster than the rate of inflation for every one of the past 12 years, returning £2.2bn to shareholders through the dividend over that period. We are proposing a 2008 final dividend of 33.8p.

We know that our shareholders, ourselves included, are looking for real growth in value in absolute terms. That is our goal, and while we cannot defy the sharp recent swings in equity markets, we remain clear that the most reliable way to generate that value is by producing consistent and sustainable growth in Pearson's earnings, cash flows and return on capital, year after year.

Strong position in tough markets

While we are very pleased about Pearson's performance in recent years, none of us is under any illusion: the short-term outlook is tough and 2009 will be a difficult year. All kinds of companies, including our own, will be affected.

That said, I do believe that Pearson is in a relatively strong position. We have good cash flows and a strong balance sheet, having resisted the fashion for taking on cheap debt during the credit bubble. We have changed the shape of the company, reducing our exposure to volatile revenue sources like advertising and moving towards more resilient ones like subscriptions and long-term service contracts. And, above all, we have focused the business on the global market for education, where the long-term growth opportunities are very significant.

As a result of all those things, I'm as confident as I can be that Pearson is in good shape to weather these very difficult economic conditions. I look forward to discussing these and any other issues with you at our annual shareholders' meeting.

Glen Moreno Chairman

Our strategy
Marjorie Scardino, chief executive

'Genius,' the inventor of the electric light bulb once said, 'is one per cent inspiration and ninety-nine per cent perspiration.'

We're keeping that in mind as we try to steer Pearson through the dark of this complicated economic environment. We think our strategy is strong inspiration (though 'genius' is certainly not a word we'd use to describe it). But we know that it's really the implementation of it that matters.

Our strategy wouldn't light up anything without the dedication and perspiration of the 34,000 talented people who work here. The strategy's success is up to them (and they are *not* disappointing us).

Our strategy has four parts:

1 Long-term organic investment in content

2 Digital and services businesses

3 International expansion

4 Firepower to invest through efficiency gains

Education (in the broadest sense of the word)

If you've followed this company for the past decade, you know that we've set out to become the world's leading 'education' company. By that, we mean that our objective is to help people make progress in their lives through more knowledge – to help them to 'live and learn'.

The part of Pearson that is our formal 'education' business – serving teachers and students through schools and colleges in more than 60 countries – now makes up a significant majority of our sales, earnings, capital and people. But our goals as an education company are much broader than that.

We aim to be an education company that serves the citizens of a brain-based economy whatever their circumstances – old or young, at home or at school or at work, in any pursuit, anywhere. We've reached more widely with our education strategy for several reasons:

1. Education institutions themselves are more complex than they used to be. Their success depends on many more things. Some of those things are not so new – trained teachers, engaging materials, efficient administration, interested parents. Some are very new – technology that powers it all; assessments and data and analysis to teach each child in his own way; bridges to the next stage of learning and on to the world of work.

Our strategy is not only to supply many of those parts, but also to make them all work together and work for everyone involved. The one-dimensional approach to education – textbooks only or a test only – is neither a good way to educate nor a good business for us now.

2. People don't just learn in school any more. (They never really did, but education was structured as if they did.) They learn everywhere. That learning is sometimes lost because it's not connected to academic achievement or work.

But they still learn – about their surroundings and the wider world; how to do a better job; how to be a better citizen; how to help others. They demand education that helps them get a leg up in life, and then education that helps them climb further. And often that education comes partly outside their degree or their certification or their job.

That's why our strategy extends to the kind of education that the FT has provided to its readers on the global financial crisis; or the kind of education that the Penguin Classics have given to generations of readers. It's the kind of learning the educator John Dewey might have had in mind when he said: 'Education is not preparation for life; education is life itself.'

A 'full-throated commitment'

We're as sure as we can be that this broad education market we've chosen to work in will be a good, long-term growth industry.

We believe that because the desire for learning, for self-improvement, for the knowledge and skills to achieve our dreams and goals in life, is a fairly universal human demand.

We believe it also because most *governments* understand that the education of their people is what makes their country competitive, and most *people* understand that education breeds economic and political self-determination.

America's new President often said during his campaign that his country needed a 'full-throated commitment to public education'. Britain's Prime Minister returned from a trip to China and India last year and said: 'A generation ago a British prime minister had to worry about the global arms race. Today a British prime minister has to worry about the global skills race.'

Changing Pearson

Being in good markets is crucial to our business strategy. But it's not enough. To meet our goals, we have to build something unique into each one of our businesses. We have to have a distinctive way of doing things – or *do* distinctive things – that set us apart.

Each of our businesses takes a slightly different approach to distinguishing themselves, but there are strong common elements across Pearson:

Content. An uncomfortable word, and not nearly poetic enough to describe the way we teach and inform and tell stories; but it *is* descriptive. All around the company we invest steadily in unique publishing of stories, lessons, information – and we keep replenishing it.

Technology and services. We often think that all our content stands alone and is beautiful and perfectly formed. But we realized some time ago that 'content' itself isn't enough in a world where you can pluck it off the web for free or join with your friends to make it yourself.

We have to add something that makes it more valuable than those alternatives.

To make our content more useful and enticing, we often add *technology*. We now make about a third of our annual sales from technology-based products and services, and these are many of our fastest-growing businesses. Digital services of one kind or another are fundamental to every part of Pearson today. At the FT Group, digital services now make up two-thirds of our sales – up from a little over one quarter just eight years ago. This has been also especially important in education.

But as the educational rules have kept on changing, ways of doing the job and judging success are changing too. We're good at creating, selling and delivering education tools – a textbook, a test, a software application, a long-term contract. And we can do a lot with the automation technology can offer.

But our customers increasingly demand something more – *services* of a wider kind. Selling 'things' to help education is no longer the best approach. We have to do what's required to make each school and each student successful. They want us to solve their problems.

International markets. Though we make about 60% of our sales in the US, our brands, content and technology travel well. All parts of Pearson operate in most developed markets and are also investing in selected emerging markets, where the demand for information and education is growing particularly fast. Our 'international' (meaning 'outside North America') education business, for example, has almost doubled its sales over the past five years. Five years ago, it made 8% of Pearson's profits; today it's approaching 20%.

Efficiency. The businesses of Pearson have a lot in common, in costs, assets, and activities. Pooling those makes the company stronger and more efficient. It also allows our businesses to learn from each other and to collaborate to save money.

On that basis, we've invested for efficiency through savings in our individual businesses and through a strong centralised operations structure. We're integrated in areas where our businesses share the same needs – purchasing, warehousing, distribution, facilities and real estate, project management, people resources, finance and accounting, transactions.

Over the past five years we've increased our operating profit margins from 10.6% to 15.8% and reduced our average working capital as a percentage of sales from 29.4% to 26.1%, freeing up cash for further investment. Even so, we can go further.

Our strategy continued
Marjorie Scardino, chief executive

Measuring up

One of the most important measures of our strategy is, of course, our financial performance. Here, our goal is to produce hardy, consistent growth in three key financial measures – *adjusted earnings per share, cash flow* and *return on invested capital*. We believe those are, in concert, good indicators that we're building the long-term value of Pearson. So those measures (or others that contribute to them, such as operating margins and working capital efficiency) form the basis of our annual budgets and plans, and the basis for bonuses and long-term incentives.

Our performance on these measures was strong again in 2008, as you'll read elsewhere in this report, and we're very proud of that. But since our strategy is about *long-term* performance, not just last year, you need to look back a little further to see the trends.

Over the last five years:

we've more than doubled our *adjusted earnings per share*, from 27.5p in 2004 to 57.7p in 2008, an annual growth rate of 20.4%;

we've almost doubled our *operating cash flow* from £418m to £796m;

we've increased our *return on invested capital* from 6.3% to 9.2%, a return above our cost of capital.

There's one other measure that's especially important to us, too. That's the cash we return to shareholders each year through our *dividend*. The dividend has grown by an average of 6% each year over the last 10 years, and our 2008 rise of 7 % will mean that Pearson has increased its dividend above the rate of inflation for every one of the past 12 years.

Dividend per share paid in fiscal year pence


35
30
25
20
15
10
5
16.1
17.4
18.8
20.1
21.4
22.3
23.4
24.2
25.4
27.0
29.3
31.6
33.8
96
97
98
99
00
01
02
03
04
05
06
07
08

Adjusted earnings per share pence

+24%


08 57.7p
07 46.7p
06 43.1p
05 34.1p
04 27.5p

Adjusted operating profit £m

+11%*


08 762m
06 552m
05 470m
04 355m

* CER growth

Operating cash flow £m

+16%


08 796m
06 575m
05 570m
04 418m

Return on invested capital %

+0.3% pts


08 9.2%
07 8.9%
06 8.1%
05 7.3%
04 6.3%

The future

That financial record indicates that our strategy is working. But a strategy is really good only if it's flexible enough to adapt to changes in the battle. This year, we're going to face a tough test: while our objectives and our plans haven't changed, the world we're travelling in is now fundamentally different. We've watched the global financial system lurch from crisis to near-catastrophe, and the aftershocks are beginning to make large cracks in the 'real economy', that place where most of us live most of the time.

As we wade out into 2009, we're sloshing through events that were unimaginable a year ago and are hard to predict even now. Governments and regulators have become the centre of our attention, taking bold steps to stabilize banks, shore up whole industries, stimulate spending and investment and restore confidence and trust.

In that context, here's how I see Pearson's prospects now, and how we'll approach things through this year. It's not simple. The truth is, in all my time at Pearson I've never been so torn between feeling confident and feeling cautious. And I've never found our outlook for the coming year as hard to predict as I do today.

Some reasons to be cautious...

To state the blindingly obvious, a severe and worldwide economic contraction inspires caution. You can see the effects of the contraction pretty much everywhere you look: in the depressed prices of assets such as property, commodities and shares; in the sorry state of industries as diverse as financial services, automobiles and retail; in the wobbly financial state of corporations and governments; in the conservative spending decisions of companies, public bodies and individuals; in the confusion over what to do about all this by just about everyone.

In spite of those events, 2008 was another good year for Pearson. We distinguished ourselves through the quality of our publishing, the expansion of our service businesses, and our commitment to being the innovator in our industries. We also grew and made good profits.

But we knew as last year went on that the depressive forces in the economy would inevitably affect us too in some ways at some point.

Most US states, seeing their own incomes from corporate and personal taxes dwindle, had to tighten their girths and rein back their spending on education. Financial institutions, normally important advertisers in the *Financial Times*, didn't have much to shout about (or much spare cash to shout with).

Bookstores were caught up in the same consumer spending gloom that hovered over Main Streets around the world.

We have to expect those kinds of pressures – and possibly others – to continue in 2009. That's why we're being cautious. We've planned for tough economic times and we're making tough choices to stay fit for them.

...and some reasons to be confident...

But – and this is a very big 'but' – we do have real grounds for confidence, too.

The lessons of the dot.com bust and the advertising and technology recession that accompanied it are still fresh in our minds. Many of us still remember the pain some of our businesses went through in 2001–2003. We all learned some things from that period about our vulnerabilities and about acting sooner and more radically.

So over the past few years, we've worked hard to make Pearson more reliable. We aren't immune to ructions in the economy, but we're very different today than we were eight years ago. Today we're more dependent on repeating subscription or contract revenues and less dependent on cyclical advertising sales; stronger in faster-growing digital and services markets; much more geographically diverse. These changes give us confidence.

And we have other reasons to be confident, too:

We're in a strong financial position (having unfashionably resisted the idea that we should take on a lot of cheap debt during the credit bubble).

We're benefiting from the weakness of the UK pound against the US dollar, primarily because we make most of our sales and profits in dollars but report our results in pounds.

We're now a global rather than a largely US or UK company, so our geographic diversity gives us wider markets and less exposure to two challenged economies.

We're in a very strong position relative to our competitors, in industries that face both cyclical challenges and structural change.

We make real products and essential services that meet two genuine consumer needs: the need to understand what's happening in this fast-moving and inter-connected world and the need to be educated (and re-educated) to make the most of its opportunities.

Our strategy continued
Marjorie Scardino, chief executive

But this year, more than ever, we can't afford to be complacent or think that things will continue to go our way. We've planned that the tough market conditions we saw in the closing months of 2008 will last for all of 2009. And we're continuing to prepare for the possibility that our customers and our markets may very well feel worse before they begin to feel better.

Here are the few principles that are guiding our decisions this year:

1. We've tried to act pre-emptively to get ourselves in a strong position to weather the economic storm. That has included the last few years' work, and a raft of recent measures to tighten our costs across the board.

We have, just as one example, taken a decision to award a 2009 pay increase to only those people who are currently earning less than $50,000 (or £30,000) a year. That decision about salaries, as well as other efficiencies, will help keep as many Pearson people as possible working, earning and contributing to the economy.

2. We'll continue to invest in our businesses, no matter what the market environment. Each one of them has been remarkably successful in the past few years – largely as a result of sustained and targeted investment in high quality content, digital innovation and international expansion.

We'll continue to challenge our investment plans, and we'll continue to expect strong returns from them. But our general attitude is that we are in our businesses for the long term and we won't let any short-term disruption undermine our goals.

3. We're tackling this uncertain world as one company. This downturn will likely have a sharp impact on some parts of Pearson, while others will be more impervious, even contrary, to the pressure. So we'll use our strength in some places to shore up momentary weakness in others. The important point is that all the people in Pearson are trying to pull in the same direction.

Though that effort is about 34,000 individuals, we have one in particular to thank for it. His name is David Bell, our director for people, and he is stepping down from our Board at our annual meeting and retiring from Pearson at the end of this year.

David has dedicated his entire, 39-year working life to us – first as a journalist at the Oxford Mail, which Pearson owned, and then at the Financial Times; then as the FT's advertising director, marketing director, chief executive and finally (since 1996) chairman. And, for the past eleven years, he's been our director for people.

David has played an enormous role in defining the company that Pearson aspires to be today: commercially successful, intellectually courageous, socially responsible. He's passionate about the craft of publishing and the social function of business. Over the next few months, I'm sure hordes of people inside and outside Pearson will want to thank David for the role he's played in their careers, because he has helped many of us along the way. I'll be the first in line.

We will continue to develop and take good care of both the talent in our company and the idea that Pearson is a special place to work.

This is a complicated and challenging time, and caution and confidence are finely balanced. The economic and business environment is worse than many of us have seen in our lifetimes. But people will still go to school, still need information about markets, still want to escape from their present through other people's stories. Those are the things we do to help people make the most of their lives.

Our company is strong and prosperous, and our task is to make absolutely sure it stays that way. I'm as confident as I can be that the inspiration of a sound strategy, together with the talent and perspiration of 34,000 people, will enable us and our shareholders to emerge even stronger from this very difficult time.

Majorie Scardino Chief executive

2008 Financial overview

In 2008, Pearson's sales increased 8% at constant exchange rates to £4.8bn and adjusted operating profit 11% to a record £762m. Every part of the company contributed to the growth, with adjusted operating profit at Penguin up 4%, at Pearson Education up 11% and at the FT Group up 13%. Adjusted earnings per share were 57.7p, up 24% on a headline basis.

Portfolio changes and currency movements had a significant impact on reported results in 2008. The net effect of acquisitions and disposals was to add £199m to sales and £35m to operating profit, primarily in our education business, where we integrated the testing and international parts of Harcourt, acquired from Reed Elsevier. We also expensed significant integration charges related to the acquisition, which are included in our operating results. Currency movements added £320m to sales and £76m to operating profit. This was largely the result of the strengthening of the US dollar against sterling over the course of the year although the strength of other currencies against sterling also contributed. We generated approximately 60% of our sales and profits in US dollars.

Sales growth £m


+8%
£4,162m
Organic growth £130m
North America Education £137m
International Education £63m
Other portfolio (£1m)
F/X £320m
£4,811m
Acquisitions / (Disposals)
07
08

Profit growth £m


+11%
£619m
Organic growth £32m
Education £28m
Other £7m
F/X £76m
£762m
Acquisitions / (Disposals)
07
08

Operating cash flow increased by £112m to £796m (headline growth of 16%) and total free cash flow by £224m to £631m, or 79.2p per share (headline growth of 55%). Cash conversion was once again strong at 104% of operating profit, assisted by exchange rates. Over the past five years, the proportion of our profits converted to cash has averaged more than 100%. Our ratio of average working capital to sales improved by a further 0.1% points after removing portfolio effects.

Our tax rate in 2008 was 26.4%, the same as in 2007.

Our return on average invested capital* showed a headline increase of 0.3% points (to 9.2%).

Statutory results show an increase of £102m in operating profit to £676m (£574m in 2007). Basic earnings per share for continuing businesses were 47.9p in 2008 against 39.0p in 2007.

Balance sheet strength


Net debt / EBITDA
Interest cover
10
8
6
4
2
3.9x
3.1x
8.7x
1.7x
2000
2001
2002
2003
2004
2005
2006
2007
2008

Net debt was £487m higher at £1,460m (from £973m in 2007). Cash flow was strong, but our net debt was higher with the impact of acquisitions and disposals (net impact of £285m) and the year-end strength of the dollar on our largely dollar-denominated debt (net impact of £410m). Since 2000 Pearson's net debt/EBITDA ratio has fallen from 3.9x to 1.7x and our interest cover has increased from 3.1x to 8.7x.

Dividend. The board is proposing a dividend increase of 7% to 33.8p. Subject to shareholder approval, 2008 will be Pearson's 17th straight year of increasing our dividend above the rate of inflation. Over the past five years we have increased our dividend at a compound annual rate of 7%. Our dividend cover is now 1.7x.

*Using average invested capital and cash tax paid.

Outlook for 2009

Pearson achieved a strong performance in 2008 against the backdrop of a sharp deterioration in the global economy. Though the company performed well, market conditions became more difficult for some of our businesses as the year went on.

In the fourth quarter, trading momentum remained strong for our education business. The Financial Times Group continued to achieve good growth – in particular at Interactive Data and Mergermarket – but FT Publishing saw a decline in advertising revenues (which now account for 4% of Pearson's sales). Consumer publishing markets in the US and UK were challenging, but Penguin performed well in the key holiday selling season.

We are planning on the basis that the tough market conditions that we saw for some of our businesses towards the end of 2008 are likely to persist throughout 2009. We expect to benefit from a range of early actions to revise products and supply lines, reduce costs and sustain investment. Based on current exchange rates and market conditions we would expect to achieve full-year adjusted earnings at or above the 2008 level of 57.7p per share.

In Education, we are planning for weak conditions in the US School publishing market but expect continued growth in our testing, Higher Education and International Education businesses. We expect the new US administration's emphasis on education, reflected in both the economic stimulus package and the focus on reform, to provide a significant boost to education institutions. The extent and timing of the impact on our business is unclear at this stage, so we have not included these factors in our guidance.

At the FT Group, we anticipate continued strong demand for high-quality analysis of global business, finance, politics and economics; a tough year for advertising; strong renewal rates in our subscription businesses; and continued growth at Interactive Data.

At Penguin, we expect another competitive performance in challenging trading conditions for book publishers and booksellers.

Interest and tax. In 2009, we expect our interest charge to adjusted earnings to be higher than 2008 reflecting the impact of the recent strength of the dollar on our largely US dollar-denominated debt and the pensions-related credit to interest becoming a debit in 2009. Our profit and loss tax charge is likely to be in the 26% to 28% range and we now expect our cash tax to stay close to 2008 levels.

Exchange rates. Pearson generates approximately 60% of its sales in the US, and each 5 cent change in the average £:$ exchange rate for the full year (which in 2008 was £1:$1.85) would have an impact of approximately 1p on adjusted earnings per share.

Pearson Education

North American Education

£ millions	2008	2007	CER growth	Underlying growth
Sales	**2,002**	1,667	11%	3%
Adjusted operating profit	**303**	273	5%	(2)%

Overview

Pearson is the market leader in education publishing and services in North America. This is Pearson's largest business, with 2008 sales of £2bn and operating profit of £303m. Over the past five years, it has increased sales at a compound annual growth rate of 10% and profits at a rate of 9%.

Raising student achievement has long been a key priority across the political spectrum in the US. Though the current economic climate has placed considerable pressure on state and local tax receipts – and therefore education funding – spending on educational materials has historically proved relatively resilient. In addition, the new administration's economic stimulus package contains a range of measures to support state funding and education reform.

The education publishing industry is going through a period of significant change driven by the demand for high educational standards and accountability, the shift from print to digital products and a rapidly changing competitive environment.

Our business serves educators and students from early education through elementary, middle and high schools and into higher education with a wide range of products and services: curriculum textbooks and other learning materials; student assessments and testing services; and educational technologies. Pearson has a leading position in each of these areas and a distinctive strategy of connecting those parts to support institutions and personalise learning. In 2008 we began to integrate our North American School and Higher Education companies, which we believe will bring significant opportunities to develop growth businesses, to share investments and technologies and to gain further efficiencies.

School Curriculum

Highlights in 2008 included:
US School publishing market declined 4.4% in 2008, according to the Association of American Publishers. State budget issues caused particular industry-wide weakness in the supplementary publishing segment and the open territories.

Pearson took an estimated 28% share of the total new adoption market, and 31% of the adoptions competed for. Pearson participated in approximately 92% of the total new adoption market, down from approximately 95% in 2007.

Pearson launched enVisionMATH, an integrated print-and-digital elementary mathematics programme (and the next generation of the innovative and highly successful California social studies programme). enVisionMATH helped Pearson to a market-leading 38% share of all maths adoptions, including 50% in Texas, and sold strongly across the open territories.

(+) Learn more at **www.envisionmath.com**

Miller-Levine Biology and enVisionMATH programmes were also successfully launched for the 2009 adoption campaign.

The Association of Educational Publishers honoured two Pearson products, enVisionMATH and Longman English Interactive Online Level 2, as the year's 'most outstanding' materials in the field of teaching and learning.

(+) Learn more at **www.longmanenglishinteractive.com**

Three Pearson products were named America's best educational software products in the Software & Information Industry Association's 23rd Annual CODiE Awards. KnowledgeBox was named Best MultiMedia Solution, Waterford Early Learning won the Best Course/Classroom Management award, and Waterford Early Learning – Math and Science was named Best Science Instructional Solution.

Pearson Education continued

North American Education: key performance measures

US education publishing school and college sales growth vs industry


Pearson (%)
08 1.8%
07 5.1%
Industry (%)
08 (0.2%)
07 4.4%

(i) Pearson's total year on year sales growth in school and college education publishing products in the US versus
(ii) the year on year sales growth of the total US industry.

School publishing adoption cycle win rates


Win rate (%)
08 31%
07 31%

Pearson's market share by value of new business in the US adoption states. Market share is quoted as a percentage of the total value of adoptions that we participated in.

Online learning users


Registrations (no.)
08 4,059,152
07 2,798,690

The number of registrations by students and professors to access one of our US online learning programmes.

Assessment and information testing contract win rates


Win rate (%)
08 47%
07 71%

The lifetime value of US school testing contracts won by Pearson this year as a percentage of the total lifetime value of contracts bid for this year.

The US Department of Defense awarded Pearson a five-year contract to provide elementary-school reading programmes, including Pearson's Reading Street, for its schools around the world.

Pearson created a new Educator Development Group, which brings together the company's leading teacher-centred businesses in North America, to support teachers at every level from preparation at the college level through to professional development and advanced degrees.

Assessment and Information

Highlights in 2008 included:
The integration of Harcourt Assessment progressed well with strong performances in state testing, catalogue tests and clinical assessments.

Our market-leading state assessments division continued to gain share, winning more than half of contracts competed for by value. Pearson now provides major state-wide testing services to 30 states.

We continue to be a leader in online testing with over 3.8 million secure tests delivered across 13 states during the year, up from 2.5 million in 2007.

Our National Assessments division benefited from new long-term contracts including The American Diploma Project (a three-year contract to deliver Algebra II exams to a consortium of 15 states); the College Board's Accuplacer programme (a seven-year contract to deliver computer-adaptive reading, writing and maths tests to assess college readiness); and The National Board for Professional Teaching Standards (a five-year contract to develop, administer and score its National Board Certification programme for accomplished teachers, covering 25 certificate areas).

We extended our leading position in teacher certification boosted by contract renewals in California (for three years), Oklahoma (six years), and New Mexico (four years). We also won a two-year contract to manage California's certification testing for teachers of English as a foreign language.

Clinical Assessments, which provides a wide range of assessments for personality, behaviour, ability, achievement, speech and language, and career interest, benefited from the strong growth of our AimsWeb data management and progress monitoring service for the Response to Intervention (RTI) market (which monitors children who are having difficulty learning) and the publication of WAIS-IV and MMPI-RF, new editions of the key products for assessing intelligence and personality.

Major contract wins in Student Information Systems include South Carolina (709,000 students), Dallas (165,000 students) and Baltimore (83,000 students).

Our new Edustructures business, which provides interoperable systems to support data collection and reporting between school districts and state governments, continued to win contracts with State Education Agencies. It successfully implemented proof-of-concept projects in Kansas and Alaska, and expansion of projects in Virginia, South Carolina and Wyoming.

Higher Education

Highlights in 2008 included:
The US Higher Education publishing market grew 3.6% in 2008, according to the Association of American Publishers. The industry benefited from healthy enrolments, even in tougher economic conditions, and federal government action to support student funding. We continued to see strong demand for instructional materials that are enhanced by technology and customisation.

Pearson grew faster than the industry and outperformed the market for the tenth straight year.

We continued to invest in established and new author franchises, such as Campbell & Reece's *Biology*; Tro's *Chemistry*; Lilienfeld, Lynn, Namy & Woolf's *Psychology*; and Wysocki & Lynch's *DK Handbook*.

Pearson's 'MyLab' digital learning, homework and assessment programmes grew strongly and now span the curriculum. Our MyLab products were used by more than 4.3 million students globally, with student registrations 48% higher than in 2007. Evaluation studies show that the use of the MyLab programmes can significantly improve student test scores and institutional productivity.

Learn more at
www.mymathlab.com/makingthegrade_v3.pdf

Custom Solutions grew strongly, expanding beyond textbooks to educational solutions including on-demand authoring of original content; customised technology; and on-demand curriculum, assessments and courseware.

Pearson formed new strategic partnerships to provide materials and online learning services to educational institutions. These included Rio Salado College in Arizona, which has 450 online classes and 48,000 students; the Colorado Community College system, to provide digital textbooks for 17 courses; and Louisiana Community & Technical College System, to provide students with a customised online learning programme across 47 campuses through the combination of custom textbooks, eCollege and MyLabs.

eCollege, Pearson's platform for fully-online distance learning in higher education, increased enrolments by 34% to 2.5 million and benefited from continued strong renewal rates. It achieved good new business performance both in the US and internationally, including Brazil; deployed its new .Next platform enabling rapid new product development; and sustained investment to drive growth in International and K-12 markets.

Pearson achieved strong growth in publishing and related services for students in workplace and vocational education. We launched new partnerships with the National Restaurant Association's leading food safety programme, ServSafe, and the International Fire Service Training Association (IFSTA) fire training programme.

Pearson Education continued

International Education

£ millions	2008	2007	CER growth	Underlying growth
Sales	**866**	735	11%	2%
Adjusted operating profit	**135**	92	26%	16%

Overview

Pearson is the world leader in education publishing and related services outside North America. Over the past five years, this has been Pearson's fastest-growing business, increasing sales at a headline compound annual growth rate of 16% (from £484m in 2004 to £866m in 2008) and operating profit five-fold (from £27m in 2004 to £135m in 2008). The business has achieved strong organic growth and successfully integrated a number of acquisitions including Edexcel, Harcourt International and PBM.

Looking ahead, we expect our International Education businesses to continue to benefit from a series of powerful growth trends: increasing public and private spending on education; growing participation rates in elementary, secondary and higher education; the demand for assessment to provide measures of achievement; the growing technology infrastructure in educational institutions; and the rise of English and other international languages.

In 2008, we made good progress on our strategic goals, extending our strong position in English language learning and educational technology, developing services for measuring and certifying student progress, and providing integrated solutions to help educational institutions achieve their goals. We also expanded our product range and geographic presence through the acquisitions of Harcourt International and Fronter. Sales increased by 11% to £866m and profits by 26% to £135m at constant exchange rates. Headline profit growth of 47% also benefited from some transactional foreign exchange gains.

Europe

Highlights in 2008 included:

In the UK, Edexcel received over 1.3 million registrations for vocational assessment which, when combined with more than 2.1 million registrations for general qualifications, made it one of the UK's largest assessment organisations. Edexcel marked 4.3 million 'A'-level and GCSE scripts onscreen, representing 88% of all student work marked by Edexcel examiners.

Edexcel was awarded the contract to administer the 2009 National Curriculum Tests for Key Stage 2 by the UK Qualifications and Curriculum Authority.

Edexcel made a significant investment in supporting the growth of academic and vocational qualifications both in the UK and internationally. These included the UK's new Diploma qualification for 14–19 year-olds; the IGCSE qualifications to meet the needs of international schools and colleges; and BTEC, Edexcel's flagship vocational qualification. In schools, BTEC registrations have grown from about 70,000 to 250,000 in the past two years.

'MyLab' digital learning, homework and assessment programmes were used internationally by more than 237,000 students, up 82% on 2007, and are now sold in more than 65 countries worldwide. MyLabs and Mastering Physics, two of Pearson's online education programmes, continued to win international adoptions, increasingly with localised versions for individual markets.

Our UK school publishing business grew ahead of the market with the successful integration of Harcourt International. This was driven by curriculum reform and market share gains in the secondary market, helped by strong publishing, innovative technology and integrated assessment for learning.

The combination of Pearson content, customisation capabilities and technology supports strong performance in Higher Education and ELT across European markets including France, Benelux and Central & Eastern Europe.

Pearson announced the acquisition of Fronter, a learning platform (also known as a Learning Management System or 'LMS') which provides easy-to-use tools for secure online education and collaboration. The Fronter platform enables students to learn whenever and wherever they choose; review their personal study plan; submit assignments; communicate with teachers, peers and parents; and study on their own or in a group. Teachers use the platform to create, store and repurpose learning resources and coursework which their students access online. The platform includes more than 80 tools for teachers and students and is highly customisable in terms of functionality, design and language.

Africa and the Middle East

Highlights in 2008 included:
Pearson won a contract to deliver the Abu Dhabi Education Council's external assessment programme over three years starting in 2009. The tests cover English, Arabic, mathematics and science for students in grades 3 to 11.

Pearson worked with Jordan's Ministry of Education to build a test development system which has been enhanced to support the creation of test items and tests in Arabic, replacing a paper-based system.

Pearson announced its intention to increase its ownership in Maskew Miller Longman in South Africa, and bring together its education companies in the region into a new organisation, Pearson Southern Africa (85% owned by Pearson). The creation of Pearson Southern Africa will help Pearson deploy its global resources throughout the region, and better support students and teachers in such critical areas as assessment, teacher development and professional and vocational learning.

Pearson announced the acquisition of an additional 22% stake in Longman Nigeria, the leading educational publisher in Africa's most populous country, taking our ownership to a controlling 51% stake. The business performed strongly in 2008 supported by an order for two million textbooks for mathematics and English by the states of Lagos and Bauchi.

Asia and Pacific

Highlights in 2008 included:
The New York Institute of Finance (NYIF) opened a Beijing office under the name of Pearson Financial Consulting to educate and train China's financial and business professionals through classes, in-company courses and monthly financial forums.

In India, Pearson saw rapid sales growth underpinned by strong local publishing of titles including Macroeconomics by Errol D'Sousa of IIM Ahmedabad and Upinder Singh's book on Ancient and Medieval Indian History. Two books published by Pearson Education won the First and Third Prize in the Delhi Management Association's DMA-NTPC Awards.

In Thailand, Pearson secured its largest adoption of MyITLab outside North America at Sripatum University accompanied by the Go! Office 2007 series of textbooks.

Pearson was named Secondary Publisher of the Year 2008 at the Australian Awards for Excellence in Educational Publishing, based on factors including the quality of products, accuracy of information, quality of customer service, innovation of products and services, and prompt delivery of products. Successful and rapid Integration of Harcourt International. Good growth in higher education was supported by strong take-up of MyLab and Mastering products.

In China, Pearson acquired two chains of private English-language schools. 'Learning' provides instruction for children aged five through 12, principally in Shanghai. Dell English offers English-language training to students typically between ages of 15 and 35, principally in Beijing.

Pearson Education continued

Latin America

Highlights in 2008 included:

Rapid growth in Mexico, Pearson's largest market in the region, with particularly strong growth in custom publishing. In English Language Teaching, we won an integrated custom publishing, academic support and services solutions contract with CONALEP, the national vocational/technical secondary programme. We developed a custom publishing programme for a leading test prep academy, CONAMAT, which included *Simplified Mathematics*, the best selling title of the programme, selling over 20,000 units.

In Panama, the Ministry of Education adopted Prentice Hall Virtual Labs and Lab Manuals for Chemistry and Biology for 75,000 high school students.

In Brazil, which has Latin America's largest and fastest-growing university population, Pearson provided custom publishing services to five leading universities in business, math, science, engineering and several other fields.

Growing Government tenders business in Maths and Science including the success of a new local math series for middle schools in Mexico and the adoption of two levels of our primary Science programme in Chile, adapted from our US Scott Foresman 5th/6th Grade programme, to support local curriculum standards in Spanish.

Strong growth of English Language Teaching materials across Latin America underpinned by performance in Mexico, Argentina, Colombia, Peru and Central America.

International Education key financial performance measures

Online learning users

Registrations (no.)


08 237,198
07 130,035

The number of registrations by students and professors to access one of our International Education online learning programmes.

Online results logins

Logins (no.)


08 58,288
07 11,033

Number of logins by users of International Education's online results service.

Professional

£ millions	2008	2007	CER growth	Underlying growth
Sales	**244**	226	1%	1%
Adjusted operating profit	**36**	27	26%	26%

Overview

Our Professional education business is focused on publishing and other learning programmes for professionals in business and technology, and on testing and certifying adults to become professionals.

Over the past five years, we have increased sales in this division at a compound annual rate of 11% in constant currencies and operating profit from a loss of £5m in 2004 to a profit of £36m in 2008. Over that period, we significantly re-oriented our professional publishing businesses towards long-term growth markets and built professional testing into a profitable industry leader. We see good growth for these businesses, which will benefit from rising demand for work-related skills and qualifications in both developed and developing markets; and from close connections with professional content and customers in other parts of Pearson.

Professional testing and certification

Highlights in 2008 included:
Approximately six million secure online tests were delivered in more than 4,000 test centres worldwide in 2008, an increase of 2% over 2007.

Registration volumes for the Graduate Management Admissions Council test rose 12% worldwide in 2008, including a 22% increase outside the US.

New business included contracts to provide certification exams for the Health Authority AbuDhabi, end of course exams for Maryland University College, certification exams for the Institute of Supply Management, the development and administration of tests for the Colorado Office of Barber and Cosmetology Licensure and an exclusive contract with Adobe.

Renewals included contracts with the Georgia Insurance Licensing Board, the Virginia Board of Nursing, the Law National Admissions Consortium, Measurement Research Associates, Inc., and the Kentucky Real Estate Commission.

Pearson VUE introduced several security enhancements to its high-stakes testing, including implementation of palm vein recognition technology, a non-intrusive identification system, and of digital watermarking of exam data.

Pearson VUE announced the transition of The Institute of Internal Auditors certification exam, the Certified Internal Auditor, from paper-and-pencil to computer-based test delivery. The Certified Internal Auditor designation is the only globally accepted certification for internal auditors and will be delivered in English, Japanese, French, Spanish and Italian.

Pearson VUE agreed a partnership with NIIT Ltd. of India to expand Pearson VUE's certification network in India, extending a range of tests for students throughout the country. In a first phase, Pearson VUE and NIIT will set up testing facilities in Bangalore, Chennai, New Delhi, Hyderabad and Pune.

Professional publishing

Highlights in 2008 included:
Scott Kelby, an author at our technology imprint Peachpit, was the top-selling author of computer books in the US for the fifth consecutive year with titles such as *The iPhone Book*, *Mac OS X Leopard Book* and *The Adobe CS4 Book for Digital Photographers.*

The *iPhone Developer's Cookbook* by Erica Sadun, initially published online as a DRM-free ebook, became the #1 computer book for Amazon Kindle and the #1 book on Safari. When published in print form, it became the #1 Computers & Internet Book on Amazon.

We created nearly 200 video based educational lessons (230 hours of video) including Aarron Walter's SEO And Beyond, and Deitel & Associates' C# 2008 Fundamentals I and II and built new distribution channels for video via our websites and via Safari Books Online.

Pearson developed new iterative publishing programme called Rough Cuts which allows authors and customers to interact ahead of publication, building awareness and capturing customer contributions. Almost 25% of the print books published in 2008 entered the Rough Cuts programme, benefiting from comments prior to print publication.

Strong growth of eBooks, videos and other digital assets sold directly (via our websites and our joint-venture, Safari Books Online), and through other digital retail outlets (such as the Amazon Kindle and Sony eReader).

Sales of English and local language technology books saw good growth in international markets including the Middle East, South Africa, India and South America with best-sellers including *CCNA Exam Certification Library* by Wendell Odom, *Presentation Zen* by Garr Reynolds and *Effective Java 2E* by Josh Bloch

Titles by Pearson's business imprints, including FTPress and Wharton School Publishing, included *Financial Shock* by Mark Zandi, Chief Economist at Moody's and an advisor to the White House, on the causes of the credit crunch with particular emphasis on the sub-prime mortgage market.

FT Group

£ millions	2008	2007	CER growth	Underlying growth
Sales				
FT Publishing	**390**	344	9%	4%
Interactive Data	**406**	344	10%	9%
Total	**796**	688	9%	7%
Adjusted operating profit				
FT Publishing	**74**	56	9%	0%
Interactive Data	**121**	97	15%	13%
Total	**195**	153	13%	8%

Overview

The FT Group is a leading provider of essential information in attractive segments of the global business information market. These include insight and analysis through the *Financial Times*, FT.com and *The Economist*, and intelligence, valuations and indices through Mergermarket, FTSE and Interactive Data.

In recent years, the FT Group has significantly shifted its business towards digital and subscription revenues. We have sold our largely print and advertising-based national media companies (Recoletos in Spain, Les Echos in France, FT Deutschland in Germany); acquired digital businesses with international opportunities (Mergermarket, Exec-Appointments.com, Money-Media); and invested steadily in our global and digital businesses including the *Financial Times*, FT.com and Interactive Data.

As a result of this strategy, in 2008 digital services accounted for 67% of FT Group revenues, up from 28% in 2000; and in 2008 advertising accounted for 25% of FT Group revenues, down from 52% in 2000. On a continuing business basis, FT Group sales have increased at a headline compound average growth rate of 12% (from £504m in 2004 to £796m in 2008) and profits by 32% (from £65m to £195m).

Looking ahead, we believe that the FT Group's premium and global positions, combined with our digital and subscription businesses, put us in a good position to weather tougher economic conditions.

FT Publishing

Highlights in 2008 included:

FT Publishing benefited from a shift towards subscription and service-based revenues. FT Publishing sales were up 9% and operating profit up 9% to £74m (£56m in 2007) despite a tough advertising market, particularly in the fourth quarter.

Financial Times maintained worldwide newspaper circulation at approximately 435,000 (434,196 average for the June–December ABC period) and won both major UK press awards: Newspaper of the Year at the 2008 British Press Awards and Newspaper Awards. In the UK National Readership Survey, readership rose more than 16% to 418,000.

FT circulation revenues were up 16% as investment in content and demand for high-quality analysis of the global financial crisis supported an increase in pricing and quality of circulation.

FT Publishing advertising revenues declined 3%, with a weak advertising market in the fourth quarter as financial institutions, technology companies and recruiters reduced their marketing investment. In 2008, we took a series of actions to reduce costs and prepare for more difficult trading conditions in 2009.

FT.com benefited from its launch of an innovative access model involving registration for access to more than three articles per month. Subscribers grew 9% to 109,609, and registered users increased more than five-fold from approximately 150,000 at the end of 2007 to 966,000 at the end of 2008.

The Financial Times continued to invest in international expansion and fast-growing markets. It launched a new edition for the Middle East, and *Rui*, a lifestyle and wealth-management magazine for China's fast-growing business elite.

FT acquired Money-Media, which provides online news and commentary for the fund-management industry. Money-Media rolled out Ignites Europe, an online news service for people working with the European cross-border fund industry.

A strong performance from Mergermarket, benefiting from its digital subscription model, with contract renewal rates of almost 85%. The Mergermarket and Debtwire products performed particularly well, emphasising that the services remain valuable to customers throughout the cycle.

Mergermarket launched two new products, Debtwire ABS and Debtwire Restructuring Database, in response to growing levels of distressed asset sales and restructuring funds. It continued to expand and acquire new customers geographically in the US, Europe and Asia, launching its M&A event-driven product – dealReporter – in Russia, Poland, Turkey, the UAE and South Africa. Mergermarket also continued to build its Pharmawire product for financial institutions that support the pharmaceutical industry.

Mergermarket's conference business – Remark – had a strong year, with significant growth in the number of events, attendees and newsletter publications. It also increased its digital offering in this business through video, podcasts and live webcasts.

The Economist, in which Pearson owns a 50% stake, increased global weekly circulation by 6.4% to 1.39m (for the July–December 2008 ABC period).

FTSE, in which Pearson owns a 50% stake, announced several new indices including expansion of the FTSE Environmental Opportunities Index and introduction, in partnership with the Athens Exchange, of the FTSE/ATHEX Liquid Mid Index.

FT Publishing key performance measures

FT Publishing advertising revenue growth

Growth (%)

08 (3%)

07 10%

FT Publishing's year on year advertising sales growth (internal statistic).

FT circulation revenue growth

Growth (%)

08 16%

07 10%

The FT Newspaper's year on year growth in circulation revenue.

FT.com average monthly unique users for the year

Users (no.)

08 7,200,000

07 5,700,000

The average monthly number of unique users of FT.com for the year.

Interactive Data

Highlights in 2008 included:

Interactive Data revenues up 10% and operating profit up 15% to £121m (£97m in 2007) driven by strong new sales throughout the year and approximately 95% renewal rates within its Institutional Services segment.

Interactive Data continued to benefit from growth trends, including: heightened scrutiny around the valuation of securities; increasing regulation; increasing adoption of low latency data for algorithmic trading; and continuing need to differentiate wealth management offerings with bespoke web-based client solutions.

Pricing and Reference Data continued to generate good growth in North America and Europe. Growth is primarily organic, providing additional services to customers; and also benefited from bolt-on acquisitions, most recently the announced purchase of NDF, a leading provider of securities pricing, reference data and related services to most of the major financial institutions in Japan.

Real-Time Services saw strong growth in its real-time data feeds business and continued expansion of its Managed Solutions business in the US. Real-Time Services added a number of new market sources in North America and the Middle East. The Managed Solutions business announced that it had doubled the number of clients in the US during the past year to 80.

Continued investment in expanding the breadth and depth of the data covered and products offered, including a new alliance to provide complex derivatives and structured product valuation services; and in the capacity of its real-time infrastructure to allow for the anticipated growth in real-time market data volumes.

Interactive Data key performance measures

Interactive Data customer retention

Retention (%)

08 95%

07 95%

The number of customers renewing contracts as a percentage of total customer base.

Penguin

£ millions	2008	2007	CER growth	Underlying growth
Sales	**903**	846	0%	3%
Adjusted operating profit	**93**	74	4%	4%

Overview

Penguin is one of the most famous brands in book publishing, known around the world for the quality of its publishing and its consistent record of innovation.

Over the past five years, Penguin's sales have increased at an average rate of 4% and profits at 14% – the result of a plan to generate significant and consistent margin improvement. That plan had four major parts:

1. Investing consistently and in a disciplined way in author and product development;

2. Developing a globally co-ordinated publishing organisation, benefiting from worldwide scale and rapid rates of growth in literacy, education and demand for books in emerging markets;

3. Innovating with digital technologies to provide new reading experiences, new ways to market and sell books, and more efficient means of production, storage and distribution of content;

4. Becoming a more efficient organisation, focusing on margin progression, working capital discipline and cash generation.

In 2008, those initiatives helped Penguin reach its target of double digit margins, even in tough conditions for book publishers and booksellers and after additional bad debt provisions. Headline growth includes the impact of increased transactional foreign exchange gains. Looking ahead, Penguin's strategy involves further investment in publishing in both established and emerging markets, and in continued digital innovation, as it seeks to build on its strong competitive position and accelerate sales growth.

Strong publishing in all markets; top awards in the US, Australia, Canada and India

Highlights in 2008 include:

In the US, Penguin had a number one *New York Times* bestseller for 49 weeks of the year, including Patricia Cornwell's *Scarpetta*, Eckhart Tolle's *A New Earth* and Greg Mortenson's *Three Cups of Tea*.

Penguin authors won the major industry awards. Junot Díaz won The Pulitzer Prize for Fiction and the National Book Critics Circle Award for Fiction for *The Brief Wondrous Life of Oscar Wao*, and Barton Gellman won the Pulitzer Prize for National Reporting.

In the UK, Penguin had 67 top ten bestsellers versus 52 in 2007, according to BookScan. The #1 bestseller *Devil May Care*, the new James Bond novel by Sebastian Faulks, was the fastest-selling hardback fiction title in Penguin UK's history and the third-bestselling in the UK in 2008. Other bestsellers included *This Charming Man* by Marian Keyes, *The Beach House* by Jane Green and *Jamie's Ministry of Food* by Jamie Oliver. Penguin UK also published many more paperback originals, including Judith O'Reilly's *A Wife in the North*.

In Australia, Penguin was named Publisher of the Year at the Australian Book Industry Awards (and won four of the seven awards for individual books), and grew sales ahead of its markets with bestsellers including titles from Australian authors Bryce Courtenay and Tim Winton alongside international authors Marian Keyes and Eckhart Tolle.

In Canada, Penguin was named Publisher of the Year by the Canadian Booksellers Association and won the 2008 Scotiabank Giller Award for *Through Black Spruce* by Joseph Boyden. Bestsellers included titles by John Ralston Saul, Niall Ferguson, Patricia Cornwell and Clive Cussler.

In India, Penguin is the largest English Language trade publisher and continued its strong publishing record with authors such as Shobhaa De, Amitav Ghosh and Nandan Nilekani. It also won the major English language prizes in India's national book awards.

To capitalise on Penguin's global presence and growth opportunities in international markets, Penguin launched the Hamish Hamilton literary fiction imprint in Australia and the Allen Lane non-fiction imprint in India.

In 2009, Penguin will publish major new books including titles by David Plouffe, Barack Obama's campaign manager; Nick Hornby; Sue Grafton; Clive Cussler; Greg Mortenson; LeBron James; Jamie Oliver, Eoin Colfer (with his new addition to Douglas Adams's *Hitchhikers* series); and David Benedictus (with the first authorised Winnie the Pooh sequel).

Leading in digital innovation

Highlights in 2008 include:

Penguin's eBook publishing and sales expanded significantly in 2008, with nearly five-fold growth in eBook sales in the US. Penguin worldwide now has about 8,500 eBook titles available, more than double the number available in 2007.

Penguin US launched an Enriched eBook Classics series with Jane Austen's *Pride and Prejudice,* which debuted in the top 10 on the Amazon Kindle bestseller list. The series is now sold via online stores on both Amazon.com and Penguin.com.

Traffic for all Penguin's websites increased 37% to 17 million unique users. Penguin US was the first publisher to create an iPhone application for optimal viewing of the Penguin website on mobile devices.

Penguin in partnership with match.com launched a UK dating website which received more than 120,000 visits and 1,300 registrations in the first five weeks alone.

Learn more at

Penguin had great success at the New Media Age Effectiveness Awards for www.blogapenguinclassic.com, an online forum where readers blog about many of the best books ever written.

Learn more at

Penguin also launched www.penguin.co.uk/tasters, which allows readers to download and sample the first chapters of all Penguin's latest novels for free.

Learn more at www.penguin.co.uk/tasters

Penguin key performance measures

US bestsellers

Bestsellers (no.)

08 229

07 164

The number of Penguin books entering the Top Ten bestsellers list in the US (*New York Times*).

UK bestsellers

Bestsellers (no.)

08 67

07 52

The number of Penguin books entering the Top Ten bestsellers list in the UK (BookScan Top Ten).

eBooks sold

Units sold (no.)

08 1,105,974

07 202,806

The number of eBooks sold by Penguin Group.

Other financial information

Net finance costs

£ millions	2008	2007
Net interest payable	**(89)**	(95)
Net foreign exchange losses reflected in adjusted earnings	**(7)**	–
Finance income in respect of employee benefits	**8**	10
Net finance costs reflected in adjusted earnings	**(88)**	(85)
Other net finance costs	**(3)**	(21)
Net finance costs	**(91)**	(106)

Net finance costs reported in our adjusted earnings comprise net interest payable, net finance income relating to employee benefits and certain foreign exchange gains and losses.

Net interest payable in 2008 was £89m, down from £95m in 2007. Although our fixed rate policy reduces the impact of changes in market interest rates, we were still able to benefit from a fall in average US dollar and sterling interest rates during the year. Year on year, average three month LIBOR (weighted for the Group's net borrowings in US dollars and sterling at each year end) fell by 2.3% to 3.1%. This reduction in floating market interest rates was partially offset by higher fixed bond coupons prevailing at the time of our 2008 bond issue. The overall result was a decrease in the Group's average net interest rate payable by 1.4% to 5.9%. The Group's average net debt rose by £266m, reflecting the impact of acquisitions and disposals and the weakening of sterling relative to the US dollar, in which the majority of our debt is denominated.

Net finance income relating to employee benefits fell by £2m from £10m in 2007 to £8m in 2008. Exchange losses reported in adjusted earnings in 2008 of £7m related to the retranslation of foreign currency bank overdrafts. There were no material exchange differences on these accounts in 2007 but the weakness of sterling in the fourth quarter made this a more significant item in 2008.

Also included in the statutory definition of net finance costs are foreign exchange and other gains and losses. These are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In 2008 the total of these items excluded from adjusted earnings was a loss of £3m compared to a loss of £21m in 2007. The loss in 2007 mainly related to euro denominated debt held to hedge the receipt of proceeds from the sale of Les Echos.

Funding position and liquid resources

The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer term loans from banks and capital markets. Our objective is to secure continuity of funding at a reasonable cost from diverse sources and with varying maturities. The Group does not use off-balance sheet special purpose entities as a source of liquidity or for any other financing purposes.

The net debt position of the Group is set out below.

Net debt

	2008 £m	2007 £m
Cash and cash equivalents	**685**	560
Marketable securities	**54**	40
Net derivative assets	**164**	35
Bonds	**(2,128)**	(1,150)
Bank loans and overdrafts	**(228)**	(452)
Finance leases	**(7)**	(6)
Net debt	**(1,460)**	(973)

Reflecting the geographical and currency split of our business, a large proportion of our debt is denominated in US dollars (see note 19 for our policy). The weakening of sterling against the US dollar during 2008 (from $1.99 to $1.44:£1) is a significant contributor to the increase in our reported net debt.

The Group's credit ratings remained unchanged during the year. The long-term ratings are Baa1 from Moody's and BBB+ from Standard & Poor's, and the short-term ratings are P2 and A2 respectively. The Group's policy is to strive to maintain a rating of Baa1/BBB+ over the long term.

In May 2008, the Group accessed the US capital markets, raising $900m: $350m through the sale of notes maturing in 2013 and bearing interest at 5.50% and $550m through the sale of notes maturing in 2018 and bearing interest at 6.25%. The proceeds of the debt issuance were swapped to floating rate to conform with the policy described in note 19 and used to repay floating rate amounts outstanding under our revolving credit facility, as described below.

The Group has in place a $1,750m committed revolving credit facility, of which $92m matures in May 2011 and the balance of $1,658m matures in May 2012. At 31 December 2008, $190m was drawn under this facility. The facility is intended to be used for short-term drawings and providing refinancing capabilities, including acting as a back-up for our US commercial paper programme. This programme is primarily used to finance our US working capital requirements, in particular our US educational businesses which have a peak borrowing requirement in July. At 31 December 2008, no commercial paper was outstanding.

The Group also maintains other committed and uncommitted facilities to finance short-term working capital requirements in the ordinary course of business.

Further details of the Group's approach to the management of financial risks are set out in note 19 to the financial statements.

Taxation

The effective tax rate on adjusted earnings in 2008 was 26.4% which was the same effective rate as that for 2007. Our overseas profits, which arise mainly in the US are largely subject to tax at higher rates than the UK corporation tax rate (an effective rate of 28.5% in 2008 compared to 30% in 2007). Higher tax rates were more than offset by amortisation-related tax deductions and releases from provisions reflecting continuing progress in agreeing our tax affairs with the authorities.

The reported tax charge on a statutory basis was £172m (29.4%) compared to a charge of £131m (28.0%) in 2007. The tax charge relating to the sale of the Data Management business in February 2008 is included in the loss on discontinued businesses. A charge arises on this disposal as although there is a book loss there is a gain for tax purposes. Tax paid in 2008 was £89m compared to £87m in 2008.

We received cash proceeds of $211m on the sale of the Scanners business and realised a loss before tax of £53m mainly due to exchange. The tax charge on the sale is £37m.

Minority interests

Our minority interests comprise mainly the 38% minority share of Interactive Data.

Dividends

The dividend accounted for in our 2008 financial statements totalling £257m represents the final dividend in respect of 2007 (20.5p) and the interim dividend for 2008 (11.8p). We are proposing a final dividend for 2008 of 22.0p, bringing the total paid and payable in respect of 2008 to 33.8p, a 7.0% increase on 2007. This final 2008 dividend was approved by the board in February 2009, is subject to approval at the forthcoming AGM and will be charged against 2009 profits. For 2008 the dividend is covered 1.7 times by adjusted earnings.

We seek to maintain a balance between the requirements of our shareholders for a rising stream of dividend income and the reinvestment opportunities which we identify around the Group. The board expects to raise the dividend in line with earnings growth, while building our dividend cover towards two times earnings.

Pensions

Pearson operates a variety of pension plans. Our UK Group plan is by far the largest and includes a significant defined benefit section. We also have some smaller defined benefit plans in the US and Canada. Outside the UK, most of our companies operate defined contribution plans.

The income statement expense for defined benefit plans is determined using annually derived assumptions as to discount rates, investment returns and salary inflation, based on prevailing conditions at the start of the year. The assumptions for 2008 are disclosed in note 25 to our accounts, along with the year end surpluses and deficits in our defined benefit plans. We recognise actuarial gains and losses arising when assumptions diverge from reality through the statement of recognised income and expense (SORIE).

Our charge to profit in respect of worldwide pensions and post retirement benefits amounted to £76m in 2008 (2007: £61m) of which a charge of £84m (2007: £71m) was reported in operating profit and the net finance benefit of £8m (2007: £10m) was reported against net finance costs.

Pension funding levels are kept under regular review by the company and the plan Trustee. A full actuarial valuation of our UK Group plan will be carried out as at January 2009. Any changes in funding requirements will be evaluated on completion of this review.

Other financial information continued

Pensions

Movement in funding position of UK Group plan £m


Surplus £62m
Service cost (£33m)
Financing cost £11m
Employer contributions £54m
Change in assumptions £189m
Asset experience (£234m)
Surplus £49m
07
08

Discontinued operations

Discontinued operations in 2008 relates to the Data Management business that was sold on 22 February 2008. The Scanners business was reported as discontinued in the 2007 figures along with Government Solutions (sold February 2007), Datamark (acquired with eCollege and immediately sold in July 2007) and Les Echos (sold December 2007).

Acquisitions

On 2 January 2008 the FT Group acquired Money-Media, a US-based company offering online news and commentary for the money management industry, for $66m. On 30 January 2008, Pearson's North American Education business completed the $635m acquisition of Harcourt Assessment after receiving clearance from the US Department of Justice. Harcourt Assessment provides an extensive catalogue of high quality research-based education and clinical assessment products for children and adults. On 1 August 2008, Interactive Data acquired Kler's Financial Data Service, a provider of reference data to the Italian finance industry, for €19m and on 15 December 2008 Interactive Data acquired a 79% interest in NTT Data Financial Corporation (NDF), a provider of reference data to the Japanese finance industry, for approximately $26m.

Net cash consideration for all acquisitions made in the year ended 31 December 2008 was £394m and provisional goodwill recognised was £153m.

In total acquisitions made in 2008 contributed an additional £161m of sales and £30m of adjusted operating profit.

Capital expenditure

Net capital expenditure in the year on property, plant, equipment and software amounted to £121m. The analysis of capital expenditure and details of capital commitments are shown in the notes 10, 11 and 35 of the financial statements.

Transactions with related parties

Transactions with related parties are shown in note 36 of the financial statements.

Post balance sheet events

During 2008 Pearson's International Education business announced its intention to increase its stakes in Longman Nigeria from 29% to 51% for £9m and Maskew Miller Longman (MML), its South African publishing business, from 50% to 85%. Under the terms of the MML agreement, Pearson intends to create a new Southern Africa business and in return for the increased stake in MML our current joint venture partner will receive £46m in cash and a 15% interest in Pearson's Heinemann and Edexcel businesses in that region. In addition the International Education business also announced the acquisition of Fronter, a European online learning company based in Oslo, for £16m. The Longman Nigeria acquisition completed in early January 2009 and the Fronter acquisition in February 2009. The Maskew Miller Longman transaction is expected to complete in the second quarter of 2009 following regulatory approval.

Supplier payment policy

Operating companies are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted. These supplier payment terms vary by operating company reflecting the different industries and countries in which they operate. It is company policy that suppliers are aware of such terms of payment and that payments to them are made in accordance with these, provided that the supplier is also complying with all relevant terms and conditions. Group trade creditors at 31 December 2008 were equivalent to 31 days of purchases during the year ended on that date. The company does not have any significant trade creditors and therefore is unable to disclose average supplier payment terms.

Principal risks and uncertainties

We conduct regular risk reviews to identify risk factors which may affect our business and financial performance. Our group internal audit function reviews these risks with each business, shared service operations and corporate functions, agreeing upon measures and controls to mitigate these risks wherever possible. It is not possible to identify every risk that could affect our businesses, and the actions taken to mitigate the risks described below cannot provide absolute assurance that a risk will not materialise and/or adversely affect our business or financial performance.

With the rapid deterioration in the global economic environment during 2008, there is an increased risk of a further weakening in trading conditions in 2009 which could adversely impact the company's financial performance. The outlook for the company for 2009 is set out on page 12. The effect of a continued deterioration in the global economy will vary across our businesses and will depend on the depth, length and severity of any economic downturn.

Our principal risks and uncertainties are outlined below.

Risk	Mitigating factors
A significant deterioration in Group profitability and/or cash flow caused by a severe economic depression reducing our liquidity and/or impairing our financial ratios, triggering a need to raise additional funds from the capital markets and/or a renegotiation of our banking covenants.	The Group's approach to funding is described on page 24 and the Group's approach to the management of financial risks is set out in note 19 to the financial statements.
Our US educational textbook and assessment businesses may be adversely affected by changes in state and local educational funding resulting from either general economic conditions, changes in government educational funding, programmes and legislation (both at the federal and state level), and/or changes in the state procurement process.	Our customer relationship teams have detailed knowledge of each state market. We are investing in new and innovative ways to expand and combine our product and services to provide a superior customer offering when compared to our competitors, thereby reducing our reliance on any particular funding stream in the US market.
Reductions in advertising revenues and/or circulation will adversely affect the profitability of our newspaper business.	The diversification of the FT Group into other business models and revenue streams, e.g. subscription based businesses, digital revenues, business to business products, conferences, in addition to its global reach, offsets reliance on newspaper print advertising and circulation revenue streams.
At Penguin, changes in product distribution channels, increased book returns and/or customer bankruptcy may restrict our ability to grow and affect our profitability.	We develop new distribution channels by adapting our product offering and investing in new formats. To minimise returns we are careful about how we supply orders, taking account of expected sell through. The application of strict credit control policies is used to monitor customer debt and we work with industry groups to minimise exposures (e.g through retention of title claims) in the event of default.
Our intellectual property and proprietary rights may not be adequately protected under current laws in some jurisdictions and that may adversely affect our results and our ability to grow.	We seek to mitigate this type of risk through general vigilance, co-operation with other publishers and trade associations, advances in technology, as well as recourse to law as necessary.
We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive.	To remain competitive we continue to invest in our authors, products, services, technology and people to take advantage of these opportunities. There is no guarantee that these investments will generate the anticipated returns or protect us from being placed at a competitive disadvantage with respect to scale, resources and our ability to develop and exploit opportunities.

Principal risks and uncertainties continued

Risk	**Mitigating factors**
A control breakdown or service failure in our school assessment businesses could result in financial loss and/or reputational damage.	We seek to minimise the risk of a breakdown in our student marking with the use of robust testing procedures and controls, combined with our investment in technology, project management and skills development of our people.
Our professional services and school assessment businesses involve complex contractual relationships with both government agencies and commercial customers for the provision of various testing services. Our financial results, growth prospects and/or reputation may be adversely affected if these contracts and relationships are poorly managed.	In addition to the internal business procedures and controls implemented to ensure we successfully deliver on our contractual commitments, we also seek to develop and maintain good relationships with our customers to minimise associated risks. We also look to diversify our portfolio to minimise reliance on any single contract.
We operate in markets which are dependent on Information Technology (IT) systems and technological change.	We mitigate these IT risks by instilling strong IT policies and operational controls, employing project management techniques to manage new software developments and / or system implementations and have implemented an array of security measures to protect our IT assets from attacks or failures that could impact the confidentiality, availability or integrity of our systems.
Operational disruption to our business caused by a major disaster and/or external threats could restrict our ability to supply products and services to our customers.	We have developed business continuity arrangements, including IT disaster recovery plans and back-up delivery systems, to minimise any business disruption in the event of a major disaster. Insurance coverage may minimise any losses in certain circumstances.
A major data privacy breach may cause reputational damage to our brands and financial loss.	We constantly test and re-evaluate our data security procedures and controls across all our businesses with the aim of ensuring personal data is secured and we comply with relevant legislation and contractual requirements. We have recently appointed a Chief Security Officer with extensive experience to lead our various data privacy and security programmes.
Investment returns outside our traditional core US and UK markets may be lower than anticipated.	We draw on our experience of developing businesses outside our core markets and our existing international infrastructure to manage specific country risks. We have strengthened our financial control and managerial resources in these markets to mange expansion. The diversification of our international portfolio, and relative size of 'emerging markets' in relation to the group, further minimises the effect any one territory could have on the overall group results.

Risk	Mitigating factors
Failure to generate anticipated revenue growth, synergies and/or costs savings from acquisitions could lead to goodwill and intangible asset impairments.	We perform pre-acquisition due diligence and closely monitor the post-integration performance to ensure we are meeting operational and financial targets. Any divergence from these plans will result in management action to improve performance and minimise the risk of any impairments. Executive management and the Board receive regular reports on the status of acquisition performance.
Our reported earnings and cash flows may be adversely affected by changes in our pension costs and funding requirements.	We review our funding arrangements every three years and will take steps to ensure pension funding plans are sufficient to meet future liabilities without unduly affecting the development of the company.
We generate a substantial proportion of our revenue in foreign currencies particularly the US dollar, and foreign exchange rate fluctuations could adversely affect our earnings and the strength of our balance sheet.	The Group's policy on managing foreign currency risk is described in note 19 to the financial statements.
Changes in our tax position can significantly affect our reported earnings and cash flows.	We employ internal tax professionals in the UK and the US who review all significant arrangements around the world and respond to changes in tax legislation. They work closely with local management and external tax advisors.

Social, environmental and ethical risk

We consider social, environmental and ethical (SEE) risks no differently to the way we manage any other business risk. Our 2008 risk assessment did not identify any significant under-managed SEE risks, nor have any of our most important SEE risks, many concerned with reputational risks, changed year on year. These are: journalistic/author integrity, freedom of speech, ethical business behaviour, compliance with UN Global Compact standards, environmental impact, people and data privacy. For more information, see the Pearson corporate responsibility report 'Live and Learn: Our Impact on Society'. The web link is available at:

(+) **www.pearson.com/community/csr_report2008**

Our impact on society
Introduction

The terms 'corporate social responsibility' and 'sustainability' have come to mean different things to different companies, but at Pearson, our goal remains simple: to be a socially responsible company that has a positive impact on society.

We try to fulfil that aspiration by following a four part strategy based on:

1. sustainable business practice;
2. valuing our people;
3. commitment to fairness and quality;
4. supporting active citizenship.

Each year, we set our targets to help us focus on the way we impact on society across the company and across the world. You'll find the review of last year's targets and the new ones for 2009 at the end of this section and an overview of our work over last year in our Impact on society report for 2008:

(+) Learn more at **www.pearson.com/community/csr_report2008/**

If you'd like to read more about our work and our projects in detail, please visit our website www.pearson.com or our Facebook page – both are regularly updated with examples of our corporate responsibility and sustainability initiatives from our businesses all over the world.

As ever, we welcome your comments and suggestions: just e-mail me at david.bell@pearson.com



David Bell Director for people
Board member responsible for corporate responsibility

Our impact on society
Strategy

Sustainable business practice

We will continue to aim 'to meet the needs of the present without compromising the ability of future generations to meet their own needs'[1] and we agree that 'business is good for sustainable development and sustainable development is good for business'[2]. Pearson plans to be a climate neutral company and we're making progress towards that target through policy changes and staff-led initiatives. Since its inception in 1992, our formal environmental policy has been reviewed and updated a number of times, most recently in 2008, which you can read in full on our website.

(+) Learn more at **www.pearson.com/environment**

We're using less paper as we digitize more of our processes and products, and work within our supply chain to find the most environmentally-friendly way of producing the books and newspapers we print. We place great importance on not compromising our standards of quality or causing harm to our suppliers and their workers, wherever they may be in the world. We are committed to complying with the laws and regulations in all countries in which we operate and our director for people has board responsibility for matters relating to corporate responsibility.

Highlights include:

Policy implementation: In the UK, Pearson is switching to the international environment standard ISO 14001, an Environmental Management System (EMS) that enables us to address the delicate balance between maintaining our profitability and minimising our environmental impact. Initial assessments have been successfully completed across the FT, Pearson Education and Penguin in the UK, Pearson companies in India have begun the ISO 14001 process and our companies in the US have been considering implementing this EMS. As a founder signatory of the UN Global Compact – which sets out a series of principles on labour standards, human rights, the environment and anti-corruption – we have written to our key suppliers to advise them of our commitments to the Compact and our code of conduct, and managed an ongoing programme of key supplier visits[3] to assess their compliance against both the Compact and our contractual commitments.

Focus on paper: Penguin UK and Pearson Education helped to found PREPS in the UK – an initiative that brings together 15 of the UK's leading publishers to share the technical specifications and details of the sources for each of the papers they use – and Penguin is now the first publisher to do this for the North American market. We've continued to invest in paper-free products and processes across Pearson, including the purchase of digital reading devices for Penguin's sales force (US) and editorial and marketing staff (US and UK). We are tracking and measuring our in-house work towards a paperless pre-press environment. Our efforts include cutting the number of printer proofs, transmitting files electronically, using online editing and proofing for both publisher and author, and increasing digital workflow practices.

Staff activity: Green Teams and Eco Teams have continued to grow in size, structure and activity at various Pearson offices in India, the US, Australia, the UK and Canada, as more and more members of staff volunteer to come together to take greater responsibility for the environmental impact of their department or building. Longman ELT launched a new 'going green' website:

(+) Learn more at **longmanusagoinggreen.com/**

The site offers Tips of the Week, a link to an environmentally-friendly *What's New 2009* catalogue with fewer pages, printed on recycled paper and mailed to only those who request it, and an outline of 'green' activities going on at Longman ELT around the US. Planet Pearson, a cross-company environmental intranet site, has been launched as a pilot in the US, with a view to expanding its usage across our international business. The site serves as a communications hub where Pearson people can share ideas, resources and suggestions on the many eco-friendly initiatives taking place around the company.

1 UN World Commission on Environment and Development: Our Common Future.

2 World Business Council for Sustainable Development.

3 See Other Financial Information, p26, for our supplier payment policy.

Our impact on society continued

Valuing our people

As a creative business, everything we do can only be as good as the imagination and the minds of everyone who works at Pearson. Our companies consistently feature in annual 'best to work for' lists[4] because we nurture our people and continue our progress towards harnessing the enormous benefits of a diverse workforce. We have a Group level health and safety policy, with numerous awareness days and other good practice examples at work across our offices. We work hard to keep our people fulfilled in their roles, giving them opportunities to increase their skills, to take on international projects and move between businesses, and to ensure they are able to balance life and work. Our people feel a genuine sense of ownership at Pearson – we would like everyone who works here to own shares in the company, and more than half have become shareholders through participating in our employee share plans. We also know that the best ideas often come from our own people, so each operating company continues to ask its people for ideas, suggestions and constructive criticism to improve the way we work. Our pan-company communications programme incorporates large-scale presentations from our senior managers to staff around the world, and we encourage our people to use informal social networking tools to feed suggestions back and share good practice around the business.

The following table shows for 2008 and 2007 the average number of people employed in each of our operating divisions.

Average number employed	2008	2007
North American Education	**15,412**	14,327
International Education	**5,718**	5,291
Professional	**2,641**	2,540
FT Group	**4,792**	4,383
Penguin	**4,112**	4,163
Other	**909**	918
Continuing businesses	**33,584**	31,622
Discontinued businesses	**96**	1,070
Total	**33,680**	32,692

4 See 'Recognition and awards' in Live and Learn: Our Impact on Society 2008 report for examples.

Highlights include:

International mobility: We have continued our drive to be a truly international company and we now have almost 34,000 people operational in 66 countries. Our NewDirections programme has developed in step with our company, moving 102 people on short-term assignments between companies and countries in 2008 – up from 67 people in 2007 and beating our target of 100 moves. The past two years have kick-started our international mobility policy and given more Pearson people a taste of the experience of working in another country, helping us to share valuable knowledge and find synergies between our businesses around the world.

Diversity: We want to reflect the societies in which we operate and while we don't set specific targets, we do work very hard to have as diverse a pool of applicants for our jobs and suppliers as we can. We will always seek the best candidates for a role without regard for race, gender, age, physical ability, religion or sexual orientation, and have set new targets for tracking our progress on specific elements of that aim. We will make reasonable adjustment to premises or employment arrangements if these substantially disadvantage a disabled current or prospective member of staff, and make every effort to locate a suitable alternative role and/or training for people unable to continue in their existing role due to disability. Our diversity teams on both sides of the Atlantic are focused on expanding our internship programmes for minority groups, and our publishing lists grow ever more varied across both Penguin and Pearson Education; we are the first and only major publisher working in almost 60 languages in southern and central Africa. We must continue to improve on our recruitment and promotion of executives from minority backgrounds to middle and senior management levels, and we still have much to achieve in this area.

People for the future: We are lucky to have a lot of talented people at every level of our company and we strive to identify, nurture and promote them in a number of ways. Our annual Forum brings together more than 100 of our newest and brightest managers from all over the world for a three-day session with the Pearson Management Committee and other senior managers, and will soon be supported by the Emerging Leaders Programme for Forum alumni we plan to launch in 2009. The turnover in our 'talent pool' – a group of some of the most able people in the company – has declined over the last three years, from 6% in 2005 to 2.8% in 2007, as has the turnover of women and people from minority ethnic backgrounds within that group.

We've also identified at least one 'ready-now' and one 'ready-soon' successor for each of the top roles across Pearson: although we may sometimes choose to look externally to get fresh eyes on an old problem or import specific skills, we know we always have people to step into the key Pearson roles if required.

Commitment to fairness and quality

Our products themselves have a fundamental and significant 'impact on society'. Our role as a publisher with the ability to reach large audiences and partner in the education process is a privileged one that brings special responsibilities. We want to ensure that the people who buy our books, newspapers and services have multiple ways to access the best education and information we can provide, and we work hard to make that happen. Pearson Education has helped revolutionise teaching and learning for millions of students and educators; many of Penguin's award-winning authors and imprints are actively involved in raising awareness of social, commercial and green issues; and the FT's publications have spent decades building their reputation for responsible and accurate journalism. We insist on transparency in how we conduct our business and we have our own code of business conduct, whistle blowing and standards policies.
We adhere to external codes like those upheld by the Press Complaints Commission, and our editors and journalists have editorial independence within these frameworks. We partner with independent research agencies to measure the impact of our learning products and we ask our customers – from seven year olds to septuagenarians – for their input to make our output better.

Highlights include:

Pearson Education: We do our research to find out how students learn best, which systems are most practical for educators and parents, and what formats will be the most user-friendly to our broad range of customers. In the UK, ResultsPlus enables teachers to compare their school or college results on Edexcel tests against the national average, compare results by type of centre, sort results by teaching group or gender and make detailed observations about students' performance. Students can get a detailed breakdown of their performance online, with question by question analysis and a Gradeometor showing graphically how close they are to the grade boundary.

MyLabs – our flagship online assessment and homework tool – allows students to practice their skills and move forward at their own pace. MyLabs started out in mathematics but are now available in a range of subjects and in over 65 countries worldwide. In 2008, MyLabs were used by more than 4.3 million students globally, with student registrations 48% higher than in 2007.

The FT Group: The *Financial Times* newspaper and FT.com continue to provide high quality news and analysis of global business finance and economics – which are in strong demand in these exceptional financial times. We've seen record numbers of people registering on FT.com, looking for our experts' explanations and opinions in this turbulent climate.
We relaunched FT.com in 2008, giving our users greater access than ever to our journalists through interactive forums, video interviews and regular experts' video slots. We've also launched an exclusive, internationally available Facebook application to enable graduates and undergraduates to receive free subscriptions to FT.com and we are the first newspaper to offer a free subscription in this way. At the Newspaper Awards 2008, The *Financial Times* won Newspaper of the Year 2008, while *How To Spend It* won the award for National Colour Supplement of the Year, for the seventh consecutive year.

The Penguin Group: We adhere to the highest possible standards of publishing around the world, taking care to protect the efforts of our authors and our copyright and trademarks. Many of our authors, fiction and non-fiction, choose to raise awareness of regional and global crises and events, with a bevy of 2008 titles addressing the contemporary issues of climate change, such as three-time Pulitzer prize-winning author Thomas L. Friedman's *Hot, Flat and Crowded*, and the lead up to the economic events that have rocked us all, such as *Panic! The Story of Modern Financial Insanity*, from the international bestselling author and ex-trader Michael Lewis.
Our inroads into the world of digital print continue to move forward, with our eBook line of titles supplying the ideal mobile format for travelling readers.
Penguin Group USA launched Penguin 2.0 in December 2008, a collection of innovative services allowing readers to customise and access Penguin content in new ways online.

Our impact on society continued

Supporting active citizenship

Pearson's people are likely to be some of the most active citizens you will meet. We match their fundraising wherever we can and run a number of volunteer schemes for staff to give some of their working day to community programmes. The Pearson Foundation, our charitable arm, promotes literacy and education programmes on a global scale, working with innovative partner organisations around the world to help level the playing field for those without ready access to education. In 2008, Pearson's cash charitable giving totalled £7.7m (2007: £7.2m). We also provide in-kind support such as books, advertising space and publishing expertise, as well as opportunities for staff to support their personal choice of charity through payroll giving schemes.

Highlights include:

The Pearson Foundation: Our Foundation allows us to promote literacy, learning and great teaching on an international level, partnering with other leading businesses and not-for-profit organisations to extend educational opportunity as widely as we can. We bring together experts to share good practice, to foster innovation and try to find workable solutions to the educational disadvantage facing millions of young people and adults across the globe. In 2008, we continued our sponsorship of the annual Citi-FT Financial Education Summit, held in Beijing this year, and we organised the inaugural Pearson International Education Summit in Singapore, in conjunction with the US Council of Chief State School Officers. Our US and UK literacy campaigns, Jumpstart's[5] Read for the Record and Booktime[6], continued to expand, reaching thousands of people across both nations. We have helped Jumpstart grow by more than 20% annually since our partnership began, and took part in setting a new world record for the largest 'shared reading experience' during the Read for the Record 2008 campaign. Booktime gave 750,000 children free copies of two books, reaching children in about 20,000 schools across the UK.

Pearson people power: Our staff are passionate about volunteering, with many taking part in the organised reading schemes and other community programmes we offer at company level, in partnership with local organisations. Many others choose to make personal arrangements for their charitable endeavours, with examples ranging from a staff fundraiser for the Burma Relief Fund from Pearson Hong Kong, to an individual from Pearson Brazil volunteering as an ELT teacher for teenagers in São Paulo's favelas, to four members of the FT's Ad Sales team in London growing moustaches for the Prostate Cancer Charity. We celebrated seven of those volunteers through our annual Pearson Community Awards, making a donation of $2,000 to their chosen charity and giving certificates of Long Service Commendation to two other volunteers.

Corporate engagement: Each operating company has a number of different initiatives they're involved in, each promoting literacy in one way or another. We support local schools and colleges, promote or sponsor conferences, and form partnerships with other organisations with similar aims. In 2008, we supported Book Aid International's Children's Reading Tents Project: touring reading tents held events in Kenya, Uganda and Tanzania, reaching over 9,000 children, with almost 20,000 books donated by Longman, Ladybird and DK imprints. The FT's annual seasonal appeal was for WaterAid in December 2008, featuring a series of FT articles online, in the newspaper and weekend magazine for almost two months to highlight the charity's work in helping communities in Africa, Asia and the Pacific region to find sustainable water sources and sanitation, and provide hygiene education. In 2008, America's Corporation for National and Community Service honoured Pearson with its annual Corporate Spirit of Service award for outstanding support of national service and volunteering. The award recognised Pearson's exemplary support – through our people, businesses and the Pearson Foundation – of Jumpstart and the Read for the Record Campaign.

5 Jumpstart for Young Children is a US non-profit based in Boston, Massachusetts. It was founded at Yale University in 1993 to help prepare preschool children to succeed in their primary education.

6 Booktime was launched in 2006 by Pearson in association with UK independent charity Booktrust, to promote the pleasure of reading and encourage parents and carers to read aloud with their children.

Our impact on society
Progress and plans

Target 2008	Progress	Plan 2009
Sustainable business practice		
Expand our individual company environmental committees into our US and other businesses, directly involving many more of our people.	**Ongoing.** Over 30 Green Teams now in place in Pearson facilities in the UK, the US, Canada, Australia and India.	Continue to expand our network of environmental teams across our businesses.
Continue our environmental and labour standards auditing programme, revisiting our printers in Asia, North America and parts of Europe.	**Achieved.** Visits carried out in Australia, China, India, Japan, Mexico and in several European countries, including Germany, Italy, Spain and Slovakia.	Hold training refresher seminars with key Pearson production departments on labour standards and environmental issues.
Continue the process of becoming a climate neutral company with a view to completing that process globally by the end of 2009.	**Ongoing.** Highlights include:	Continue the process of becoming a climate neutral company with a view to completing that process globally by the end of 2009, including:
	Reduced energy usage from a global investment programme in lighting upgrades and server virtualisation;	
	Partnered The Nature Conservancy on its 'Plant a Billion Trees' programme. 1.5 million planted to date;	Extend Planet Pearson, a new website designed by Pearson staff in the US, to be available internationally;
	Established funds in the UK and the US to stimulate innovative carbon saving programmes;	Continue programme to ensure our key buildings are energy efficient;
	Implemented a new policy in the UK to place a carbon cap on vehicle types and in the US introduced first hybrid vehicles into our car fleet.	FT newspaper to assess feasibility of setting up its own offset programme;
		Purchase 'green' energy where available and affordable.
Audit the social and environmental policies and impact of companies acquired in 2007 and set out plans to integrate them into Pearson's framework for corporate responsibility.	**Achieved.** Harcourt and other businesses now integrated into Pearson framework for reporting on labour standards and environmental matters.	Continue to work with industry partners to establish a methodology to assess the carbon footprint of a book.
Maintain our position in the key indices of social responsibility.	**Achieved.** Pearson retained its position as Global Leader for the Media Sector in the Dow Jones Sustainability Indices and maintained its Platinum rating in the Business in the Community Responsibility Index.	Maintain our position in the key indices of social responsibility.

For a more in-depth look at our CR and sustainability activity in 2008, please go to Live and Learn: Our Impact on Society 2008 report at **www.pearson.com/community/csr_report2008/**

Our impact on society continued

Target 2008	Progress	Plan 2009
Valuing our people		
Accelerate our commitment to build a truly international business by helping more of our people experience a new country on a short-term assignment, with our developing markets as a priority.	**Achieved.** We helped 67 people through NewDirections in 2007 and increased that to 102 in 2008.	Focus our international moves to develop our rising stars and create assignments that even more closely match our corporate priorities.
Show evidence of progress in retention of people with diverse backgrounds for both entry level and management positions.	**Achieved.** In the UK, the percentage of staff from minority backgrounds rose to over 14% in 2008, against 9% in 2003. 11% of Pearson UK management is from a minority group, of which 4% are in senior management. Since 2005, the minority representation in the US workforce has risen from 15.7% to 19.9% in 2008. Minority ethnic managers make up 12% of the Pearson US management team, up 2% from 2005, with senior management representation rising by 1% to 5% in the same time frame. The turnover of staff from minority ethnic backgrounds in the global 'talent pool' declined dramatically from 6.1% in 2005 to 5.4% in 2006, down to 1.2% in 2007.	Show evidence of progress in retention of people with diverse backgrounds for both entry level and management positions by tracking the success of women, people from minority ethnic backgrounds and those with a disability within Pearson. Develop more great programmes and relationships to attract talented people from the above groups into our business.
		New target. Increase our capacity to combine training opportunities for our staff with opportunities to partner with schools, colleges and not-for-profits.
Commitment to fairness and quality		
Launch the Pearson International Education Summit, bringing together global education leaders to identify and share exemplary educational practices.	**Achieved.** The inaugural Summit, developed in conjunction with the US Council of Chief State School Officers, was held in Singapore. It convened delegates from 13 countries and six continents to explore first hand the educational and cultural drivers that consistently help Singapore students to score at the top of international surveys.	Continue and expand the Summit to include a focus on teacher quality and training, one of the key learnings of the Singapore convening.
Use the Pearson Foundation Development Fund to work with our businesses in Africa, India and Asia to provide training and support for local teachers in developing communities.	**Achieved.** Launched the Pearson Professional Development Program for African educators in Kenya, Nigeria, South Africa, Tanzania and Zambia. Provided intensive training and support for local educators, focusing specifically on early childhood development, literacy, numeracy and on teacher and student acquisition of key 21st century skills.	Extend these programmes to involve education leaders in a cross-country dialogue addressing key education needs and solutions.

For a more in-depth look at our CR and sustainability activity in 2008, please go to Live and Learn: Our Impact on Society 2008 report at **www.pearson.com/community/csr_report2008/**

Target 2008	Progress	Plan 2009
Supporting active citizenship		
Build on the success of our ongoing Booktime and Read for the Record campaigns to showcase the importance of early reading for young people everywhere.	**Achieved.** Booktime: 750,000 book packs donated to children in around 20,000 schools across the UK, up from 700,000 book packs in around 17,000 schools in 2007. Read for the Record: Pearson people around the world again helped set a new world record for the largest 'shared reading experience' for Jumpstart's 2008 campaign. Shared more than 200,000 books and raised nearly $2m for Jumpstart's year-round operations, helping to draw national attention to the US early education crisis.	Increase the number of children reached through these campaigns, expanding Booktime once again and rolling out Jumpstart's Read for the Record programme internationally.
		New target. Increase the number of interventions we make to facilitate constructive debate on key contemporary issues.

For a more in-depth look at our CR and sustainability activity in 2008, please go to Live and Learn: Our Impact on Society 2008 report at **www.pearson.com/community/csr_report2008/**

Board of directors

Chairman

Glen Moreno,†• chairman, aged 65, was appointed chairman of Pearson on 1 October 2005. He is the senior independent director of Man Group plc and a director of Fidelity International Limited. He was recently made acting chairman of UK Financial Investments Limited, the company set up by HM Treasury to manage the government's shareholdings in UK banks.

Executive directors

Marjorie Scardino,• chief executive, aged 62, joined the Pearson board in January 1997. She trained and practised as a lawyer, and was chief executive of The Economist Group from 1993 until joining Pearson. She is also vice chairman of Nokia Corporation and a director of several charitable organisations.

David Bell, director for people, aged 62, became a director of Pearson in March 1996. In 1998 he was appointed Pearson's director for people with responsibility for finding, keeping, rewarding and inspiring our employees. He is chairman of the Financial Times and Sadler's Wells Theatre. He is also chairman of Crisis, a charity for the homeless, Roehampton University, The Institute for War and Peace Reporting and the London Transport Museum.

Will Ethridge, chief executive, Pearson Education North America, aged 57, joined the Pearson board in May 2008, having held a number of senior positions within Pearson Education. He is chairman of CourseSmart, a publishers' consortium, vice chairman of the Association of American Publishers and a director of Interactive Data.

Rona Fairhead, chairman and chief executive of The Financial Times Group, aged 47, joined the Pearson board in June 2002 as chief financial officer. She was appointed chief executive of The Financial Times Group in June 2006 and became responsible for Pearson VUE in March 2008. From 1996 until 2001, she worked at ICI, where she served as executive vice president, group control and strategy. She is also chairman of Interactive Data, a non-executive director of HSBC Holdings plc and chairs the HSBC audit committee.

Robin Freestone, chief financial officer, aged 50, joined Pearson in 2004 as deputy chief financial officer and became chief financial officer in June 2006, when he also joined the Pearson board. He was previously group financial controller of Amersham plc (now part of GE). He qualified as a chartered accountant with Touche Ross (now Deloitte). He is also a non-executive director and founder shareholder in eChem Limited.

* A member of the audit committee.
† A member of the personnel committee.
• A member of the nomination committee.

John Makinson, chairman and chief executive of The Penguin Group, aged 54, joined the Pearson board in March 1996 and was finance director until June 2002. He was appointed chairman of The Penguin Group in May 2001. He is also chairman of the Institute of Public Policy Research and a director of The National Theatre and The International Rescue Committee (UK).

Non-executive directors

David Arculus,*†• aged 62, is a non-executive director of Telefónica SA and was chairman of O2 plc from 2004 until it was acquired by Telefónica at the beginning of 2006. His previous roles include chairman of Severn Trent plc and IPC Group, chief operating officer of United Business Media plc and group managing director of EMAP plc. He became a non-executive director of Pearson in February 2006.

Terry Burns,†• aged 64, is chairman of Abbey National plc, Alliance & Leicester plc and of Glas Cymru Limited and is a non-executive director of Banco Santander SA. He was previously chairman of Marks and Spencer Group plc. He was the UK government's chief economic adviser from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He was appointed a non-executive director of Pearson in May 1999 and senior independent director in February 2004.

Patrick Cescau,*• aged 60, was previously group chief executive of Unilever. He is a non-executive director of Tesco plc and became a non-executive director of Pearson in April 2002.

Susan Fuhrman,*• aged 64, is president of Teachers College at Columbia University, America's oldest and largest graduate school of education. She was previously dean of the Graduate School of Education at the University of Pennsylvania. She is a member of the Board of Trustees of the Carnegie Foundation for the Advancement of Teaching and an officer of the National Academy of Education. She became a non-executive director of Pearson in July 2004.

Ken Hydon,*†• aged 64, is a non-executive director of Tesco plc, Reckitt Benckiser Group plc and Royal Berks NHS Foundation Trust. He was previously financial director of Vodafone Group plc and subsidiaries of Racal Electronics. He became a non-executive director of Pearson in February 2006.

CK Prahalad,• aged 67, is a distinguished university professor of corporate strategy and international business at The University of Michigan Business School. He is a director of NCR, Hindustan Unilever Corporation, World Resources Institute and The Indus Entrepreneurs. He became a non-executive director of Pearson in May 2008.

Board governance

Directors

The present members of the board, together with their biographical details, are shown on page 38. Details of directors' remuneration, interests and dealings in ordinary shares and options of the company are contained in the report on directors' remuneration on pages 50 to 72.

This year, and in future years, in accordance with good corporate governance, the board has resolved that all directors should offer themselves for re-election on an annual basis at the company's annual general meeting (AGM). Accordingly, all of the directors will offer themselves for re-election, or reappointment in the case of directors who were appointed since the last meeting, at the forthcoming AGM on 1 May 2009.

Details of directors' service contracts can be found on page 60.

No director was materially interested in any contract of significance to the company's business.

Corporate governance

Introduction

A detailed account of how we comply with the provisions of the Combined Code on Corporate Governance (the Code) can be found on our website at **www.pearson.com/investor/corpgov.htm**

The board believes that we are in full compliance with the Code since our personnel committee returned to its full complement of independent non-executive directors with Ken Hydon's appointment on 3 October 2008.

Composition of the board

The board consists of the chairman, Glen Moreno, six executive directors including the chief executive, Marjorie Scardino, and six independent non-executive directors. David Bell, our director for people, will be stepping down at the forthcoming AGM. The board will then consist of a majority of independent non-executive directors.

Senior independent director

Terry Burns was appointed as our senior independent director in 2004. His role includes being available to shareholders if they should have concerns that have not been addressed through the normal channels, and attending meetings with shareholders in order to gain a balanced understanding of any concerns that they might have. The senior independent director also meets with the non-executive directors at least once a year in order to appraise the performance of the chairman, and would be expected to chair the nomination committee in the event that it was considering succession to the role of chairman of the board.

Independence of directors

The assessment of Terry Burns' independence was given particular consideration by the board as he has now served on the board for more than nine years.

The board believes that due to his strength of character, experience and knowledge, Terry continues to be highly effective as a non-executive director. He provides objective and rigorous challenges to, and engages in constructive debate with, the board and the committees on which he sits. Terry also brings a wealth of useful and relevant experience both in his position as a non-executive director and as the senior independent director.

Accordingly, the chairman has asked Terry to remain on the board. The board believes that it is in the shareholders' best interests for Terry Burns to be re-elected as an independent non-executive director.

The board is aware that Patrick Cescau was appointed as a non-executive director of Tesco plc on 1 February 2009 and that Ken Hydon was at the same time, and remains, a non-executive director of Tesco plc. The board believes that these directorships should not affect either Patrick Cescau or Ken Hydon's status as independent non-executive directors of Pearson.

Conflicts of interest

No director has any conflict of interest which has not been disclosed to the board in accordance with the company's Articles of Association.

Board governance continued

Board meetings

The board meets six times a year and at other times as appropriate. The following table sets out the attendance of our directors at the board and committee meetings during 2008:

	Board meetings (maximum 6)	Audit committee meetings (maximum 4)	Personnel committee meetings (maximum 4)	Nomination committee meetings (maximum 3)
Chairman				
Glen Moreno	6/6	–	4/4	3/3
Executive directors				
Marjorie Scardino	6/6	–	–	3/3
David Bell	6/6	–	–	–
Will Ethridge▲	4/4	–	–	–
Rona Fairhead	6/6	–	–	–
Robin Freestone	6/6	–	–	–
John Makinson	6/6	–	–	–
Non-executive directors				
David Arculus	6/6	4/4	4/4	3/3
Terry Burns	6/6	–	4/4	3/3
Patrick Cescau	6/6	4/4	–	3/3
Susan Fuhrman	6/6	4/4	–	3/3
Ken Hydon†	6/6	4/4	1/1	3/3
CK Prahalad▲●	3/4	–	–	1/1

▲ Appointed to the board on 1 May 2008.
† Appointed to the personnel committee on 3 October 2008.
● Appointed to the nomination committee on 3 October 2008.

The role and business of the board

The formal matters reserved for the board's decision and approval include:

- the company's strategy and review of performance against it;
- major changes to the company's corporate structure;
- approval of all shareholder documents;
- acquisitions, disposals and capital expenditure projects above certain thresholds;
- all guarantees over £10m;
- treasury policies;
- the interim and final dividends and the financial statements;
- borrowing powers;
- ensuring adequate succession planning for the board and senior management;
- appointments to the board; and
- the appointment and removal of the company secretary.

The board receives timely, regular and necessary financial, management and other information to fulfil its duties. Directors can obtain independent professional advice at the company's expense in the performance of their duties as directors. All directors have access to the advice and services of the company secretary.

In addition to these formal roles, we endeavour to give the non-executive directors access to the senior managers of the business via involvement at both formal and informal meetings. In this way we hope that the experience and expertise of the non-executive directors can be utilised for the benefit of the company. At the same time, this practice enables the non-executive directors to develop an understanding of the abilities of senior management which will help them judge the company's prospects and plans for succession.

Board evaluation

As signposted last year, in early 2008 the chairman asked each of the directors to complete an evaluation questionnaire on the board and each of its committees.

Following the responses to this questionnaire, the chairman reported his findings to the board at the April board meeting.

In early 2009 the chairman will again ask the directors to complete an evaluation questionnaire which this time will be targeted specifically around issues of strategy and risk management. Responses to this questionnaire and from face-to-face meetings with the chairman will be gathered and communicated to the board at a forthcoming meeting.

Each of the board committees were also asked to complete evaluation questionnaires.

During the course of the year the executive directors were evaluated by the chief executive on their performance against personal objectives under the company's standard appraisal mechanism. The chairman leads the assessment of the chief executive and the senior independent director conducts a review of the chairman's performance.

Directors' training

Directors receive a significant bespoke induction programme and a range of information about the company when they join the board.

This includes background information on Pearson and details of board procedures, directors' responsibilities and various governance-related issues, including procedures for dealing in Pearson shares and their legal obligations as directors. The induction also includes a series of meetings with members of the board, presentations regarding the business from senior executives and a briefing on Pearson's investor relations programme. We supplement the existing directors' training programme through continuing presentations about the company's operations at board meetings and by encouraging the directors to visit operating companies and local management. Externally run courses are also made available should directors wish to make use of them.

Directors' indemnities

The company grants an indemnity to all of its directors in accordance with section 232 of the Companies Act 2006 in relation to costs incurred by them in defending any civil or criminal proceedings and in connection with an application for relief under section 144(3) or (4) or section 727 of the Companies Act 1985, so long as it is repaid not later than when the outcome becomes final if: (i) they are convicted in the proceedings; (ii) judgement is given against them; or (iii) the court refuses to grant the relief sought.

The company has purchased and maintains directors' and officers' insurance cover against certain legal liabilities and costs for claims in connection with any act or omission by such directors and officers in the execution of their duties.

Dialogue with institutional shareholders

There is an extensive programme for the chairman, CEO, executive directors and senior managers to meet with institutional shareholders. The non-executive directors meet informally with shareholders both before and after the AGM, and respond to shareholder queries and requests. The chairman and senior independent director make themselves available to meet any significant shareholder as required. Makinson Cowell and the company's investor relations department report to the board on the results of an extensive survey on major shareholders' views.

Furthermore, reports on changes in shareholder positions and views are given to the directors at every board meeting.

Board committees

The board has established three committees: the audit committee, the personnel committee and the nomination committee. Chairmen and members of these committees are appointed by the board on the recommendation (where appropriate) of the nomination committee and in consultation with each requisite committee chairman.

i Audit committee

Ken Hydon Audit committee chairman

Members

Ken Hydon, David Arculus, Patrick Cescau and Susan Fuhrman

All of the audit committee members are independent non-executive directors and have financial and/or related business experience due to the senior positions they hold or held in other listed or publicly traded companies and/or similar public organisations. Ken Hydon, chairman of the committee, is our designated financial expert.

The committee has written terms of reference which clearly set out its authority and duties. These are reviewed annually and can be found on the company website at **www.pearson.com/investor/corpgov.htm**

The committee has been established by the board primarily for the purpose of overseeing the accounting, financial reporting, internal control and risk management processes of the company and audits of the financial statements of the company.

Board governance continued

The committee is responsible for assisting the board's oversight of the quality and integrity of the company's external financial reporting and statements and the company's accounting policies and practices. The Group's internal and external auditors have direct access to the committee to raise any matter of concern and to report on the results of work directed by the committee. The committee reports to the full board on a regular basis but no less frequently than at every board meeting immediately following a committee meeting. It also reviews the independence of the external auditors, including services supplied, and ensures that there is an appropriate audit relationship. Based on management's recommendations, the committee reviews the proposal to reappoint the external auditors at its February meeting.

The committee met four times during the year with the chief financial officer, head of internal audit and other members of the senior management team, together with the external auditors, in attendance. The committee also met regularly in private with the external auditors and the head of internal audit. Some members of the committee attended site visits to a number of overseas locations in order to better understand how Group policies are embedded in operations.

The committee receives regular technical updates as well as specific or personal training as required.

At every meeting, the committee considered reports on the activities of the internal audit function, including the results of internal audits, risk reviews, project assurance reviews, and fraud and whistleblowing reports. The committee also monitored the company's financial reporting, internal controls and risk management procedures and considered any significant legal claims and regulatory issues in the context of their impact on financial reporting.

In addition, the committee considered the following matters during the course of the year:

28 February 2008
The annual report and accounts, preliminary announcement and trading update;
The Group accounting policies;
The annual accounts being prepared on a going concern basis;
Assessment of the effectiveness of the company's risk management and internal control systems, including appropriate disclosure requirements;
Reappointment of the external auditors;
Receipt of the external auditor report on the year end audit;
Assessment of the independence of the external auditor; and
Compliance with the Combined Code.

24 April 2008
The Form 20-F and related disclosures including the annual Sarbanes-Oxley Act 404 attestation of financial reporting internal controls;
Receipt of the external auditor report on the Form 20-F;
A review of its own effectiveness and both the internal and external auditors;
Compliance with SEC and NYSE requirements, including Sarbanes-Oxley; and
The AGM trading statement.

23 July 2008
Approval of interim statements, announcements and trading updates;
Approval of the external audit engagement, scope and fees;
Approval of external audit policy; and
Review of the committee's terms of reference.

11 December 2008
Review of company risk returns including Social, Ethical and Environmental (SEE) risks;
The annual internal audit plan including resourcing of the internal audit function; and
Review of treasury policy.

ii Personnel committee

David Arculus Personnel committee chairman

Members
David Arculus, Terry Burns, Ken Hydon and Glen Moreno

The committee has responsibility for determining the remuneration and benefits packages of the executive directors, the chief executives of the principal operating companies and other members of the management committee, as well as recommending the chairman's remuneration to the board for its decision.

The committee takes independent advice from consultants when required. No director takes part in any discussion or decision concerning their own remuneration. The committee reports to the full board and its report on directors' remuneration, which has been considered and adopted by the board, is set out on pages 50 to 72.

The committee met four times during the year, and has written terms of reference which clearly set out its authority and duties. These can be found on the company website at **www.pearson.com/investor/corpgov.htm**

iii Nomination committee

Glen Moreno Nomination committee chairman

Members
Glen Moreno, Marjorie Scardino, David Arculus, Terry Burns, Patrick Cescau, Susan Fuhrman, Ken Hydon and CK Prahalad

The nomination committee meets as and when required. The committee primarily monitors the composition and balance of the board and its committees, and identifies and recommends to the board the appointment of new directors.

When considering the appointment of a new director the committee reviews the current balance of skills and experience of the board.

During 2008 the committee met to consider the appointment of two new directors to the board: Will Ethridge as an executive director and CK Prahalad as an independent non-executive director. Both directors joined the board on 1 May 2008. The committee also met to consider the appointment of a new member to the personnel committee, resulting in the appointment of Ken Hydon on 3 October 2008.

Whilst the chairman of the board chairs this committee he is not permitted to chair meetings when the appointment of his successor is being considered or during a discussion regarding his performance.

The committee has written terms of reference which clearly set out its authority and duties. These can be found on the company website at **www.pearson.com/investor/corpgov.htm**

Internal control

The board of directors has overall responsibility for Pearson's system of internal control, which is designed to manage the risks facing the Group, safeguard assets and provide reasonable, but not absolute, assurance against material financial misstatement or loss.

In accordance with the provisions of the Code, the directors confirm that they have reviewed the effectiveness of the Group's internal control system.

They also confirm that there is an ongoing process allowing for the identification, evaluation and management of significant business risks. This process accords with the revised Turnbull guidance and has been in place throughout 2008 and up to the date of approval of this annual report.

The Group's internal control framework covers financial, operational and compliance risks. Its main features are described below:

i Board
The board of directors exercises its control through an organisational structure with clearly defined levels of responsibility and authority and appropriate reporting procedures. To maintain effective control over strategic, financial, operational and compliance matters the board meets regularly, and has a formal schedule of matters that is brought to it, or its duly authorised committees, for attention. Responsibility for monitoring financial management and reporting, internal control and risk management has been delegated to the audit committee by the board. At each meeting, the audit committee considers reports from management, internal audit and the external auditors, with the aim of reviewing the effectiveness of the internal financial and operating control environment of the Group.

ii Operating company controls
The identification and mitigation of major business risks is the responsibility of operating company management. Each operating company, including the corporate centre, maintains internal controls and procedures appropriate to its structure and business environment, whilst complying with Group policies, standards and guidelines. These controls include those over external financial reporting which are documented and tested in accordance with the requirements of section 404 of the Sarbanes-Oxley Act, which is relevant to our US listing.

iii Financial reporting
There is a comprehensive strategic planning, budgeting and forecasting system with an annual operating plan approved by the board of directors. Monthly financial information, including trading results, balance sheets, cash flow statements and indebtedness, is reported against the corresponding figures for the plan and prior years, with corrective action outlined by operating company executives as appropriate. Group senior management meet, on a quarterly basis, with operating company management to review their business and financial performance against plan and forecast. Major business risks relevant to each operating company as well as performance against the stated strategic objectives are reviewed in these meetings.

In addition, the chief executive prepares a monthly report 11 times a year for the board on key developments, performance and issues in the business.

Board governance continued

iv Risk management

Operating companies undertake formal, semi-annual risk reviews to identify new or potentially under-managed risks. The results of these reviews are submitted to group internal audit for evaluation and onward reporting to the board, in summary, and in more detail via the audit committee. Throughout the year, risk sessions facilitated by the head of group internal audit are held with operating company management and with the Pearson Management Committee to discuss and review the significant risks facing the business.

v Internal audit

The Group internal audit function is responsible for providing independent assurance to management on the effectiveness of internal controls. The annual internal audit plan, derived from a risk model, is approved by the audit committee. Recommendations to improve internal controls and/or to mitigate risks are agreed with operating company management after each audit. Formal follow-up procedures allow Group internal audit to monitor operating companies' progress in implementing its recommendations and to resolve any control deficiencies. The Group internal audit function also has a remit to monitor significant Group projects, in conjunction with the central project management office, to provide assurance that appropriate project governance and risk management strategies are in place. Regular reports on the work of internal audit are provided to executive management and, via the audit committee, to the board.

The head of group internal audit is jointly responsible with the group legal counsel for monitoring compliance with our Code of Business Conduct, and investigating any reported incidents including fraud allegations.

vi Treasury management

The treasury department operates within policies approved by the board and its procedures are reviewed regularly by the audit committee. Major transactions are authorised outside the department at the requisite level, and there is an appropriate segregation of duties. Frequent reports are made to the chief financial officer and regular reports are prepared for the audit committee and the board.

vii Insurance

Insurance is provided through Pearson's insurance subsidiary or externally, depending on the scale of the risk and the availability of cover in the external market, with the objective of achieving the most cost-effective balance between insured and uninsured risks.

Going concern

Having reviewed the Group's liquid resources and borrowing facilities, and the Group's 2009 and 2010 cash flow forecasts, the directors believe that the Group has adequate resources to continue as a going concern. For this reason, the financial statements have, as usual, been prepared on that basis.

Shareholder communication

Pearson has an extensive programme of communication with all of its shareholders – large and small, institutional and private. We also make a particular effort to communicate regularly with our employees, a large majority of whom are shareholders in the company. We post all company announcements on our website, **www.pearson.com**, as soon as they are released, and major shareholder presentations are made accessible via webcast or conference call. Our website contains a dedicated investor relations section with an extensive archive of past announcements and presentations, historical financial performance, share price data and a calendar of events. It also includes information about all of our businesses, links to their websites, and details of our corporate responsibility policies and activities.

We have an established programme of educational seminars for our institutional shareholders focusing on individual parts of Pearson.

The seminars are available to all shareholders via webcast on **www.pearson.com**

Our AGM – which will be held on 1 May this year – is an opportunity to meet the company's managers, hear presentations about Pearson's businesses and the previous year's results as well as to conduct general AGM business.

Share capital

Details of share issues are given in note 27 to the accounts on page 134. The company has a single class of shares which is divided into ordinary shares of 25p each. The ordinary shares are in registered form. The company's current authorised share capital is £299,500,000 comprising 1,198,000,000 ordinary shares of which 809,276,583 were issued as at 31 December 2008. At the AGM held on 25 April 2008, the company was authorised, subject to certain conditions, to acquire up to 80 million of its ordinary shares by market purchase. Shareholders will be asked to renew this authority at the AGM on 1 May 2009.

At 27 February 2009, the company had been notified of the following substantial shareholdings in the capital of the company.

	Number of shares	Percentage
Legal & General Group plc	33,336,528	4.12%

Annual general meeting

The notice convening the AGM to be held at 12 noon on Friday, 1 May 2009 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, is contained in a circular to shareholders to be dated 26 March 2009.

Registered auditors

In accordance with section 489 of the Companies Act 2006 a resolution proposing the reappointment of PricewaterhouseCoopers LLP (PwC) as auditors to the company will be proposed at the AGM, at a level of remuneration to be agreed by the directors.

Auditor independence

In line with best practice, our relationship with PwC is governed by our external auditor policy, which is reviewed and approved annually by the audit committee. The policy establishes procedures to ensure the auditors' independence is not compromised as well as defining those non-audit services that PwC may or may not provide to Pearson. These allowable services are in accordance with relevant UK and US legislation.

The audit committee approves all audit and non-audit services provided by PwC. Certain categories of allowable non-audit services have been pre-approved by the audit committee subject to the authorities below:

- Pre-approved non-audit services can be authorised by the chief financial officer up to £100,000 per project, subject to a cumulative limit of £500,000 per annum;
- Acquisition due diligence services up to £100,000 per transaction;
- Tax compliance and related activities up to the greater of £1,000,000 per annum or 50% of the external audit fee; and
- For forward-looking tax planning services we use the most appropriate advisor, usually after a tender process. Where we decide to use our independent auditor authority, up to £100,000 per project, subject to a cumulative limit of £500,000 per annum has been delegated by the audit committee to management.

Services provided by PwC above these limits and all other allowable non-audit services, irrespective of value, must be approved by the audit committee. Where appropriate, services will be tendered prior to awarding work to the auditor.

In 2007, Interactive Data appointed Ernst & Young LLP (Ernst & Young) as its independent auditor. To maintain Ernst & Young's independence we have restricted the services that Ernst & Young can provide to Pearson and its subsidiaries, similar to those restrictions which we place on PwC.

The audit committee receives regular reports summarising the amount of fees paid to the auditor.

A full statement of the fees for audit and services is provided in note 4 to the accounts on page 93.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the Group and parent company financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. In preparing these financial statements, the directors have also elected to comply with IFRSs, issued by the International Accounting Standards Board (IASB). The financial statements are required by law to give a true and fair view of the state of affairs of the company and the Group and of the profit or loss of the Group for that period.

In preparing those financial statements, the directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State that the financial statements comply with IFRSs as adopted by the European Union; and
- Prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business, in which case there should be supporting assumptions or qualifications as necessary.

Board governance continued

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the Group and to enable them to ensure that the financial statements and the report on directors' remuneration comply with the Companies Acts 1985 and 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the directors, whose names and functions are listed on page 38, confirm that, to the best of their knowledge:

The Group financial statements, which have been prepared in accordance with IFRSs as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit of the Group; and

The business review contained on pages 6 to 37 of the directors' report, includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

The directors also confirm that, for all directors in office at the date of this report:

a) so far as the directors are aware, there is no relevant audit information of which the company's auditors are unaware; and

b) they have taken all the steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of that information.

Approved by the board on 6 March 2009 and signed on its behalf by

Philip Hoffman Secretary

Additional information for shareholders

Amendment to Articles of Association

Any amendments to the Articles of Association of the company may be made in accordance with the provisions of the Companies Acts by way of a special resolution.

Rights attaching to shares

The rights attaching to the ordinary shares are defined in the company's Articles. A shareholder whose name appears on the company's register of members can choose whether his/her shares are evidenced by share certificates (i.e. in certificated form) or held in electronic (i.e. uncertificated form) in CREST (the electronic settlement system in the UK).

Subject to any restrictions below, shareholders may attend any general meeting of the company and, on a show of hands, every shareholder (or his/her representative) who is present at a general meeting has one vote on each resolution for every ordinary share of which they are the registered shareholder. A resolution put to the vote at a general meeting is decided on a show of hands unless before, or on the declaration of the result of, a vote on a show of hands, a poll is demanded by the chairman of the meeting, or by at least three shareholders (or their representatives) present in person and having the right to vote, or by any shareholders (or their representatives) present in person having at least 10% of the total voting rights of all shareholders, or by any shareholders (or their representatives) present in person holding ordinary shares on which an aggregate sum has been paid up of at least 10% of the total sum paid up on all ordinary shares.

At this year's AGM voting will be conducted on a poll.

Shareholders can declare a final dividend by passing an ordinary resolution but the amount of the dividend cannot exceed the amount recommended by the board. The board can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide, provided the distributable profits of the company justify such payment. The board may, if authorised by an ordinary resolution of the shareholders, offer any shareholder the right to elect to receive new ordinary shares, which will be credited as fully paid, instead of their cash dividend.

Any dividend which has not been claimed for 12 years after it became due for payment will be forfeited and will then belong to the company, unless the directors decide otherwise.

If the company is wound up, the liquidator can, with the sanction of a special resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company and he/she can value assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator can also transfer the whole or any part of the assets to trustees upon any trusts for the benefit of the members.

Voting at general meetings

Any form of proxy sent by the company to shareholders in relation to any general meeting must be delivered to the company, whether in written form or in electronic form, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote.

No shareholder is, unless the board decides otherwise, entitled to attend or vote either personally or by proxy at a general meeting or to exercise any other right conferred by being a shareholder if he/she or any person with an interest in shares has been sent a notice under section 793 of the Companies Act 2006 (which confers upon public companies the power to require information with respect to interests in their voting shares) and he/she or any interested person failed to supply the company with the information requested within 14 days after delivery of that notice. The board may also decide, where the relevant shareholding comprises at least 0.25% of the nominal value of the issued shares of that class, that no dividend is payable in respect of those default shares and that no transfer of any default shares shall be registered.

The company operates two employee benefit trusts to hold shares, pending employees becoming entitled to them under the company's employee share plans. There were 10,448,458 shares so held as at 31 December 2008. Each trust has an independent trustee which has full discretion in relation to the voting of such shares. A dividend waiver operates on the shares held in these trusts.

Board governance continued

The company also operates a nominee shareholding arrangement known as Sharestore which holds shares on behalf of employees. There were 2,414,269 shares so held as at 31 December 2008. The trustees holding these shares seek voting instructions from the employee as beneficial owner, and voting rights are not exercised if no instructions are given.

Transfer of shares

The board may refuse to register a transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the company from taking place on an open and proper basis. The board may also refuse to register a transfer of a certificated share unless (i) the instrument of transfer is lodged, duly stamped (if stampable), at the registered office of the company or any other place decided by the board, and is accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer; (ii) it is in respect of only one class of shares; and (iii) it is in favour of not more than four transferees.

Transfers of uncertificated shares must be carried out using CREST and the board can refuse to register a transfer of an uncertificated share in accordance with the regulations governing the operation of CREST.

Variation of rights

If at any time the capital of the company is divided into different classes of shares, the special rights attaching to any class may be varied or revoked either:

(i) with the written consent of the holders of at least 75% in nominal value of the issued shares of the class; or

(ii) with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class.

Without guidance to any special rights previously conferred on the holders of any existing shares or class of shares, any share may be issued with such preferred, deferred, or other special rights, or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the company may from time to time by ordinary resolution determine.

Appointment and replacement of directors

Directors shall number no less than two. Directors may be appointed by the company by ordinary resolution or by the board. A director appointed by the board shall hold office only until the next AGM and shall then be eligible for reappointment, but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting. The board may from time to time appoint one or more directors to hold executive office with the company for such period (subject to the provisions of the Companies Acts) and upon such terms as the board may decide and may revoke or terminate any appointment so made.

At every AGM of the company, one third of the directors shall retire by rotation (or, if their number is not a multiple of three, the number nearest to one third). The first directors to retire by rotation shall be those who wish to retire and not offer themselves for reappointment. Any further directors so to retire shall be those of the other directors subject to retirement by rotation who have been longest in office since their last appointment but, as between persons who became or were last appointed on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. In addition, any director who would not otherwise be required to retire shall retire by rotation at the third AGM after his/her last appointment.

However, although not required by the Articles, the board has resolved that for this year, and in future years, all directors offer themselves for re-election annually, in accordance with good corporate governance.

The company may by ordinary resolution remove any director before the expiration of his/her term of office. In addition, the board may terminate an agreement or arrangement with any director for the provision of his/her services to the company.

Powers of the directors

Subject to the company's Memorandum of Association and the Articles, the Companies Acts and any directions given by special resolution, the business of the company will be managed by the board who may exercise all the powers of the company, including powers relating to the issue and/or buying back of shares by the company, (subject to any statutory restrictions or restrictions imposed by shareholders in general meeting).

Significant agreements

The following significant agreements contain provisions entitling the counterparties to exercise termination or other rights in the event of a change of control of the company:

Under the $1,750,000,000 revolving credit facility agreement dated July 2004 (as amended) of which $92,000,000 matures in May 2011 and the balance of $1,658,000,000 matures in May 2012 between, amongst others, the company, HSBC Bank plc (as facility agent) and the banks and financial institutions named therein as lenders (together, the 'Credit Facilities'), the facility agent must, upon a change of control, cancel the total commitments of the lenders under such Credit Facilities and declare all outstanding advances, together with accrued interest and any other amounts payable in respect of such Credit Facilities, to be immediately due and payable. For these purposes, a 'change of control' occurs if the company becomes a subsidiary of any other company or one or more persons acting either individually or in concert, obtains control (as defined in Section 840 of the Income and Corporation Taxes Act 1988) of the company.

Shares acquired through the company's employee share plans rank pari passu with shares in issue and have no special rights. For legal and practical reasons, the rules of these plans set out the consequences of a change of control of the company.

Report on directors' remuneration

The board presents its report on directors' remuneration to shareholders. This report complies with the Directors' Remuneration Report Regulations 2002 and was approved by the board of directors on 6 March 2009.

The committee believes that the company has complied with the provisions regarding remuneration matters contained within the UK Combined Code since the committee returned to its full complement of independent non-executive directors with Ken Hydon's appointment on 3 October 2008.

We will put a resolution to shareholders at the annual general meeting (AGM) on 1 May 2009 inviting them to consider and approve this report.

The personnel committee

David Arculus chaired the personnel committee during 2008; the other members were Terry Burns, Ken Hydon and Glen Moreno. David Arculus, Terry Burns and Ken Hydon are independent non-executive directors. Glen Moreno, chairman of the board, is a member of the committee as permitted under the Combined Code.

Marjorie Scardino, chief executive, David Bell, director for people, Robert Head, compensation and benefits director, and Stephen Jones, deputy company secretary, provided material assistance to the committee during the year. They attended meetings of the committee, although no director was involved in any decisions relating to his or her own remuneration.

To ensure that it receives independent advice, the committee has appointed Towers Perrin to supply survey data and to advise on market trends, long-term incentives and other general remuneration matters. Towers Perrin also advised the company on health and welfare benefits in the US and provided consulting advice directly to certain Pearson operating companies.

The Committee's principal duty is to determine and regularly review, having regard to the Combined Code and on the advice of the chief executive, the remuneration policy and the remuneration and benefits packages of the executive directors, the chief executives of the principal operating companies and other members of the Pearson Management Committee who report directly to the chief executive. This includes base salary, annual and long-term incentive entitlements and awards, and pension arrangements.

The committee's terms of reference are available on the company's website.

The committee met four times during 2008. The matters discussed and actions taken were as follows:

25 and 29 February 2008
Reviewed and approved 2007 annual incentive plan payouts
Reviewed and approved 2005 long-term incentive plan payouts
Approved vesting of 2003 and 2005 annual bonus share matching awards
Reviewed and approved proposals for the renewal of the annual bonus share matching plan and operation of plan for 2008
Reviewed and approved increases in executive base salaries for 2008
Reviewed and approved 2008 Pearson and operating company annual incentive plan targets
Reviewed and approved 2008 individual annual incentive opportunities for Pearson Management Committee
Reviewed and approved 2008 long-term incentive awards and associated performance conditions for Pearson Management Committee
Reviewed strategy on 2008 long-term incentive awards for executives and managers
Reviewed and approved 2007 report on directors' remuneration
Noted company's use of equity for employee share plans

24 July 2008
Approved 2008 long-term incentive awards for executives and managers
Reviewed policy on executive employment agreements
Reviewed committee's charter and terms of reference

10 December 2008
Considered Towers Perrin's report on remuneration for Pearson Management Committee for 2009
Reviewed base salaries for the executive directors and other members of the Pearson Management Committee and decided there would be no increases for 2009
Considered approach to 2009 annual and long-term incentives

Summary of policy changes in 2008

The following changes to remuneration policy took effect during 2008:

Element of remuneration	Change in 2008
Annual incentive	Individual annual incentive opportunities expressed as absolute cash amounts rather than percentages of salary for all executive directors other than the chief executive
Bonus share matching	Shareholders approved renewal of plan with three-year performance period and vesting of matching award on sliding scale based on real growth in earnings per share
Employment agreements	Confirmed policy of 12 months' notice from the company, or pay in lieu, on termination of employment without cause

Remuneration policy

This report sets out the company's policy on directors' remuneration that applies to executive directors for 2009 and, so far as practicable, for subsequent years. The committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the company's business environment and in remuneration practice. Future reports, which will continue to be subject to shareholder approval, will describe any changes in this policy.

We want a performance culture that supports our strategy and goals and incentive programmes that directly reward their achievement. Our strategy is primarily centred on organic growth, and we try and produce that by investing consistently in four areas: content, technology and services, international markets and efficiency. One of the most important measures of our strategy is, of course, financial performance. Here, our goal is to produce hardy, consistent growth in three key financial measures – adjusted earnings per share, cash flow and return on invested capital. We believe those are, in concert, good indicators that we are building the long-term value of Pearson. So those measures (or others that contribute to them, such as operating margins and working capital) form the basis of our annual budgets and plans, and the basis for bonuses and long-term incentives.

The committee selects performance conditions for the company's various performance-related annual or long-term incentive plans that are linked to the company's strategic objectives set out above and aligned with the interests of shareholders. The committee determines whether or not targets have been met under the company's various performance-related annual or long-term incentive plans based on relevant internal information and input from external advisers.

In the light of the prevailing economic conditions and the impact of these on the company's objectives and strategy, the committee reviewed the policy in 2008 particularly with regard to its approach to annual and long-term incentives.

Our starting point continues to be that total remuneration (base compensation plus annual and long-term incentives) should reward both short- and long-term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional company performance.

The committee concluded that no fundamental changes were required to the performance measures used in the company's annual and long-term incentive plans. The committee would however continue to give careful consideration to the weighting of these measures and the targets that applied taking into account the company's short- and longer-term strategy.

Report on directors' remuneration continued

Main elements of remuneration

Total remuneration is made up of fixed and performance-linked elements, with each element supporting different objectives.

Element	Objective	Performance period	Performance conditions
Base salary (see page 53)	Reflects competitive market level, role and individual contribution	Not applicable	Normally reviewed annually taking into account the remuneration of directors and executives in similar positions in comparable companies, individual performance and the approach to pay across the company as a whole
Annual incentives (see page 53)	Motivates achievement of annual strategic goals	One year	Subject to achievement of targets for sales, earnings per share or profit, working capital and cash
Bonus share matching (see page 55)	Encourages executive directors and other senior executives to acquire and hold Pearson shares. Aligns executives' and shareholders' interests	Three years	Subject to achievement of target for earnings per share growth
Long-term incentives (see page 56)	Drives long-term earnings and share price growth and value creation. Aligns executives' and shareholders' interests	Three years	Subject to achievement of targets for relative total shareholder return, return on invested capital and earnings per share growth

Consistent with its policy, the committee places considerable emphasis on the performance-linked elements i.e. annual incentives, bonus share matching and long-term incentives. The relative importance of fixed and performance-related remuneration for each of the directors is as follows:

Proportion of total compensation


Marjorie Scardino
39.6%
32.6%
Will Ethridge
44.2%
30.5%
David Bell
43.9%
36.4%
Robin Freestone
41.0%
35.3%
Rona Fairhead
44.9%
33.0%
John Makinson
51.0%
29.8%
Base salary and other fixed remuneration including retirement benefits
Annual incentive and bonus share matching
Long-term incentives

The committee will continue to review the mix of fixed and performance-linked remuneration on an annual basis, consistent with its overall philosophy.

Benchmarking

We want our executive directors' remuneration to be competitive with those of directors and executives in similar positions in comparable companies.

The policy is that target total direct compensation (base salary plus annual and long-term incentives) should be set by reference to the UK and US mid-market depending on the relevant market or markets for particular jobs.

We use a range of UK companies in different sectors including the media sector. Some are of a similar size to Pearson, while others are larger, but the method which the committee's independent advisers use to make comparisons on remuneration takes this into account. All have very substantial overseas operations. We also use selected media companies in North America.

We use these companies because they represent the wider executive talent pool from which we might expect to recruit externally and the pay market to which we might be vulnerable if our remuneration was not competitive.

Market assessments against the two groups take account of those factors which Towers Perrin's research shows differentiate remuneration for jobs of a similar nature, such as sales, board membership, reporting relationships and international activities.

For benchmarking purposes, the main elements of remuneration are valued as follows:

Element of remuneration	Valuation
Base salary	Actual base salary
Annual incentive	Target level of annual incentive
Bonus share matching	Expected value of matching award based on 50% of target level of annual incentive
Long-term incentive	Expected value of long-term incentive award
Pension and benefits	Cost to company of providing pension and other benefits
Total remuneration	Sum of all elements of remuneration

Expected value means the net present value of awards taking into account the vesting schedule, risk of forfeiture and the probability that any performance target will be met.

Base salary

Our normal policy is to review salaries annually consistent with the way we benchmark pay and taking into account the approach to pay across the company as a whole.

The committee has reviewed executive directors' base salaries for 2009. In the light of the prevailing economic conditions and consistent with the action taken across the company to control costs and minimise job losses, there will be no increases in base salary for the executive directors and other members of the Pearson Management Committee for 2009. Full details of the executive directors' 2009 remuneration will be set out in the report on directors' remuneration for 2009.

For 2008, there was a normal review of base salaries. The increases in base salary with effect from 1 January 2008 for the executive directors are set out in table 1 on page 65. In the case of the chief financial officer, the committee concluded that the increase was justified to bring his salary up to competitive market levels following his appointment in 2006.

Allowances and benefits

The company's policy is that benefit programmes should be competitive in the context of the local labour market, but as an international company we require executives to operate worldwide and recognise that recruitment also operates worldwide.

Annual incentives

The committee establishes the annual incentive plans for the executive directors and the chief executives of the company's principal operating companies, including performance measures and targets. These plans then become the basis of the annual incentive plans below the level of the principal operating companies, particularly with regard to the performance measures used and the relationship between the incentive plan targets and the relevant business unit operating plans.

The committee will continue to review the annual incentive plans each year and to revise the performance measures, targets and individual incentive opportunities in light of current conditions. The committee will continue to disclose details of the operation of the annual incentive plans in the report on directors' remuneration each year.

Annual incentive payments do not form part of pensionable earnings.

Performance measures

The financial performance measures relate to the company's main drivers of business performance at both the corporate, operating company and business unit level. Performance is measured separately for each item. For each performance measure, the committee establishes threshold, target and maximum levels of performance for different levels of payout.

With the exception of the chief executive, normally 10% of the total annual incentive opportunity for the executive directors and other members of the Pearson Management Committee is based on performance against personal objectives as agreed with the chief executive. These comprise functional, operational and strategic objectives relevant to the executives' specific areas of responsibility and *inter alia* objectives relating to corporate social responsibility.

For 2009, the principal financial performance measures are: sales; operating profit (for the operating companies) and growth in underlying earnings per share for continuing operations at constant exchange rates (for Pearson plc); average working capital as a ratio to sales; and operating cash flow. The selection and weighting of performance measures takes into account the strategic objectives and the business priorities relevant to each operating company and to Pearson overall each year.

Incentive opportunities

Since 2008, the individual annual incentive opportunities for the executive directors, other than the chief executive, have been expressed as absolute cash amounts. The committee, with the advice of the chief executive, determines the aggregate level of annual

Report on directors' remuneration continued

incentives and individual incentive opportunities taking into account all relevant factors. These factors may include the profitability of the company, individual roles and responsibilities, market annual incentive levels, and the level of stretch in the performance targets.

In each year's report on directors' remuneration, the committee describes any changes to target and maximum incentive opportunities for the chief executive and the other executive directors for the year ahead.

For 2009, there is no change to the annual incentive opportunity for the chief executive which remains at 100% of base salary at target and 150% at maximum.

There is also no change to the average target individual incentive opportunity for the other executive directors which is £396,000 (the same as in 2008 on a like-for-like basis at constant exchange rates). The maximum opportunity remains at twice target (as in 2008).

The annual incentive plans are discretionary and the committee reserves the right to make adjustments to payouts up or down if it believes exceptional factors warrant doing so. The committee may also award individual discretionary incentive payments and did so in 2008 for Will Ethridge in recognition of his contributions in such areas as his leadership efforts on the Google settlement and his oversight of Pearson's global content management programme (see table 1 on page 65).

For 2008, total annual incentive opportunities were based on Pearson plc and operating company financial performance and performance against personal objectives as follows:

Name	Pearson plc	Operating company/ companies	Personal objectives
Marjorie Scardino	100%	–	–
David Bell	90%	–	10%
Will Ethridge	45%	35%	20%
Rona Fairhead	30%	60%	10%
Robin Freestone	90%	–	10%
John Makinson	30%	60%	10%

2008 performance

Performance in 2008 against the relevant incentive plans was as follows:

		Performance against incentive plan			
Incentive plan	Performance measure	Below threshold	Between threshold and target	Between target and maximum	Above maximum
Pearson plc	Sales			✓	
	Underlying growth in adjusted earnings per share at constant exchange rates			✓	
	Average working capital to sales ratio		✓		
	Operating cash flow				✓
Higher Education and Professional	Sales			✓	
	Operating profit				✓
	Average working capital to sales ratio				✓
	Operating cash flow				✓
FT Publishing	Sales	✓			
	Operating profit		✓		
	Operating cash flow				✓
Pearson VUE	Sales			✓	
	Operating profit				✓
	Average working capital to sales ratio				✓
	Operating cash flow				✓
Penguin Group	Sales			✓	
	Operating margin		✓		
	Average working capital to sales ratio				✓
	Operating cash flow				✓

Details of actual payouts for 2008 are set out in table 1 on page 65.

Bonus share matching

In 2008, shareholders approved the renewal of the annual bonus share matching plan first approved by shareholders in 1998.

Invested and matching shares

The plan permits executive directors and senior executives around the company to invest up to 50% of any after-tax annual bonus in Pearson shares.

If the participant's invested shares are held, they are matched subject to earnings per share growth over the three-year performance period on a gross basis up to a maximum of one matching share for every one held i.e. the number of matching shares is equal to the number of shares that could have been acquired with the amount of the pre-tax annual bonus taken in invested shares.

One matching share for every two invested shares held i.e. 50% of the maximum matching award, is released if the company's adjusted earnings per share increase in real terms by 3% per annum compound over the three-year performance period. One matching share for every one invested share held i.e. 100% of the maximum matching award, is released if the company's adjusted earnings per share increase in real terms by 5% per annum compound over the same period.

For real growth in adjusted earnings per share of between 3% and 5% per annum compound, the rate at which the participant's invested shares is matched is calculated according to a straight-line sliding scale.

Real earnings per share growth per annum	Proportion of maximum matching award released
Less than 3%	0%
3%	50%
Between 3% and 5%	Sliding scale between 50% and 100%
5% or more	100%

Performance condition

Earnings per share growth is calculated using the point-to-point method. This method compares the adjusted earnings per share in the company's accounts for the financial year ended prior to the grant date with the adjusted earnings per share for the financial year ending three years later and calculates the implicit compound annual growth rate over the period.

Real growth is calculated by reference to the UK Government's Retail Prices Index (All Items). We choose to test our earnings per share growth against UK inflation over three years to measure the company's financial progress over the period to which the entitlement to matching shares relates.

Dividend shares

Where matching shares vest in accordance with the plan, a participant also receives 'dividend' shares representing the gross value of dividends that would have been paid on the matching shares during the holding period and reinvested.

Report on directors' remuneration continued

Outstanding awards

Details of awards made, outstanding, held or released under the annual bonus share matching plan are as follows (subject to audit):

Date of award	Share price on date of award	Vesting	Status of award
4 June 2008	670.7p	4 June 2011	Outstanding subject to 2007 to 2010 performance
22 May 2007	899.9p	50% on 22 May 2010	Outstanding subject to 2006 to 2009 performance
		100% on 22 May 2012	Outstanding subject to 2006 to 2011 performance
12 April 2006	776.2p	50% on 12 April 2009	Performance condition met. Real compound annual growth in earnings per share for 2005 to 2008 of 15.5% against target of 3.0%
		100% on 12 April 2011	Outstanding subject to participants not electing to call for 50% of shares that vest on 12 April 2009 and subject to 2005 to 2010 performance
15 April 2005	631.0p	50% on 15 April 2008	Target met as reported in report on directors' remuneration for 2007. Shares held pending release on 15 April 2010
		100% on 15 April 2010	Outstanding subject to 2004 to 2009 performance
16 April 2004	652.0p	100% on 16 April 2009	Performance condition met. Increase in adjusted earnings per share for 2003 to 2008 of 109.1% against target of 31.0%. Shares held pending release on 16 April 2009
17 April 2003	541.0p	100% on 17 April 2008	Target met as reported in report on directors' remuneration for 2007. Shares released on 17 April 2008

All of the executive directors hold or held awards under this plan in 2008. Details are set out in table 4 on pages 68 to 70 and itemised as a or a*.

Long-term incentives

At the Annual General Meeting in April 2006, shareholders approved the renewal of the long-term incentive plan first introduced in 2001.

Executive directors, senior executives and other managers can participate in this plan which can deliver restricted stock and/or stock options. Approximately 5% of the company's employees currently hold awards under this plan.

The aim is to give the committee a range of tools with which to link corporate performance to management's long-term reward in a flexible way. It is not the committee's intention to grant stock options in 2009.

Restricted stock granted to executive directors vests only when stretching corporate performance targets over a specified period have been met. Awards vest on a sliding scale based on performance over the period. There is no retesting.

Performance measures

The committee determines the performance measures and targets governing an award of restricted stock prior to grant.

The performance measures that have applied since 2006 and that will apply for 2009 and subsequent awards for the executive directors are focused on delivering and improving returns to shareholders. These are relative total shareholder return (TSR), return on invested capital (ROIC) and earnings per share (EPS) growth.

Total shareholder return is the return to shareholders from any growth in Pearson's share price and reinvested dividends over the performance period. For long-term incentive awards, TSR is measured relative to the constituents of the FTSE World Media Index over a three-year period. Companies that drop out of the index are normally excluded i.e. only companies in the index for the entire period are counted.

Share price is averaged over 20 days at the start and end of the performance period, commencing on the date of Pearson's results announcement in the year of grant and the year of vesting. Dividends are treated as reinvested on the ex-dividend date, in line with the Datastream methodology.

The vesting of shares based on relative total shareholder return is subject to the committee satisfying itself that the recorded total shareholder return is a genuine reflection of the underlying financial performance of the business.

The committee chose total shareholder return relative to the constituents of the FTSE World Media Index because, in line with many of our shareholders, it felt that part of executive directors' rewards should be linked to performance relative to the company's peers.

Return on invested capital is adjusted operating profit less cash tax expressed as a percentage of gross invested capital (net operating assets plus gross goodwill).

We chose return on invested capital because, over the past few years, the transformation of Pearson has significantly increased the capital invested in the business (mostly in the form of goodwill associated with acquisitions) and required substantial cash investment to integrate those acquisitions.

Earnings per share is calculated by dividing the profit attributable to equity shareholders of the company by the weighted average number of ordinary shares in issue during the year, excluding any ordinary shares purchased by the company and held as treasury shares (note 8 of the financial statements).

For 2008 and subsequent awards, earnings per share growth is calculated using the point-to-point method. This method compares the adjusted earnings per share in the company's accounts for the financial year ended prior to the grant date with the adjusted earnings per share for the financial year ending three years later and calculates the implicit compound annual growth rate over the period.

We chose earnings per share growth because strong bottom-line growth is imperative if we are to improve our total shareholder return and our return on invested capital.

Pearson's reported financial results for the relevant periods are used to measure performance.
The committee has discretion to make adjustments taking into account exceptional factors that distort underlying business performance. In exercising such discretion, the committee is guided by the principle of aligning shareholder and management interests.

Restricted stock may be granted without performance conditions to satisfy recruitment and retention objectives. Restricted stock awards that are not subject to performance conditions will not be granted to any of the current executive directors.

Performance targets
The committee will set stretching targets for the 2009 awards that are consistent with the company's strategic objectives over the period to 2011. It is the committee's intention that these targets will be no less demanding than the targets for the 2008 awards. Full details of the targets and individual awards will be set out in the report on directors' remuneration for 2009.

Value of awards
The committee's independent advisers verify each year the expected value of awards i.e. their net present value after taking into account the vesting schedule, risk of forfeiture and the probability that any performance targets will be met.

The level of individual awards takes into account three factors: their expected values; the assessments by the committee's independent advisers of market practice for comparable companies and of directors' total remuneration relative to the market and the face value of individual awards and their potential value should the performance targets be met in full.

Dividends
Where shares vest, participants receive additional shares representing the gross value of dividends that would have been paid on these shares during the performance period and reinvested. The expected value of awards made on this basis takes this into account.

Retention period
Pearson wishes to encourage executives and managers to build up a long-term holding of shares so as to demonstrate their commitment to the company.

To achieve this, for awards of restricted stock that are subject to performance conditions over a three-year period, 75% of the award vests at the end of the three-year period. The remaining 25% of the award only vests if the participant retains the after-tax number of shares that vest at year three for a further two years.

Report on directors' remuneration continued


Conditional share award
1/3 based on relative total shareholder return
1/3 based on return on invested capital
1/3 based on earnings per share growth
Awards vest after three years on a sliding scale based on performance
75% of vested shares released after three years
25% released after further two years

Outstanding awards

Details of awards made, outstanding, vested and held or released under the long-term incentive plan are as follows (subject to audit):

Date of award	Share price on date of award	Vesting date	Performance measures (award split equally across three measures)	Performance period	Payout at threshold	Payout at maximum	Actual performance	% of award vested	Status of award
04/03/08	649.5p	04/03/11	Relative TSR	2008 to 2011	30% at median	100% at upper quartile	–	–	Outstanding
			ROIC	2010	25% for ROIC of 8.5%	100% for ROIC of 10.5%	–	–	Outstanding
			EPS growth	2010 compared to 2007	30% for EPS growth of 6.0%	100% for EPS growth of 12.0%	–	–	Outstanding
30/07/07	778.0p	30/07/10	Relative TSR	2007 to 2010	30% at median	100% at upper quartile	–	–	Outstanding
			ROIC	2009	25% for ROIC of 8.5%	100% for ROIC of 10.5%	–	–	Outstanding
			EPS growth	2007 to 2009 compared to 2006	30% for EPS growth of 6.0%	100% for EPS growth of 12.0%	–	–	Outstanding
13/10/06	767.5p	13/10/09	Relative TSR	2006 to 2009	30% at median	100% at upper quartile	–	–	Remain held because the performance period ends after the date of this report
			ROIC	2008	25% for ROIC of 8.0%	100% for ROIC of 10.0%	9.2%	50% (see note)	Vested and remain held pending release
			EPS growth	2006 to 2008 compared to 2005	30% for EPS growth of 5.0%	100% for EPS growth of 12.0%	18.3%	100%	Vested and remain held pending release

Date of award	Share price on date of award	Vesting date	Performance measures (award split equally across three measures)	Performance period	Payout at threshold	Payout at maximum	Actual performance	% of award vested	Status of award
23/09/05	655.0p	23/09/08	Relative TSR	2005 to 2008	40% at median	100% at upper quartile	76th percentile (26 out of 103 companies)	100%	86.7% of shares vested. Three-quarters released on 23 September 2008. If after tax number of shares are retained for a further two years, the remaining quarter will be released on 23 September 2010
			ROIC	2007	25% for ROIC of 7.5%	100% for ROIC of 9.0%	8.2%	60%	
			EPS and sales growth	2005 to 2007 compared to 2004	30% for real growth in both sales and EPS	100% for 10% growth in either sales or EPS	EPS growth 20.4% Sales growth 5.0%	100%	

Note In relation to the award made on 13 October 2006, the Committee noted the change in the calculation of return in invested capital and the resulting figure of 9.2% for 2008. The Committee agreed with the rationale for the change but considered that, given that the new basis of calculation differed from that used at the time the award was made, it would not be appropriate simply to use this basis for the purposes of determining payout on this element. The payout of 50% of shares originally awarded reflects the Committee's judgement on this point.

All of the executive directors hold awards under the long-term incentive plan. Details are set out in table 4 on pages 68 to 70 and itemised as b or b*.

All-employee share plans

Executive directors can participate in the company's all-employee share plans on the same terms as other employees.

These plans comprise savings-related share acquisition programmes in the UK and the US.

These plans operate within specific tax legislation (including a requirement to finance acquisition of shares using the proceeds of a monthly savings contract) and the acquisition of shares under these plans is not subject to the satisfaction of a performance target.

Dilution and use of equity

We can use existing shares bought in the market, treasury shares or newly-issued shares to satisfy awards under the company's various stock plans.

For restricted stock awards under the long-term incentive plan and matching share awards under the annual bonus share matching plan, we would normally expect to use existing shares.

There are limits on the amount of new-issue equity we can use. In any rolling ten-year period, no more than 10% of Pearson equity will be issued, or be capable of being issued, under all Pearson's share plans, and no more than 5% of Pearson equity will be issued, or be capable of being issued, under executive or discretionary plans.

At 31 December 2008, stock awards to be satisfied by new-issue equity granted in the last ten years under all employee share plans amounted to 3.8% of the company's issued share capital and under executive or discretionary plans amounted to 2.2%.

In addition, for existing shares no more than 5% of Pearson equity may be held in trust at any time. Against this limit, shares held in trust at 31 December 2008 amounted to 1.7% of the company's issued share capital.

The headroom available for all employee plans, executive or discretionary plans and shares held in trust is as follows:

	2008	2007	2006
Headroom for all employee plans	6.2%	6.0%	6.6%
Headroom for executive or discretionary plans	2.8%	2.3%	2.7%
Headroom for shares held in trust	3.3%	3.4%	3.5%

Report on Directors' Remuneration continued

Shareholding of executive directors

We encourage executive directors to build up a substantial shareholding in the company in line with the policy of encouraging widespread employee ownership.

We do not think it is necessary to specify a particular relationship of shareholding to salary because of the volatility of the stock market and the share retention features that already exist in the annual bonus share matching and long-term incentive plans. However, we describe separately here both the number of shares that the executive directors hold and the value expressed as a percentage of base salary.

No executive director sold shares during the year other than to satisfy income tax liability on the release of restricted shares.

The current value of the executive directors' own shares based on the middle market value of Pearson shares of 659.5p on 27 February 2009 (which is the latest practicable date before the results announcement) against annual base salaries in 2008 is as follows:

Own shares	Number of shares	Value (% of base salary)
Marjorie Scardino	632,755	439%
David Bell	250,348	352%
Will Ethridge	128,758	163%
Rona Fairhead	209,259	273%
Robin Freestone	44,379	65%
John Makinson	397,733	500%

In addition, the executive directors have prospective holdings as a result of restricted shares that have vested and are held pending release. The current value of these shares before any withholdings is as follows:

Restricted shares	Number of shares	Value (% of base salary)
Marjorie Scardino	405,697	282%
David Bell	136,838	192%
Will Ethridge	121,017	153%
Rona Fairhead	169,404	221%
Robin Freestone	64,217	94%
John Makinson	142,002	178%

Service agreements

In accordance with long established policy, all continuing executive directors have rolling service agreements under which, other than by termination in accordance with the terms of these agreements, employment continues until retirement.

The committee reviewed the policy on executive employment agreements in 2008. For future executive directors, service agreements should provide that the company may terminate these agreements by giving no more than 12 months' notice. As an alternative to giving notice, the company may pay salary, target annual incentive and the cost of pension and other benefits in lieu, subject to mitigation. In the case of the longer serving directors with legacy employment agreements, the compensation payable in circumstances where the company terminates the agreements without notice or cause takes the form of liquidated damages.

There are no special provisions for notice, pay in lieu of notice or liquidated damages in the event of termination of employment in the event of a change of control of Pearson.

On termination of employment, executive directors' entitlements to any vested or unvested awards under Pearson's discretionary share plans are treated in accordance with the terms of the relevant plan.

We summarise the service agreements that applied during 2008 and that continue to apply for 2009 as follows:

Name	Date of agreement	Notice periods	Compensation on termination by the company without notice or cause
Glen Moreno	29 July 2005	12 months from the director; 12 months from the company	100% of annual fees at the date of termination
Marjorie Scardino	27 February 2004	Six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential annual incentive
David Bell	15 March 1996	Six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential annual incentive
Will Ethridge	26 February 2009	Six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and target annual incentive
Rona Fairhead	24 January 2003	Six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential annual incentive
Robin Freestone	5 June 2006	Six months from the director; 12 months from the company	No contractual provisions
John Makinson	24 January 2003	Six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential annual incentive

Retirement benefits

We describe the retirement benefits for each of the executive directors. Details of directors' pension arrangements are set out in table 2 on page 66 of this report.

Executive directors participate in the pension arrangements set up for Pearson employees.

Marjorie Scardino, Will Ethridge, John Makinson, Rona Fairhead and Robin Freestone will also have other retirement arrangements because of the cap on the amount of benefits that can be provided from the pension arrangements in the US and the UK.

The differences in the arrangements for the current executive directors reflect the different arrangements in the UK and the US and the changes in pension arrangements generally over the periods of their employment.

The pension arrangements for all the executive directors include life insurance cover while in employment, and entitlement to a pension in the event of ill-health or disability. A pension for their spouse and/or dependants is also available on death.

In the US, the defined benefit arrangement is the Pearson Inc. Pension Plan. This plan provides a lump sum convertible to a pension on retirement. The lump sum accrued at 6% of capped compensation until 31 December 2001 when further benefit accruals ceased. Normal retirement age is 65 although early retirement is possible subject to a reduction for early payment. No increases are guaranteed for pensions in payment. There is a spouse's pension on death in service and the option to provide a death in retirement pension by reducing the member's pension.

The defined contribution arrangement in the US is a 401(k) plan. At retirement, the account balances will be used to provide benefits. In the event of death before retirement, the account balances will be used to provide benefits for dependants.

In the UK, the pension plan is the Pearson Group Pension Plan and executive directors participate in either the Final Pay or the Money Purchase 2003 section. Normal retirement age is 62, but, subject to company consent, retirement is currently possible after age 50 (age 55 from April 2010). In the Final Pay section, the accrued pension is reduced on retirement prior to age 60. Pensions in payment are guaranteed to increase

Report on Directors' Remuneration continued

each year at 5% or the increase in the Index of Retail Prices, if lower. Pensions for a member's spouse, dependant children and/or nominated financial dependant are payable in the event of death. In the Money Purchase 2003 section the account balances are used to provide benefits at retirement. In the event of death before retirement pensions for a member's spouse, dependant children and/or nominated financial dependant are payable.

Members of the Pearson Group Pension Plan who joined after May 1989 are subject to an upper limit of earnings that can be used for pension purposes, known as the earnings cap. This limit, £108,600 as at 6 April 2006, was abolished by the Finance Act 2004. However the Pearson Group Pension Plan has retained its own 'cap', which will increase annually in line with the UK Government's Index of Retail Prices (All Items). The cap was £117,600 as at 6 April 2008.

As a result of the UK Government's A-Day changes effective from April 2006, UK executive directors and other members of the Pearson Group Pension Plan who are, or become, affected by the lifetime allowance are provided with a cash supplement as an alternative to further accrual of pension benefits on a basis that is broadly cost neutral to the company.

Marjorie Scardino

Marjorie Scardino participates in the Pearson Inc. Pension Plan and the approved 401(k) plan.

Additional pension benefits are provided through an unfunded unapproved defined contribution plan. Notional annual contributions to this plan are based on a percentage of salary and a fixed cash amount index-linked to inflation and the notional cash balance of this plan increases annually by a specified notional interest rate. The unfunded plan also provides the opportunity to convert a proportion of this notional cash account into a notional share account reflecting the value of a number of Pearson ordinary shares. The number of shares in the notional share account is determined by reference to the market value of Pearson shares at the date of conversion. Part of the unfunded plan is replaced by a funded defined contribution plan approved by HM Revenue and Customs as a corresponding plan.

David Bell

David Bell is a member of the Pearson Group Pension Plan. He was eligible for a pension of two-thirds of his final base salary at age 62 due to his long service.

Will Ethridge

Will Ethridge is a member of the Pearson Inc. Pension Plan and the approved 401(k) plan. He also participates in an unfunded, unapproved Supplemental Executive Retirement Plan (SERP) that provides an annual accrual of 2% of final average earnings, less benefits accrued in the Pearson Inc. Pension Plan and US Social Security. Additional defined contribution benefits are provided through a funded, unapproved 401(k) excess plan.

Rona Fairhead

Rona Fairhead is a member of the Pearson Group Pension Plan. Her pension accrual rate is 1/30th of pensionable salary per annum, restricted to the plan earnings cap.

Until April 2006, the company also contributed to a Funded Unapproved Retirement Benefits Scheme (FURBS) on her behalf. Since April 2006, she has received a taxable and non-pensionable cash supplement in replacement of the FURBS.

Robin Freestone

Robin Freestone is a member of the Money Purchase 2003 section of the Pearson Group Pension Plan. Company contributions are 16% of pensionable salary per annum, restricted to the plan earnings cap.

Until April 2006, the company also contributed to a Funded Unapproved Retirement Benefits Scheme (FURBS) on his behalf. Since April 2006, he has received a taxable and non-pensionable cash supplement in replacement of the FURBS.

John Makinson

John Makinson is a member of the Pearson Group Pension Plan under which his pensionable salary is restricted to the plan earnings cap. The company ceased contributions on 31 December 2001 to his FURBS arrangement. During 2002 it set up an Unfunded Unapproved Retirement Benefits Scheme (UURBS) for him. The UURBS tops up the pension payable from the Pearson Group Pension Plan and the closed FURBS to target a pension of two-thirds of a revalued base salary on retirement at age 62. The revalued base salary is defined as £450,000 effective at 1 June 2002, increased at 1 January each year by reference to the increase in the UK Government's Index of Retail Prices (All Items). In the event of his death a pension from the Pearson Group Pension Plan, the FURBS and the UURBS will be paid to his spouse or nominated financial dependant. Early retirement is possible from age 50 (age 55 from April 2010), with company consent.

The pension is reduced to reflect the shorter service, and before age 60, further reduced for early payment.

Executive directors' non-executive directorships

Our policy is that executive directors may, by agreement with the board, serve as non-executives of other companies and retain any fees payable for their services.

The following executive directors served as non-executive directors elsewhere and received fees or other benefits for the period covered by this report as follows:

	Company	Fees/benefits
Marjorie Scardino	Nokia Corporation	€150,000
	MacArthur Foundation	$24,000
Rona Fairhead	HSBC Holdings plc	£126,666
Robin Freestone	eChem	£3,762

Chairman's remuneration

Our policy is that the chairman's pay should be set at a level that is competitive with those of chairmen in similar positions in comparable companies. He is not entitled to any annual or long-term incentive, retirement or other benefits.

There were no changes in the chairman's remuneration in 2008. With effect from 1 January 2007, his remuneration was £450,000 per year.

Non-executive directors

Fees for non-executive directors are determined by the full board having regard to market practice and within the restrictions contained in the company's Articles of Association. Non-executive directors receive no other pay or benefits (other than reimbursement for expenses incurred in connection with their directorship of the company) and do not participate in the company's equity-based incentive plans.

There were no changes in the structure and level of non-executive directors' fees in 2008. With effect from 1 July 2007, these were as follows:

	Fees payable from 1 July 2007
Non-executive director	£60,000
Chairmanship of audit committee	£20,000
Chairmanship of personnel committee	£15,000
Membership of audit committee	£10,000
Membership of personnel committee	£5,000
Senior independent director	£15,000

A minimum of 25% of the basic fee is paid in Pearson shares that the non-executive directors have committed to retain for the period of their directorships.

Terry Burns also receives a fee in respect of his non-executive directorship of Edexcel.

Non-executive directors serve Pearson under letters of appointment and do not have service contracts. There is no entitlement to compensation on the termination of their directorships.

Report on Directors' Remuneration continued

Total shareholder return performance

Below we set out Pearson's total shareholder return on three bases. Pearson is a constituent of all the indices shown.

First, we set out Pearson's total shareholder return performance relative to the FTSE All-Share index on an annual basis over the five-year period 2003 to 2008. We have chosen this index, and used it consistently in each report on directors' remuneration since 2002, on the basis that it is a recognisable reference point and an appropriate comparator for the majority of our investors.

Total shareholder return


Pearson
FTSE All-Share
175
150
125
100
75
03
04
05
06
07
08

Secondly, to illustrate performance against our sector, we show Pearson's total shareholder return relative to the FTSE Media index over the same five-year period.

Total shareholder return


Pearson
FTSE Media
175
150
125
100
75
03
04
05
06
07
08

And thirdly, we show Pearson's total shareholder return relative to the FTSE All-Share and Media indices on a monthly basis over 2008, the period to which this report relates.

Total shareholder return


Pearson
FTSE All-Share
FTSE Media
110
100
90
80
70
Dec
Mar
Jun
Sep
Dec

Items subject to audit

The following tables form the auditable part of the remuneration report.

Table 1: Remuneration of the directors

Excluding contributions to pension funds and related benefits set out in table 2, directors' remuneration was as follows:

All figures in £000s	2008 Salaries/fees	2008 Annual incentive	2008 Allowances	2008 Benefits	2008 Total	2007 Total
Chairman						
Glen Moreno	450	–	–	–	450	450
Executive directors						
Marjorie Scardino	950	1,017	55	35	2,057	2,332
David Bell	469	493	–	21	983	1,111
Will Ethridge (appointed 1 May 2008)	361	810	–	–	1,171	–
Rona Fairhead	506	494	–	36	1,036	1,207
Robin Freestone	450	491	–	16	957	1,017
John Makinson	525	500	183	32	1,240	1,448
Non-executive directors						
David Arculus	85	–	–	–	85	76
Terry Burns	83	–	–	–	83	76
Patrick Cescau	70	–	–	–	70	64
Susan Fuhrman	70	–	–	–	70	64
Ken Hydon	81	–	–	–	81	71
CK Prahalad (appointed 1 May 2008)	40	–	–	–	40	–
Total	4,140	3,805	238	140	8,323	7,916
Total 2007 (including former directors)	3,561	4,024	221	129	–	7,935

Note 1 Will Ethridge's annual incentive includes a special payment in recognition of his contributions in such areas as his leadership efforts on the Google settlement and his oversight of Pearson's global content management programme. The after-tax amount will be invested in Pearson shares, which will be acquired and held under the annual bonus share matching plan in 2009.

Note 2 Allowances for Marjorie Scardino include £43,560 in respect of housing costs and a US payroll supplement of £11,804. John Makinson is entitled to a location and market premium in relation to the management of the business of the Penguin Group in the US and received £182,824 for 2008.

Note 3 Benefits include company car, car allowance and UK health care premiums. US health and welfare benefits for Marjorie Scardino and Will Ethridge are self-insured and the company cost, after employee contributions, is tax free to employees. For Marjorie Scardino, benefits include £20,233 for pension planning and financial advice. Marjorie Scardino, Rona Fairhead, David Bell and John Makinson have the use of a chauffeur.

Note 4 There will be no increases in base salary for the executive directors for 2009.

Note 5 No amounts as compensation for loss of office and no expense allowances chargeable to UK income tax were paid during the year.

Report on Directors' Remuneration continued

Table 2: Directors' pensions and other pension-related items

Directors' pensions	Age at 31 Dec 08	Accrued pension at 31 Dec 08 £000[1]	Increase in accrued pension over the period £000[2]	Transfer value at 31 Dec 07 £000[3]	Transfer value at 31 Dec 08 £000[4]	Increase in transfer value* over the period £000	Increase/ (decrease) in accrued pension† over the period £000	Transfer value* of the increase/ (decrease) in accrued pension† at 31 Dec 08 £000	Other pension costs to the company over the period £000[5]	Other allowances in lieu of pension £000[6]	Other pension related benefit costs £000[7]
Marjorie Scardino	61	5.0	1.4	32.7	47.5	14.8	1.2	11.4	611.0	–	49.3
David Bell	62	312.7	8.2	5,623.7	6,045.5	421.8	(3.2)	(62.2)	–	–	–
Will Ethridge (appointed 1 May 2008)	56	128.2	51.1	493.6	853.7	360.1	48.6	323.6	15.2	–	1.2
Rona Fairhead	47	27.3	4.6	214.8	294.6	74.2	3.5	32.2	–	128.6	3.0
Robin Freestone	50	–	–	–	–	–	–	–	18.0	112.5	4.5
John Makinson	54	236.4	24.6	2,799.6	3,532.2	727.0	14.0	203.6	–	–	4.2

*Less directors' contributions.

†Net of inflation. The inflation figure has been pro-rated in the case of David Bell to reflect the fact that he reached his normal retirement age in 2008 and for Will Ethridge to reflect his date of appointment on 1 May 2008.

Note 1 The accrued pension at 31 December 2008 is that which would become payable from normal retirement age if the member left service at 31 December 2008. For Marjorie Scardino it relates only to the pension from the US Plan and there is an increase because of exchange rate changes over the year. For Will Ethridge it relates to his pension from the US Plan and US SERP from his date of appointment on 1 May 2008 and there is an increase partly because of exchange rate changes over the year. For David Bell and Rona Fairhead it relates to the pension payable from the UK Plan. David Bell reached his normal retirement age on 30 September 2008, at which point he took a cash sum of £1,336,969 and deferred receipt of his residual pension of £224,094 per annum. The pension figure shown here is the pension at normal retirement age before reduction for commutation. For John Makinson it relates to the pension from the UK Plan, the FURBS and the UURBS in aggregate.

Note 2 For David Bell the increase in pension relates to the period from 31 December 2007 to 30 September 2008. For Will Ethridge it relates to the period from 1 May 2008 to 31 December 2008.

Note 3 For Will Ethridge the transfer value has been calculated at 1 May 2008.

Note 4 The UK transfer values at 31 December 2008 are calculated using the assumptions for cash equivalents payable from the UK Plan and are based on the accrued pension at that date. For David Bell the transfer value has been calculated as the value of his pre-commutation pension at his normal retirement date using market conditions applicable at 31 December 2008. For the US SERP, transfer values are calculated using a discount rate equivalent to current US long-term bond yields. The US Plan is a lump sum plan and the accrued balance is shown.

Note 5 For UK benefits, this column comprises employer contributions to the Money Purchase 2003 section of the Pearson Group Pension Plan. For US benefits, it includes company contributions to funded defined contribution plans and notional contributions to unfunded defined contribution plans.

Note 6 This column comprises cash allowances paid in lieu of pension benefits above the plan earnings cap.

Note 7 This column comprises life cover and long-term disability insurance not covered by the retirement plans.

Table 3: Interests of directors

	Ordinary shares at 1 Jan 08 (or date of appointment if later)	Ordinary shares at 31 Dec 08
Glen Moreno	170,000	210,000
Marjorie Scardino	400,886	632,755
David Arculus	2,223	11,740
David Bell	172,896	250,348
Terry Burns	8,471	10,290
Patrick Cescau	2,758	4,144
Will Ethridge (appointed 1 May 2008)	60,059	128,758
Rona Fairhead	121,556	209,259
Robin Freestone	7,930	44,379
Susan Fuhrman	5,301	7,365
Ken Hydon	7,172	8,559
John Makinson	306,592	397,733
CK Prahalad (appointed 1 May 2008)	0	969

Note 1 Ordinary shares include both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. The figures include both shares and ADRs acquired by individuals investing part of their own after-tax annual bonus in Pearson shares under the annual bonus share matching plan.

Note 2 No director sold shares during the year other than to satisfy income tax liability on the release of restricted shares.

Note 3 At 31 December 2008, John Makinson held 1,000 shares in Interactive Data Corporation.

Note 4 From 2004, Marjorie Scardino is also deemed to be interested in a further number of shares under her unfunded pension arrangement described in this report, which provides the opportunity to convert a proportion of her notional cash account into a notional share account reflecting the value of a number of Pearson shares.

Note 5 The register of directors' interests (which is open to inspection during normal office hours) contains full details of directors' shareholdings and options to subscribe for shares. The market price on 31 December 2008 was 641.0p per share and the range during the year was 519.5p to 733.0p.

Report on Directors' Remuneration continued

Table 4: Movements in directors' interests in restricted shares

Restricted shares designated as: a annual bonus share matching plan; b long-term incentive plan; and * where shares at 31 December 2008 have vested and are held pending release.

Date of award	1 Jan 08	Awarded	Released	Lapsed	31 Dec 08	Market value at date of award	Earliest release date	Date of release	Market value at date of release
Marjorie Scardino									
a 22/5/07	60,287				60,287	899.9p	22/5/10		
a 4/6/08	0	99,977			99,977	670.7p	4/6/11		
b 16/12/02	301,700				301,700	638.5p	28/6/05		
b 26/9/03	120,200				120,200	582.0p	26/9/06		
b* 21/12/04	83,197				83,197	613.0p	21/12/07		
b* 23/9/05	240,000		180,000		60,000	655.0p	23/9/08	23/9/08	593.0p
b* 23/9/05	150,000		112,500		37,500	655.0p	23/9/08	23/9/08	593.0p
b* 13/10/06	300,000			75,000	225,000	767.5p	13/10/09		
b 13/10/06	150,000				150,000	767.5p	13/10/09		
b 30/7/07	420,000				420,000	778.0p	30/7/10		
b 4/3/08	0	400,000			400,000	649.5p	4/3/11		
Total	1,825,384	499,977	292,500	75,000	1,957,861				
David Bell									
a 17/4/03	6,105		6,105		0	541.0p	17/4/08	17/4/08	652.5p
a* 16/4/04	2,251				2,251	652.0p	16/4/07		
a* 16/4/04	2,252				2,252	652.0p	16/4/09		
b 16/12/02	133,065				133,065	638.5p	28/6/05		
b 26/9/03	82,400				82,400	582.0p	26/9/06		
b* 21/12/04	33,002				33,002	613.0p	21/12/07		
b* 23/9/05	90,666		68,000		22,666	655.0p	23/9/08	23/9/08	593.0p
b* 23/9/05	56,667		42,500		14,167	655.0p	23/9/08	23/9/08	593.0p
b* 13/10/06	83,333			20,833	62,500	767.5p	13/10/09		
b 13/10/06	41,667				41,667	767.5p	13/10/09		
b 30/7/07	100,000				100,000	778.0p	30/7/10		
b 4/3/08	0	100,000			100,000	649.5p	4/3/11		
Total	631,408	100,000	116,605	20,833	593,970				

Table 4: Movements in directors' interests in restricted shares continued

Restricted shares designated as: a annual bonus share matching plan; b long-term incentive plan; and * where shares at 31 December 2008 have vested and are held pending release.

Date of award	1 Jan 08	Awarded	Released	Lapsed	31 Dec 08	Market value at date of award	Earliest release date	Date of release	Market value at date of release
Will Ethridge									
a 17/4/03	4,733		4,733		0	541.0p	17/4/08	17/4/08	652.5p
a 22/5/07	2,508				2,508	899.9p	22/5/10		
b 25/7/05	65,000		65,000		0	680.0p	25/7/08	28/7/08	595.5p
b* 23/9/05	51,734		38,800		12,934	655.0p	23/9/08	23/9/08	593.0p
b* 23/9/05	32,333		24,250		8,083	655.0p	23/9/08	23/9/08	593.0p
b* 13/10/06	133,333			33,333	100,000	767.5p	13/10/09		
b 13/10/06	66,667				66,667	767.5p	13/10/09		
b 30/7/07	150,000				150,000	778.0p	30/7/10		
b 4/3/08	0	150,000			150,000	649.5p	4/3/11		
Total	506,308	150,000	132,783	33,333	490,192				
Rona Fairhead									
a 17/4/03	15,103		15,103		0	541.0p	17/4/08	17/4/08	652.5p
a* 16/4/04	2,573				2,573	652.0p	16/4/07		
a* 16/4/04	2,573				2,573	652.0p	16/4/09		
a* 15/4/05	9,873				9,873	631.0p	15/4/08		
a 15/4/05	9,873				9,873	631.0p	15/4/10		
a* 12/4/06	8,050				8,050	776.2p	12/4/09		
a 12/4/06	8,051				8,051	776.2p	12/4/11		
b 16/12/02	133,065				133,065	638.5p	28/6/05		
b 26/9/03	82,400				82,400	582.0p	26/9/06		
b* 21/12/04	33,002				33,002	613.0p	21/12/07		
b* 23/9/05	106,666		80,000		26,666	655.0p	23/9/08	23/9/08	593.0p
b* 23/9/05	66,667		50,000		16,667	655.0p	23/9/08	23/9/08	593.0p
b* 13/10/06	93,333			23,333	70,000	767.5p	13/10/09		
b 13/10/06	46,667				46,667	767.5p	13/10/09		
b 30/7/07	125,000				125,000	778.0p	30/7/10		
b 4/3/08	0	125,000			125,000	649.5p	4/3/11		
Total	742,896	125,000	145,103	23,333	699,460				
Robin Freestone									
a* 12/4/06	1,717				1,717	776.2p	12/4/09		
a 12/4/06	1,718				1,718	776.2p	12/4/11		
a 22/5/07	4,708				4,708	899.9p	22/5/10		
a 4/6/08	0	37,906			37,906	670.7p	4/6/11		
b 23/9/05	20,000		20,000		0	655.0p	23/9/08	23/9/08	593.0p
b* 13/10/06	83,333			20,833	62,500	767.5p	13/10/09		
b 13/10/06	41,667				41,667	767.5p	13/10/09		
b 30/7/07	125,000				125,000	778.0p	30/7/10		
b 4/3/08	0	125,000			125,000	649.5p	4/3/11		
Total	278,143	162,906	20,000	20,833	400,216				

Report on Directors' Remuneration continued

Table 4: Movements in directors' interests in restricted shares continued

Restricted shares designated as: a annual bonus share matching plan; b long-term incentive plan; and * where shares at 31 December 2008 have vested and are held pending release.

Date of award	1 Jan 08	Awarded	Released	Lapsed	31 Dec 08	Market value at date of award	Earliest release date	Date of release	Market value at date of release
John Makinson									
a 17/4/03	12,210		12,210		0	541.0p	17/4/08	17/4/08	652.5p
b 16/12/02	172,400				172,400	638.5p	28/6/05		
b 26/9/03	82,400				82,400	582.0p	26/9/06		
b* 21/12/04	33,002				33,002	613.0p	21/12/07		
b* 23/9/05	96,000		72,000		24,000	655.0p	23/9/08	23/9/08	593.0p
b* 23/9/05	60,000		45,000		15,000	655.0p	23/9/08	23/9/08	593.0p
b* 13/10/06	93,333			23,333	70,000	767.5p	13/10/09		
b 13/10/06	46,667				46,667	767.5p	13/10/09		
b 30/7/07	100,000				100,000	778.0p	30/7/10		
b 4/3/08	0	125,000			125,000	649.5p	4/3/11		
Total	696,012	125,000	129,210	23,333	668,469				
Total	4,680,151	1,162,883	836,201	196,665	4,810,168				

Note 1 The number of shares shown represents the maximum number of shares that may vest, subject to any performance conditions being met.

Note 2 No variations to the terms and conditions of plan interests were made during the year.

Note 3 The performance and other conditions that apply to outstanding awards under the annual bonus share matching plan and the long-term incentive plan and that have yet to be met were set out in the reports on directors' remuneration for the years in which they were granted.

Note 4 In the case of the long-term incentive plan awards made on 23 September 2005 and 13 October 2006, we detail separately the part of the award based on ROIC and EPS growth (two thirds of total award) and that part based on relative TSR (one third of total award), because vesting of that part of the awards based on TSR was not known at the date of the 2007 and 2008 reports.

Table 5: Movements in directors' interests in share options

Shares under option are designated as: a executive; b worldwide save for shares; c premium priced; d long-term incentive; and * where options are exercisable.

Date of grant	1 Jan 08	Granted	Exercised	Lapsed	31 Dec 08	Option price	Earliest exercise date	Expiry date	Date of exercise	Price on exercise	Gain on exercise
Marjorie Scardino											
a 14/9/98	176,556			176,556	0	973.3p	14/9/01	14/9/08			
a 14/9/98	5,660			5,660	0	1090.0p	14/9/01	14/9/08			
c* 8/6/99	37,583				37,583	1372.4p	8/6/02	8/6/09			
c* 8/6/99	37,583				37,583	1647.5p	8/6/02	8/6/09			
d* 9/5/01	41,550				41,550	1421.0p	9/5/02	9/5/11			
d* 9/5/01	41,550				41,550	1421.0p	9/5/03	9/5/11			
d* 9/5/01	41,550				41,550	1421.0p	9/5/04	9/5/11			
d* 9/5/01	41,550				41,550	1421.0p	9/5/05	9/5/11			
Total	423,582	0	0	182,216	241,366						£0

Table 5: Movements in directors' interests in share options continued

Shares under option are designated as: a executive; b worldwide save for shares; c premium priced; d long-term incentive; and * where options are exercisable.

Date of grant	1 Jan 08	Granted	Exercised	Lapsed	31 Dec 08	Option price	Earliest exercise date	Expiry date	Date of exercise	Price on exercise	Gain on exercise
David Bell											
a 14/9/98	20,496			20,496	0	973.3p	14/9/01	14/9/08			
b 6/5/05	373		373		0	507.6p	1/8/08	1/2/09	3/9/08	689.0p	£677
b 5/5/06	297				297	629.6p	1/8/09	1/2/10			
b 4/5/07	821				821	690.4p	1/8/10	1/2/11			
c* 8/6/99	18,705				18,705	1372.4p	8/6/02	8/6/09			
c* 8/6/99	18,705				18,705	1647.5p	8/6/02	8/6/09			
d* 9/5/01	16,350				16,350	1421.0p	9/5/02	9/5/11			
d* 9/5/01	16,350				16,350	1421.0p	9/5/03	9/5/11			
d* 9/5/01	16,350				16,350	1421.0p	9/5/04	9/5/11			
d* 9/5/01	16,350				16,350	1421.0p	9/5/05	9/5/11			
Total	124,797	0	373	20,496	103,928						£677
Will Ethridge											
a 2/12/98	27,213			27,213	0	947.4p	2/12/01	2/12/08			
a 2/12/98	5,702			5,702	0	1061.0p	2/12/01	2/12/08			
c* 8/6/99	10,802				10,802	1372.4p	8/6/02	8/6/09			
c* 8/6/99	10,802				10,802	1647.5p	8/6/02	8/6/09			
d* 9/5/01	11,010				11,010	$21.00	9/5/02	9/5/11			
d* 9/5/01	11,010				11,010	$21.00	9/5/03	9/5/11			
d* 9/5/01	11,010				11,010	$21.00	9/5/04	9/5/11			
d* 9/5/01	11,010				11,010	$21.00	9/5/05	9/5/11			
d* 1/11/01	14,680				14,680	$11.97	1/11/02	1/11/11			
d* 1/11/01	14,680				14,680	$11.97	1/11/03	1/11/11			
d* 1/11/01	14,680				14,680	$11.97	1/11/04	1/11/11			
Total	142,599	0	0	32,915	109,684						£0
Rona Fairhead											
b 30/4/04	1,904		1,904		0	494.8p	1/8/07	1/2/08	23/1/08	646.0p	£2,879
b 4/5/07	2,371				2,371	690.4p	1/8/12	1/2/13			
d* 1/11/01	20,000				20,000	822.0p	1/11/02	1/11/11			
d* 1/11/01	20,000				20,000	822.0p	1/11/03	1/11/11			
d* 1/11/01	20,000				20,000	822.0p	1/11/04	1/11/11			
Total	64,275	0	1,904	0	62,371						£2,879
Robin Freestone											
b 6/5/05	1,866		1,866		0	507.6p	1/8/08	1/2/09	1/8/08	655.5p	£2,760
b 9/5/08	0	1,757			1,757	534.8p	1/8/11	1/2/12			
Total	1,866	1,757	1,866	0	1,757						£2,760

Report on Directors' Remuneration continued

Table 5: Movements in directors' interests in share options continued

Shares under option are designated as: a executive; b worldwide save for shares; c premium priced; d long-term incentive; and * where options are exercisable.

Date of grant	1 Jan 08	Granted	Exercised	Lapsed	31 Dec 08	Option price	Earliest exercise date	Expiry date	Date of exercise	Price on exercise	Gain on exercise
John Makinson											
a 14/9/98	30,576			30,576	0	973.3p	14/9/01	14/9/08			
b 9/5/03	4,178				4,178	424.8p	1/8/10	1/2/11			
c* 8/6/99	21,477				21,477	1372.4p	8/6/02	8/6/09			
c* 8/6/99	21,477				21,477	1647.5p	8/6/02	8/6/09			
d* 9/5/01	19,785				19,785	1421.0p	9/5/02	9/5/11			
d* 9/5/01	19,785				19,785	1421.0p	9/5/03	9/5/11			
d* 9/5/01	19,785				19,785	1421.0p	9/5/04	9/5/11			
d* 9/5/01	19,785				19,785	1421.0p	9/5/05	9/5/11			
Total	156,848	0	0	30,576	126,272						£0
Total	913,967	1,757	4,143	266,203	645,378						£6,316

Note 1 No variations to the terms and conditions of share options were made during the year.

Note 2 Each plan is described below.

a Executive – The plans under which these options were granted were replaced with the introduction of the long-term incentive plan in 2001. No executive options have been granted to the directors since 1998.

All options have now lapsed, having been unexercised at the tenth anniversary of the date of grant.

b Worldwide save for shares – The acquisition of shares under the worldwide save for shares plan is not subject to the satisfaction of a performance target.

David Bell, Rona Fairhead, Robin Freestone and John Makinson hold options under this plan. Details of these holdings are itemised as b.

c Premium priced – The plan under which these options were granted was replaced with the introduction of the long-term incentive plan in 2001. No Premium Priced Options (PPOs) have been granted to the directors since 1999.

The share price targets for the three-year and five-year tranches of PPOs granted in 1999 have already been met prior to 2008. The share price target for the seven-year tranche of PPOs granted in 2000 was not met in 2008 and the options lapsed. The secondary real growth in earnings per share target for any PPOs to become exercisable has already been met prior to 2008.

All PPOs that remain outstanding lapse if they remain unexercised at the tenth anniversary of the date of grant.

Marjorie Scardino, David Bell, Will Ethridge and John Makinson hold PPOs under this plan. Details of these awards are itemised as c.

d Long-term incentive – All options that remain outstanding are exercisable and lapse if they remain unexercised at the tenth anniversary of the date of grant.

Details of the option grants under this plan for Marjorie Scardino, David Bell, Will Ethridge, Rona Fairhead and John Makinson are itemised as d.

Note 3 In addition, Marjorie Scardino contributes US$1,000 per month (the maximum allowed) to the US employee stock purchase plan. The terms of this plan allow participants to make monthly contributions for one year and to acquire shares at the end of that period at a price that is the lower of the market price at the beginning or the end of the period, both less 15%.

Note 4 The market price on 31 December 2008 was 641.0p per share and the range during the year was 519.5p to 733.0p.

Approved by the board and signed on its behalf by

David Arculus Director
6 March 2009

Consolidated income statement
Year ended 31 December 2008

All figures in £ millions	Notes	2008	2007
Continuing operations			
Sales	2	4,811	4,162
Cost of goods sold	4	(2,174)	(1,910)
Gross profit		2,637	2,252
Operating expenses	4	(1,986)	(1,701)
Share of results of joint ventures and associates	12	25	23
Operating profit	2	676	574
Finance costs	6	(136)	(150)
Finance income	6	45	44
Profit before tax		585	468
Income tax	7	(172)	(131)
Profit for the year from continuing operations		413	337
Loss for the year from discontinued operations	3	(90)	(27)
Profit for the year		323	310
Attributable to:			
Equity holders of the company		292	284
Minority interest •		31	26
Earnings per share for profit from continuing and discontinued operations attributable to the equity holders of the company during the year (expressed in pence per share)			
– basic	8	36.6p	35.6p
– diluted	8	36.6p	35.6p
Earnings per share for profit from continuing operations attributable to the equity holders of the company during the year (expressed in pence per share)			
– basic	8	47.9p	39.0p
– diluted	8	47.9p	39.0p

Consolidated statement of recognised income and expense
Year ended 31 December 2008

All figures in £ millions	Notes	2008	2007
Net exchange differences on translation of foreign operations	29	1,050	25
Actuarial (losses)/gains on retirement benefit obligations – Group	25	(71)	80
Actuarial losses on retirement benefit obligations – associate	12	(3)	–
Taxation on items charged to equity	7	2	29
Net income recognised directly in equity		978	134
Profit for the year		323	310
Total recognised income and expense for the year		1,301	444
Attributable to:			
Equity holders of the company		1,270	418
Minority interest		31	26

Consolidated balance sheet

At 31 December 2008

All figures in £ millions	Notes	2008	2007
Assets			
Non-current assets			
Property, plant and equipment	10	423	355
Intangible assets	11	5,353	3,814
Investments in joint ventures and associates	12	23	20
Deferred income tax assets	13	372	328
Financial assets – Derivative financial instruments	16	181	23
Retirement benefit assets	25	49	62
Other financial assets	15	63	52
Other receivables	22	152	129
		6,616	4,783
Current assets			
Intangible assets – Pre-publication	20	695	450
Inventories	21	501	368
Trade and other receivables	22	1,342	946
Financial assets – Derivative financial instruments	16	3	28
Financial assets – Marketable securities	14	54	40
Cash and cash equivalents (excluding overdrafts)	17	685	560
		3,280	2,392
Non-current assets classified as held for sale	31	–	117
		3,280	2,509
Total assets		9,896	7,292
Liabilities			
Non-current liabilities			
Financial liabilities – Borrowings	18	(2,019)	(1,049)
Financial liabilities – Derivative financial instruments	16	(15)	(16)
Deferred income tax liabilities	13	(447)	(287)
Retirement benefit obligations	25	(167)	(95)
Provisions for other liabilities and charges	23	(33)	(44)
Other liabilities	24	(221)	(190)
		(2,902)	(1,681)
Current liabilities			
Trade and other liabilities	24	(1,429)	(1,050)
Financial liabilities – Borrowings	18	(344)	(559)
Financial liabilities – Derivative financial instruments	16	(5)	–
Current income tax liabilities		(136)	(96)
Provisions for other liabilities and charges	23	(56)	(23)
		(1,970)	(1,728)
Liabilities directly associated with non-current assets classified as held for sale	31	–	(9)
Total liabilities		(4,872)	(3,418)
Net assets		5,024	3,874

Consolidated balance sheet continued

All figures in £ millions	Notes	2008	2007
Equity			
Share capital	27	202	202
Share premium	27	2,505	2,499
Treasury shares	28	(222)	(216)
Other reserves	29	586	(514)
Retained earnings	29	1,679	1,724
Total equity attributable to equity holders of the company		4,750	3,695
Minority interest		274	179
Total equity		5,024	3,874

These financial statements have been approved for issue by the board of directors on 6 March 2009 and signed on its behalf by

Robin Freestone Chief financial officer

Consolidated cash flow statement
Year ended 31 December 2008

All figures in £ millions	Notes	2008	2007
Cash flows from operating activities			
Net cash generated from operations	33	894	659
Interest paid		(87)	(109)
Tax paid		(89)	(87)
Net cash generated from operating activities		718	463
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired	30	(395)	(472)
Acquisition of joint ventures and associates		(5)	(4)
Purchase of investments		(1)	–
Purchase of property, plant and equipment (PPE)		(75)	(86)
Proceeds from sale of investments		5	–
Proceeds from sale of PPE	33	2	14
Purchase of intangible assets		(45)	(33)
Disposal of subsidiaries, net of cash disposed	32	111	469
Interest received		11	19
Dividends received from joint ventures and associates		23	32
Net cash used in investing activities		(369)	(61)
Cash flows from financing activities			
Proceeds from issue of ordinary shares	27	6	12
Purchase of treasury shares		(47)	(72)
Proceeds from borrowings		455	272
Liquid resources acquired		–	(15)
Repayment of borrowings		(275)	(391)
Finance lease principal payments		(3)	(2)
Dividends paid to company's shareholders	9	(257)	(238)
Dividends paid to minority interest		(28)	(10)
Net cash used in financing activities		(149)	(444)
Effects of exchange rate changes on cash and cash equivalents		(103)	3
Net increase/(decrease) in cash and cash equivalents		97	(39)
Cash and cash equivalents at beginning of year		492	531
Cash and cash equivalents at end of year	17	589	492

Independent auditors' report to the members of Pearson plc

We have audited the Group and company financial statements (together the 'financial statements') of Pearson plc for the year ended 31 December 2008. The Group financial statements comprise the consolidated income statement, the consolidated balance sheet, the consolidated statement of recognised income and expense, the consolidated cash flow statement and the related notes to the consolidated financial statements. The company financial statements comprise the company statement of recognised income and expense, the company balance sheet, the company cash flow statement and the related notes to the company financial statements. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the report on directors' remuneration that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and accounts in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements and the part of the report on directors' remuneration to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the report on directors' remuneration to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the directors' report (comprising the sections Strategy, Performance, Impact on society and Governance) is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the Combined Code (2006) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and accounts and consider whether it is consistent with the audited financial statements. The other information comprises the introduction, the directors' report (excluding the audited part of the report on directors' remuneration) and the unaudited parts of the financial statements section. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the report on directors' remuneration to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the report on directors' remuneration to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the report on directors' remuneration to be audited.

Independent auditors' report to the members of Pearson plc continued

Opinion

In our opinion:

- The Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2008 and of its profit and cash flows for the year then ended;
- The company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the company's affairs as at 31 December 2008 and of its cash flows for the year then ended;
- The financial statements and the part of the report on directors' remuneration to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation; and
- The information given in the directors' report is consistent with the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors, London
6 March 2009

Notes to the consolidated financial statements

General information

Pearson plc (the company) and its subsidiaries (together the Group) are international media businesses covering education, business information and consumer publishing.

The company is a limited liability company incorporated and domiciled in England. The address of its registered office is 80 Strand, London WC2R 0RL.

The company has its primary listing on the London Stock Exchange but is also listed on the New York Stock Exchange.

These consolidated financial statements were approved for issue by the board of directors on 6 March 2009.

1. Accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a. Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU) and with those parts of the Companies Act 1985 and/or the Companies Act 2006 (as applicable) applicable to companies reporting under IFRS. These consolidated financial statements are also prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). In respect of the accounting standards applicable to the Group there is no difference between EU-adopted and IASB-adopted IFRS. The Group transitioned from UK GAAP to IFRS on 1 January 2003.

These consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value.

1. Interpretations and amendments to published standards effective in 2008

The Group adopted IFRIC 14 'IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction', effective for annual reporting periods beginning on or after 1 January 2008, in the prior accounting period. IFRIC 14 resulted in no change to the full recognition of the pension asset as disclosed in note 25.

The Group has adopted Reclassification Amendments to IAS 39 'Financial Instruments: Recognition and Measurement' and IFRS 7 'Financial Instruments: Disclosures,' issued in October 2008 but effective from 1 July 2008. The amendments allow additional reclassifications of certain classifications of financial instruments in rare circumstances, and management determined this was not relevant to the Group.

IFRIC 11 'Group and Treasury Share Transactions' is effective for annual reporting periods beginning on or after 1 March 2007. This addresses how to apply IFRS 2 'Share-based Payment' to arrangements involving an entity's own equity instruments, or equity instruments of another entity in the same group, in the stand alone accounts of the parent and group companies. Management have assessed that this interpretation has no impact on the Group's financial statements.

IFRIC 12 'Service Concession Arrangements' is effective for annual reporting periods beginning on or after 1 January 2008. This addresses the accounting by private sector entities that, by contract with a government, participate in developing, financing, operating and maintaining infrastructure assets relating to public services traditionally provided by governments. As none of the Group entities participate in these activities, IFRIC 12 is not relevant to the Group.

Notes to the consolidated financial statements continued

1. Accounting policies continued

a. Basis of preparation continued

2. Standards, interpretations and amendments to published standards that are not yet effective –
The Group has decided to early adopt IFRS 8 'Operating Segments' which is effective for annual reporting periods beginning on or after 1 January 2009. The new standard requires a management approach to reporting segmental information. After changes in the organisational structure within the Education business, six revised reporting segments were identified under IFRS 8 as detailed in note 2. The impact of the standard has been to revise the disclosure for the reported segments. Comparatives for 2007 have been restated.

The Group has not early adopted the following new pronouncements that are not yet effective:

Amendments to IFRS 2 'Share-based Payment' (effective for annual reporting periods beginning on or after 1 January 2009). The amendment clarifies that only service and performance conditions are vesting conditions, and that all cancellations whether Group or counterparty, should be accounted for the same way.

IAS 1 (Revised) 'Presentation of Financial Statements' (effective for annual reporting periods beginning on or after 1 January 2009). The amendments provide a number of presentational changes to the financial statements including prohibiting the presentation of items of income and expense in the statement of changes in equity and requiring them to be shown in a performance statement, the option to present the performance statement as a single statement of comprehensive income and the requirement to include a balance sheet as at the beginning of the earliest comparative period when an entity applies a retrospective change in accounting policy or makes a retrospective restatement.

IFRS 3 (Revised) 'Business Combinations' and amendments to IAS 27 'Consolidated and Separate Financial Statements', (effective for annual reporting periods beginning on or after 1 July 2009). The amendments affect the accounting for business combinations including the requirement to remeasure the fair value of previously held interests in step acquisitions with any gain or loss arising being recognised in the income statement, the requirement to expense acquisition costs and to recognise adjustments to contingent consideration in the income statement.

Amendments to IAS 39 'Financial Instruments: Recognition and Measurement' (effective for annual reporting periods beginning on or after 1 July 2009). The amendments clarify that inflation may only be hedged where changes in inflation are a specified portion of cash flows of a financial instrument, and also clarify hedging with options.

'Improvements to Financial Reporting Standards 2008' (mostly effective for annual reporting periods beginning on or after 1 January 2009). This is the first standard published under the IASB's annual improvements process which is designed to deal with non-urgent minor amendments to standards. Thirty five amendments were issued, 24 resulting in changes in presentation, recognition or measurement, and 11 are expected to have no or minimal effect on accounting.

IFRIC 16 'Hedges of a Net Investment in Foreign Operations' (effective for annual reporting periods beginning on or after 1 October 2008). IFRIC 16 provides guidance on net investment hedging including which foreign currency risks within the Group qualify for hedging, and where the hedging instruments can be held within the Group.

Management is currently assessing the impact of these new standards and interpretations on the Group's financial statements.

In addition, management has assessed the relevance of the following amendments and interpretations with respect to the Group's operations:

Amendments to IAS 23 'Borrowing Costs' (effective for annual reporting periods beginning on or after 1 January 2009). The amendment requires capitalisation of borrowing costs that relate to qualifying assets (ones that take a substantial amount of time to get ready for use or sale, with the exception of assets measured at fair value or inventories manufactured in large quantities or on a repetitive basis). Management assessed the relevance of this amendment with respect to Group operations and concluded that it is not currently applicable to the Group as there are no material qualifying assets.

1. Accounting policies continued

a. Basis of preparation continued

Amendments to IAS 32 'Financial Instruments: Presentation' and IAS 1 'Presentation of Financial Statements' – Puttable Financial Instruments and Obligations arising on liquidation (effective for annual reporting periods beginning on or after 1 January 2009). The amendment requires puttable financial instruments, or instruments that impose on the entity an obligation to another party in respect of a share of net assets only on liquidation, to be classified as equity. Management assessed the relevance of this amendment with respect to the Group and concluded it is not relevant.

IFRIC 13 'Customer Loyalty Programmes' (effective for annual reporting periods beginning on or after 1 July 2008). IFRIC 13 explains how entities that grant loyalty award credits to customers should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. As no Group entities operate a customer loyalty programme IFRIC 13 is not relevant to the Group.

IFRIC 15 'Agreements for the Construction of Real Estate' (effective for annual reporting periods beginning on or after 1 January 2009). IFRIC 15 addresses the accounting by entities that undertake the construction of real estate, with guidance on determining whether an agreement for the construction of real estate falls within the scope of IAS 11 'Construction Contracts' or IAS 18 'Revenue'. As no Group entities undertake the construction of real estate IFRIC 15 is not relevant to the Group.

IFRIC 17 'Distributions of Non-cash Assets to Owners' (effective for annual reporting periods beginning on or after 1 July 2009). IFRIC 17 provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends, including recognition upon authorisation and measurement at fair value of assets distributed, with any difference between fair value and carrying value of these assets being recognised in the income statement when an entity settles the dividend payable. This does not apply to distributions of non-cash assets under common control. This interpretation will have no impact on the Group financial statements as the Group does not currently distribute non-cash assets.

3. Critical accounting assumptions and judgements – The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are discussed in the relevant accounting policies under the following headings:

Intangible assets:	Goodwill
Intangible assets:	Pre-publication assets
Royalty advances	
Taxation	
Employee benefits:	Pension obligations
Revenue recognition.	

b. Consolidation

1. Business combinations – The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Where the settlement of consideration payable is deferred, or contingent on future events, the fair value of the deferred component is determined by discounting the amount payable or probable to be paid to its present value using an appropriate discount rate.

Identifiable assets and contingent assets acquired and identifiable liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. For material acquisitions, the fair value of the acquired intangible assets is determined by an external, independent valuer. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. See note 1e(1) for the accounting policy on goodwill.

2. Subsidiaries – Subsidiaries are entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de-consolidated from the date that control ceases.

Notes to the consolidated financial statements continued

1. Accounting policies continued

b. Consolidation continued

3. Joint ventures and associates – Joint ventures are entities in which the Group holds an interest on a long-term basis and which are jointly controlled, with one or more other venturers, under a contractual arrangement. Associates are entities over which the Group has significant influence but not the power to control the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in joint ventures and associates are accounted for by the equity method and are initially recognised at cost.

The Group's share of its joint ventures' and associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The Group's share of its joint ventures' and associates' results is recognised as a component of operating profit as these operations form part of the core publishing business of the Group and an integral part of existing wholly owned businesses. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a joint venture or associate equals or exceeds its interest in the joint venture or associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the joint venture or associate.

c. Foreign currency translation

1. Functional and presentation currency – Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in sterling, which is the company's functional and presentation currency.

2. Transactions and balances – Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying net investment hedges.

Translation differences on other non-monetary items such as equities held at fair value are reported as part of the fair value gain or loss through the income statement. Fair value adjustments on non-monetary items such as equities classified as available for sale financial assets, are included in the fair value reserve in equity.

3. Group companies – The results and financial position of all Group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i) assets and liabilities are translated at the closing rate at the date of the balance sheet;

ii) income and expenses are translated at average exchange rates;

iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. The Group treats specific inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

At the date of transition to IFRS the cumulative translation differences in respect of foreign operations have been deemed to be zero.

Any gains and losses on disposals of foreign operations will exclude translation differences that arose prior to the transition date.

The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.85 (2007: $2.00) and the year end rate was $1.44 (2007: $1.99).

1. Accounting policies continued

d. Property, plant and equipment
Property, plant and equipment is stated at historical cost less depreciation. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives as follows:

Buildings (freehold):	20–50 years
Buildings (leasehold):	over the period of the lease
Plant and equipment:	3–10 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The carrying value of an asset is written down to its recoverable amount if the carrying value of the asset is greater than its estimated recoverable amount.

e. Intangible assets
1. Goodwill – Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. An impairment loss is recognised to the extent that the carrying value of goodwill exceeds the recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. These calculations require the use of estimates and significant management judgement. A description of the key assumptions and sensitivities is included in note 11. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

IFRS 3 'Business Combinations' has not been applied retrospectively to business combinations before the date of transition to IFRS. Subject to the transition adjustments to IFRS required by IFRS 1, the accounting for business combinations before the date of transition has been grandfathered.

2. Acquired software – Software separately acquired for internal use is capitalised at cost. Software acquired in material business combinations is capitalised at its fair value as determined by an independent valuer. Acquired software is amortised on a straight-line basis over its estimated useful life of between three and eight years.

3. Internally developed software – Internal and external costs incurred during the preliminary stage of developing computer software for internal use are expensed as incurred. Internal and external costs incurred to develop computer software for internal use during the application development stage are capitalised if the Group expects economic benefits from the development. Capitalisation in the application development stage begins once the Group can reliably measure the expenditure attributable to the software development and has demonstrated its intention to complete and use the software. Internally developed software is amortised on a straight-line basis over its estimated useful life of between three and eight years.

4. Acquired intangible assets – Acquired intangible assets include customer lists and relationships, trademarks and brands, publishing rights, content and technology. These assets are capitalised on acquisition at cost and included in intangible assets. Intangible assets acquired in material business combinations are capitalised at their fair value as determined by an independent valuer. Intangible assets are amortised over their estimated useful lives of between two and 20 years, using a depreciation method that reflects the pattern of their consumption.

5. Pre-publication assets – Pre-publication costs represent direct costs incurred in the development of educational programmes and titles prior to their publication. These costs are recognised as current intangible assets where the title will generate probable future economic benefits and costs can be measured reliably. Pre-publication assets are amortised upon publication of the title over estimated economic lives of five years or less, being an estimate of the expected operating life cycle of the title, with a higher proportion of the amortisation taken in the earlier years. The investment in pre-publication assets has been disclosed as part of cash generated from operations in the cash flow statement (see note 33).

The assessment of the recoverability of pre-publication assets and the determination of the amortisation profile involve a significant degree of judgement based on historical trends and management estimation of future potential sales. An incorrect amortisation profile could result in excess amounts being carried forward as intangible assets that would otherwise have been written off to the income statement in an earlier period.

Notes to the consolidated financial statements continued

1. Accounting policies continued

e. Intangible assets continued

Reviews are performed regularly to estimate recoverability of pre-publication assets. The carrying amount of pre-publication assets is set out in note 20.

f. Other financial assets

Other financial assets, designated as available for sale investments, are non-derivative financial assets measured at estimated fair value. Changes in the fair value are recorded in equity in the fair value reserve. On the subsequent disposal of the asset, the net fair value gains or losses are taken to the income statement.

g. Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first in first out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. Provisions are made for slow moving and obsolete stock.

h. Royalty advances

Advances of royalties to authors are included within trade and other receivables when the advance is paid less any provision required to adjust the advance to its net realisable value. The realisable value of royalty advances relies on a degree of management judgement in determining the profitability of individual author contracts. If the estimated realisable value of author contracts is overstated then this will have an adverse effect on operating profits as these excess amounts will be written off.

The recoverability of royalty advances is based upon an annual detailed management review of the age of the advance, the future sales projections for new authors and prior sales history of repeat authors. The royalty advance is expensed at the contracted or effective royalty rate as the related revenues are earned. Royalty advances which will be consumed within one year are held in current assets. Royalty advances which will be consumed after one year are held in non-current assets.

i. Newspaper development costs

Investment in the development of newspaper titles consists of measures to increase the volume and geographical spread of circulation. The measures include additional and enhanced editorial content, extended distribution and remote printing. These costs are expensed as incurred as they do not meet the criteria under IAS 38 to be capitalised as intangible assets.

j. Cash and cash equivalents

Cash and cash equivalents in the cash flow statement include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are included in borrowings in current liabilities in the balance sheet.

Short-term deposits and marketable securities with maturities of greater than three months do not qualify as cash and cash equivalents. Movements on these financial instruments are classified as cash flows from financing activities in the cash flow statement as these amounts are used to offset the borrowings of the Group.

k. Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the company's equity share capital (Treasury shares) the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable transaction costs and the related income tax effects, is included in equity attributable to the company's equity holders.

l. Borrowings

Borrowings are recognised initially at fair value, which is proceeds received net of transaction costs incurred. Borrowings are subsequently stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value being recognised in the income statement over the period of the borrowings using the effective interest method. Accrued interest is included as part of borrowings. Where a debt instrument is in a fair value hedging relationship, an adjustment is made to its carrying value to reflect the hedged risk. Interest on borrowings is expensed as incurred.

1. Accounting policies continued

m. Derivative financial instruments

Derivatives are recognised at fair value and remeasured at each balance sheet date. The fair value of derivatives is determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models. The Group designates certain of the derivative instruments within its portfolio to be hedges of the fair value of its bonds (fair value hedges) or hedges of net investments in foreign operations (net investment hedges).

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as net investment hedges are recognised in equity. Gains and losses accumulated in equity are included in the income statement when the corresponding foreign operation is disposed of. Gains or losses relating to the ineffective portion are recognised immediately in finance income or finance costs in the income statement.

Certain derivatives do not qualify or are not designated as hedging instruments. Such derivatives are classified at fair value and any movement in their fair value is recognised immediately in finance income or finance costs in the income statement.

n. Taxation

Current tax is recognised on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided in respect of the undistributed earnings of subsidiaries other than where it is intended that those undistributed earnings will not be remitted in the foreseeable future.

Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly to equity, in which case the tax is also recognised in equity.

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the estimates in relation to the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, significant judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income together with any future tax planning strategies.

o. Employee benefits

1. *Pension obligations* – The retirement benefit asset and obligation recognised in the balance sheet represents the net of the present value of the defined benefit obligation and the fair value of plan assets at the balance sheet date. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash flows using yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability.

The determination of the pension cost and defined benefit obligation of the Group's defined benefit pension schemes depends on the selection of certain assumptions, which include the discount rate, inflation rate, salary growth, longevity and expected return on scheme assets.

Actuarial gains and losses arising from differences between actual and expected returns on plan assets, experience adjustments on liabilities and changes in actuarial assumptions are recognised immediately in the statement of recognised income and expense.

Notes to the consolidated financial statements continued

1. Accounting policies continued

o. Employee benefits continued

The service cost, representing benefits accruing over the year, is included in the income statement as an operating cost. The unwinding of the discount rate on the scheme liabilities and the expected return on scheme assets are presented as finance costs or finance income.

Obligations for contributions to defined contribution pension plans are recognised as an operating expense in the income statement as incurred.

2. Other post-retirement obligations – The expected costs of post-retirement healthcare and life assurance benefits are accrued over the period of employment, using a similar accounting methodology as for defined benefit pension obligations. The liabilities and costs relating to material other post-retirement obligations are assessed annually by independent qualified actuaries.

3. Share-based payments –The fair value of options or shares granted under the Group's share and option plans is recognised as an employee expense after taking into account the Group's best estimate of the number of awards expected to vest. Fair value is measured at the date of grant and is spread over the vesting period of the option or share. The fair value of the options granted is measured using an option model that is most appropriate to the award. The fair value of shares awarded is measured using the share price at the date of grant unless another method is more appropriate. Any proceeds received are credited to share capital and share premium when the options are exercised. The Group has applied IFRS 2 'Share-based Payment' retrospectively to all options granted but not fully vested at the date of transition to IFRS.

p. Provisions

Provisions are recognised if the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are discounted to present value where the effect is material.

The Group recognises a provision for deferred consideration when the payment of the deferred consideration is probable.

The Group recognises a provision for onerous lease contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

The provision is based on the present value of future payments for surplus leased properties under non-cancellable operating leases, net of estimated sub-leasing revenue.

q. Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services net of value-added tax and other sales taxes, rebates and discounts, and after eliminating sales within the Group.

Revenue from the sale of books is recognised when title passes. A provision for anticipated returns is made based primarily on historical return rates. If these estimates do not reflect actual returns in future periods then revenues could be understated or overstated for a particular period.

Circulation and advertising revenue is recognised when the newspaper or other publication is published. Subscription revenue is recognised on a straight-line basis over the life of the subscription.

Where a contractual arrangement consists of two or more separate elements that can be provided to customers either on a stand-alone basis or as an optional extra, such as the provision of supplementary materials with textbooks, revenue is recognised for each element as if it were an individual contractual arrangement.

Revenue from multi-year contractual arrangements, such as contracts to process qualifying tests for individual professions and government departments, is recognised as performance occurs. The assumptions, risks, and uncertainties inherent in long-term contract accounting can affect the amounts and timing of revenue and related expenses reported. Certain of these arrangements, either as a result of a single service spanning more than one reporting period or where the contract requires the provision of a number of services that together constitute a single project, are treated as long-term contracts with revenue recognised on a percentage of completion basis. Losses on contracts are recognised in the period in which the loss first becomes foreseeable. Contract losses are determined to be the amount by which estimated total costs of the contract exceed the estimated total revenues that will be generated by the contract.

1. Accounting policies continued

q. Revenue recognition continued
On certain contracts, where the Group acts as agent, only commissions and fees receivable for services rendered are recognised as revenue. Any third-party costs incurred on behalf of the principal that are rechargeable under the contractual arrangement are not included in revenue.

Income from recharges of freight and other activities which are incidental to the normal revenue generating activities is included in other income.

r. Leases
Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in financial liabilities – borrowings. The interest element of the finance cost is charged to the income statement over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases by the lessee. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

s. Dividends
Dividends are recorded in the Group's financial statements in the period in which they are approved by the company's shareholders. Interim dividends are recorded in the period in which they are approved and paid.

t. Non-current assets and liabilities held for sale
Assets and liabilities are classified as held for sale and stated at the lower of carrying amount and fair value less costs to sell if it is intended to recover their carrying amount principally through a sale transaction rather than through continuing use. No depreciation is charged in respect of non-current assets classified as held for sale. Amounts relating to non-current assets and liabilities held for sale are classified as discontinued operations in the income statement where appropriate.

u. Trade receivables
Trade receivables are stated at fair value after provision for bad and doubtful debts and anticipated future sales returns (see also note 1q).

Notes to the consolidated financial statements continued

2. Segment information

Following the adoption of IFRS 8 'Operating Segments' and changes in the organisational structure of the Education business, the Group has revised its reporting segments. The Group is now organised into six segments:

North American Education Educational publishing and testing for the school and higher education market within the USA and Canada;

International Education Educational publishing and testing for the school and higher education market outside of North America;

Professional Business and technology publishing and testing and certification for professional bodies;

FT Publishing Publisher of the *Financial Times*, business magazines and specialist information;

Interactive Data Provider of financial and business information to financial institutions and retail investors;

Penguin Publisher with brand imprints such as Penguin, Putnam, Berkley, Viking, Dorling Kindersley.

For more detail on the services and products included in each business segment refer to the business review.

									2008
All figures in £ millions	Notes	North American Education	International Education	Professional	FT Publishing	Interactive Data	Penguin	Corporate	Group
Continuing operations									
Sales (external)		2,002	866	244	390	406	903	–	4,811
Sales (inter-segment)		–	–	4	–	–	22	–	26
Adjusted operating profit		303	135	36	74	121	93	–	762
Amortisation of acquired intangibles		(45)	(22)	(1)	(7)	(9)	(2)	–	(86)
Operating profit		258	113	35	67	112	91	–	676
Finance costs	6								(136)
Finance income	6								45
Profit before tax									585
Income tax	7								(172)
Profit for the year from continuing operations									413
Segment assets		4,952	1,358	423	482	524	1,211	923	9,873
Joint ventures	12	–	8	–	2	–	3	–	13
Associates	12	–	4	–	6	–	–	–	10
Assets – continuing operations		4,952	1,370	423	490	524	1,214	923	9,896
Assets – discontinued operations		–	–	–	–	–	–	–	–
Total assets		4,952	1,370	423	490	524	1,214	923	9,896
Other segment items									
Share of results of joint ventures and associates	12	–	5	–	19	–	1	–	25
Capital expenditure	10, 11, 20	224	82	22	17	25	51	–	421
Depreciation	10	25	12	8	13	13	9	–	80
Amortisation	11, 20	219	69	12	12	12	36	–	360

2. Segment information continued

All figures in £ millions	Notes	North American Education	International Education	Professional	FT Publishing	Interactive Data	Penguin	Corporate	Group
									2007
Continuing operations									
Sales (external)		1,667	735	226	344	344	846	–	4,162
Sales (inter-segment)		1	–	–	–	–	19	–	20
Adjusted operating profit		273	92	27	56	97	74	–	619
Amortisation of acquired intangibles		(20)	(10)	(1)	(6)	(7)	(1)	–	(45)
Operating profit		253	82	26	50	90	73	–	574
Finance costs	6								(150)
Finance income	6								44
Profit before tax									468
Income tax	7								(131)
Profit for the year from continuing operations									337
Segment assets		3,536	1,013	291	397	330	937	651	7,155
Joint ventures	12	–	5	–	4	–	2	–	11
Associates	12	1	3	–	5	–	–	–	9
Assets – continuing operations		3,537	1,021	291	406	330	939	651	7,175
Assets – discontinued operations		–	–	117	–	–	–	–	117
Total assets		3,537	1,021	408	406	330	939	651	7,292
Other segment items									
Share of results of joint ventures and associates	12	–	6	1	16	–	–	–	23
Capital expenditure	10, 11, 20	136	109	20	28	19	44	–	356
Depreciation	10	26	7	9	9	10	7	–	68
Amortisation	11, 20	159	45	11	9	8	30	–	262

In 2008, sales from the provision of goods were £3,411m (2007: £3,053m) and sales from the provision of services were £1,400m (2007: £1,109m). Sales from the Group's educational publishing, consumer publishing and newspaper business are classified as being from the provision of goods and sales from its assessment and testing, market pricing, corporate training and management service businesses are classified as being from the provision of services.

Notes to the consolidated financial statements continued

2. Segment information continued

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the segment result is equal to the Group operating profit. Inter-segment pricing is determined on an arm's-length basis. Segment assets consist of property, plant and equipment, intangible assets, inventories, receivables, retirement benefit assets and deferred taxation and exclude cash and cash equivalents and derivative assets. Corporate assets comprise cash and cash equivalents, marketable securities and derivative financial instruments. Capital expenditure comprises additions to property, plant and equipment and intangible assets, including pre-publication but excluding goodwill (see notes 10, 11 and 20).

Property, plant and equipment and intangible assets acquired through business combination were £253m (2007: £226m) (see note 30). Capital expenditure, depreciation and amortisation include amounts relating to discontinued operations. Discontinued operations relate to the Data Management business in 2008 and to the Data Management business, Government Solutions, Datamark and Les Echos in 2007 (see note 3).

The Group operates in the following main geographic areas:

	Sales		Non-current assets	
All figures in £ millions	2008	2007	2008	2007
Continuing operations				
UK	754	721	701	724
Other European countries	463	381	224	140
USA	2,861	2,448	4,624	3,146
Canada	167	143	209	183
Asia Pacific	415	351	179	114
Other countries	151	118	14	11
Total continuing	4,811	4,162	5,951	4,318
Discontinued operations				
UK	–	1	–	–
Other European countries	–	82	–	–
USA	8	78	–	117
Canada	–	–	–	–
Other countries	–	6	–	–
Total discontinued	8	167	–	117
Total	4,819	4,329	5,951	4,435

Sales are allocated based on the country in which the customer is located. This does not differ materially from the location where the order is received. Non-current assets are based on the subsidiaries country of domicile. This is not materially different to the location of the assets. Non-current assets comprise property, plant and equipment, intangible assets, investments in joint ventures and associates, other receivables and non-current assets classified as held for sale.

3. Discontinued operations

Discontinued operations relate to the Group's interest in Government Solutions (sold on 15 February 2007), Datamark (sold on 31 July 2007), Les Echos (sold on 24 December 2007) and the Data Management business (sold on 22 February 2008).

The results of the Data Management business (previously included in the Professional segment) have been included in discontinued operations for both 2007 and 2008. In anticipation of the loss on sale, an impairment to held for sale goodwill was charged to the income statement in 2007. The assets and liabilities of the Data Management business were reported as held for sale in the 31 December 2007 balance sheet.

The results of Government Solutions (previously included in the Professional segment) and Les Echos (previously included in the FT Publishing segment) were included in discontinued operations for 2007 and were consolidated up to the date of sale.

Datamark was sold immediately following its acquisition as part of the eCollege transaction and consequently none of the results for this business were consolidated.

An analysis of the results and cash flows of discontinued operations are as follows:

	2008
All figures in £ millions	Data Management
Sales	8
Operating profit	–
Profit before tax	–
Attributable tax expense	–
Profit after tax	–
Loss on disposal of discontinued operations before tax	(53)
Attributable tax expense	(37)
Loss for the year from discontinued operations	(90)
Operating cash flows	–
Investing cash flows	–
Financing cash flows	–
Total cash flows	–

Notes to the consolidated financial statements continued

3. Discontinued operations continued

All figures in £ millions	Data Management	Les Echos	Datamark	Government Solutions	Total
					2007
Sales	56	82	–	29	167
Operating profit	12	1	–	2	15
Goodwill impairment	(97)	–	–	–	(97)
(Loss)/profit before tax	(85)	1	–	2	(82)
Attributable tax expense	(4)	–	–	(1)	(5)
(Loss)/profit after tax	(89)	1	–	1	(87)
Profit/(loss) on disposal of discontinued operations before tax	–	165	–	(19)	146
Attributable tax (expense)/benefit	–	–	7	(93)	(86)
(Loss)/profit for the year from discontinued operations	(89)	166	7	(111)	(27)
Operating cash flows	11	4	–	(8)	7
Investing cash flows	(1)	4	–	–	3
Financing cash flows	(10)	(7)	–	(4)	(21)
Total cash flows	–	1	–	(12)	(11)

4. Operating expenses

All figures in £ millions	2008	2007
By function:		
Cost of goods sold	2,174	1,910
Operating expenses		
Distribution costs	198	202
Administrative and other expenses	1,890	1,600
Other income	(102)	(101)
Total operating expenses	1,986	1,701
Total	4,160	3,611

4. Operating expenses continued

All figures in £ millions	Notes	2008	2007
By nature:			
Utilisation of inventory	21	832	732
Depreciation of property, plant and equipment	10	80	65
Amortisation of intangible assets – Pre-publication	20	244	192
Amortisation of intangible assets – Other	11	116	70
Employee benefit expense	5	1,553	1,288
Operating lease rentals		134	129
Other property costs		116	122
Royalties expensed		415	365
Advertising, promotion and marketing		244	195
Information technology costs		76	70
Other costs		452	484
Other income		(102)	(101)
Total		4,160	3,611

During the year the Group obtained the following services from the Group's auditor:

All figures in £ millions	2008	2007
Fees payable to the company's auditor for the audit of parent company and consolidated financial statements	3	3
The audit of the company's subsidiaries pursuant to legislation	2	1
Tax services	2	2
Other services	1	1
Total	8	7

Reconciliation between audit and non-audit service fees is shown below:

All figures in £ millions	2008	2007
Group audit fees including fees for attestation under section 404 of the Sarbanes-Oxley Act	5	4
Non-audit fees	3	3
Total audit fees	8	7

Fees for attestation under section 404 of the Sarbanes-Oxley Act are allocated between fees payable for the audits of consolidated and subsidiary accounts.

Tax services include services related to tax planning and various other tax advisory matters.

Other services include due diligence on acquisitions and services related to the disposal of the Data Management business.

Notes to the consolidated financial statements continued

5. Employee information

All figures in £ millions	Notes	2008	2007
Employee benefit expense			
Wages and salaries (including termination benefits and restructuring costs)		1,317	1,087
Social security costs		119	100
Share-based payment costs	26	33	30
Pension costs – defined contribution plans	25	41	39
Pension costs – defined benefit plans	25	37	31
Other post-retirement benefits	25	6	1
		1,553	1,288

The details of the emoluments of the directors of Pearson plc are shown in the report on directors' remuneration.

Average number employed	2008	2007
Employee numbers		
North American Education	15,412	14,327
International Education	5,718	5,291
Professional	2,641	2,540
FT Publishing	2,379	2,083
Interactive Data	2,413	2,300
Penguin	4,112	4,163
Other	909	918
Continuing operations	33,584	31,622
Discontinued operations	96	1,070
	33,680	32,692

6. Net finance costs

All figures in £ millions	Notes	2008	2007
Interest payable		(106)	(114)
Net foreign exchange losses		(11)	(25)
Other losses on financial instruments in a hedging relationship:			
– fair value hedges		(7)	(1)
– net investment hedges		–	(1)
Other losses on financial instruments not in a hedging relationship:			
– derivatives		(12)	(9)
Finance costs		(136)	(150)
Interest receivable		17	19
Finance income in respect of employee benefits	25	8	10
Net foreign exchange gains		–	8
Other gains on financial instruments in a hedging relationship:			
– fair value hedges		2	–
– net investment hedges		1	–
Other gains on financial instruments not in a hedging relationship:			
– amortisation of transitional adjustment on bonds		1	1
– derivatives		16	6
Finance income		45	44
Net finance costs		(91)	(106)
Analysed as:			
Net interest payable		(89)	(95)
Net foreign exchange losses reflected in adjusted earnings		(7)	–
Finance income in respect of employee benefits	25	8	10
Net finance costs reflected in adjusted earnings		(88)	(85)
Other net finance costs		(3)	(21)
Total net finance costs		(91)	(106)

The £5m (2007: £1m) net loss on fair value hedges comprises a £156m (2007: £20m) loss on the underlying bonds offset by a £151m (2007: £19m) gain on the related derivative financial instruments.

7. Income tax

All figures in £ millions	Notes	2008	2007
Current tax			
Charge in respect of current year		(89)	(71)
Other adjustments in respect of prior years		10	27
Total current tax charge		(79)	(44)
Deferred tax			
In respect of timing differences		(97)	(96)
Other adjustments in respect of prior years		4	9
Total deferred tax charge	13	(93)	(87)
Total tax charge		(172)	(131)

Notes to the consolidated financial statements continued

7. Income tax continued

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the UK tax rate as follows:

All figures in £ millions	2008	2007
Profit before tax	585	468
Tax calculated at UK rate (2008: 28.5%, 2007: 30%)	(167)	(141)
Effect of overseas tax rates	(29)	(25)
Joint venture and associate income reported net of tax	7	7
Net expense not deductible for tax purposes	(1)	(9)
Utilisation of previously unrecognised tax losses	4	3
Unutilised tax losses	–	(2)
Prior year adjustments	14	36
Total tax charge	(172)	(131)
UK	(53)	(42)
Overseas	(119)	(89)
Total tax charge	(172)	(131)
Tax rate reflected in earnings	29.4%	28.0%

The tax rate reflected in adjusted earnings is calculated as follows:

All figures in £ millions	2008	2007
Profit before tax	585	468
Add back: amortisation of acquired intangibles	86	45
Add back: other net finance costs	3	21
Adjusted profit before tax – continuing operations	674	534
Adjusted profit before tax – discontinued operations	–	15
Total adjusted profit before tax	674	549
Total tax charge	(172)	(131)
Add back: tax benefit on other net gains and losses	(7)	(9)
Add back: tax benefit on amortisation of acquired intangibles	(31)	(19)
Add back: tax benefit on other finance income	(1)	(6)
Tax amortisation benefit on goodwill and intangibles	33	25
Adjusted income tax charge – continuing operations	(178)	(140)
Adjusted income tax charge – discontinued operations	–	(5)
Total adjusted income tax charge	(178)	(145)
Tax rate reflected in adjusted earnings	26.4%	26.4%

The tax benefit on items charged to equity is as follows:

All figures in £ millions	2008	2007
Share-based payments	(7)	7
Pension contributions and actuarial gains and losses	10	28
Net investment hedges and other foreign exchange gains and losses	(1)	(6)
	2	29

8. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the company and held as treasury shares.

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

All figures in £ millions	Notes	2008	2007
Profit for the year from continuing operations		413	337
Minority interest		(31)	(26)
Earnings from continuing operations		382	311
Loss for the year from discontinued operations	3	(90)	(27)
Earnings		292	284
Weighted average number of shares (millions)		797.0	796.8
Effect of dilutive share options (millions)		0.5	1.3
Weighted average number of shares (millions) for diluted earnings		797.5	798.1
Earnings per share from continuing and discontinued operations			
Basic		36.6p	35.6p
Diluted		36.6p	35.6p
Earnings per share from continuing operations			
Basic		47.9p	39.0p
Diluted		47.9p	39.0p
Earnings per share from discontinued operations			
Basic		(11.3p)	(3.4p)

Adjusted

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented. The company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

The following items are excluded in the calculation of adjusted earnings:

Other net gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets that are included within continuing or discontinued operations but which distort the performance of the Group.

Amortisation of acquired intangibles is the amortisation of intangible assets acquired through business combinations. The amortisation charge is not considered to be fully reflective of the underlying performance of the Group.

Notes to the consolidated financial statements continued

8. Earnings per share continued

Other net finance income/costs are foreign exchange and other gains and losses that represent short-term fluctuations in market value and foreign exchange movements on transactions and balances that are no longer in a hedge relationship. These gains and losses are subject to significant volatility and may not be realised in due course as it is normally the intention to hold these instruments to maturity. Other net finance costs of Group companies are included in finance costs or finance income as appropriate. Other net finance costs of joint ventures and associates are included within the share of results of joint ventures and associates within operating profit.

Tax on the above items is excluded from adjusted earnings. The Group also adds the benefit of tax amortisation of goodwill and intangibles as this benefit more accurately aligns the adjusted tax charge with the expected medium-term rate of cash tax payments.

Minority interest for the above items is excluded from adjusted earnings.

The following tables reconcile statutory earnings to adjusted earnings.

							2008
All figures in £ millions	Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Amortisation of acquired intangibles	Other net finance income/ costs	Tax amortisation benefit	Adjusted income statement
Operating profit	676	–	–	86	–	–	762
Net finance costs	(91)	–	–	–	3	–	(88)
Profit before tax	585	–	–	86	3	–	674
Income tax	(172)	–	(7)	(31)	(1)	33	(178)
Profit for the year from continuing operations	413	–	(7)	55	2	33	496
Profit for the year from discontinued operations	(90)	–	90	–	–	–	–
Profit for the year	323	–	83	55	2	33	496
Minority interest	(31)	–	–	(3)	–	(2)	(36)
Earnings	292	–	83	52	2	31	460
Weighted average number of shares (millions)							797.0
Adjusted earnings per share							57.7p

8. Earnings per share continued

All figures in £ millions	Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Amortisation of acquired intangibles	Other net finance income/ costs	Tax amortisation benefit	Adjusted income statement
							2007
Operating profit	574	15	–	45	–	–	634
Net finance costs	(106)	–	–	–	21	–	(85)
Profit before tax	468	15	–	45	21	–	549
Income tax	(131)	(5)	(9)	(19)	(6)	25	(145)
Profit for the year from continuing operations	337	10	(9)	26	15	25	404
Profit for the year from discontinued operations	(27)	(10)	37	–	–	–	–
Profit for the year	310	–	28	26	15	25	404
Minority interest	(26)	–	–	(4)	–	(2)	(32)
Earnings	284	–	28	22	15	23	372
Weighted average number of shares (millions)							796.8
Adjusted earnings per share							46.7p

9. Dividends

All figures in £ millions	2008	2007
Final paid in respect of prior year 20.5p (2007: 18.8p)	163	150
Interim paid in respect of current year 11.8p (2007: 11.1p)	94	88
	257	238

The directors are proposing a final dividend in respect of the financial year ended 31 December 2008 of 22p per share which will absorb an estimated £176m of shareholders' funds. It will be paid on 8 May 2009 to shareholders who are on the register of members on 14 April 2009. These financial statements do not reflect this dividend.

Notes to the consolidated financial statements continued

10. Property, plant and equipment

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Cost				
At 1 January 2007	313	631	11	955
Exchange differences	(2)	–	–	(2)
Additions	20	62	11	93
Disposals	(24)	(65)	–	(89)
Acquisition through business combination	–	27	–	27
Disposal through business disposal	(1)	(25)	–	(26)
Reclassifications	–	6	(6)	–
Transfer to non-current assets held for sale	(8)	(14)	–	(22)
At 31 December 2007	298	622	16	936
Exchange differences	54	138	6	198
Additions	6	67	6	79
Disposals	(7)	(38)	–	(45)
Acquisition through business combination	2	29	2	33
Reclassifications	2	21	(23)	–
At 31 December 2008	355	839	7	1,201

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Depreciation				
At 1 January 2007	(128)	(479)	–	(607)
Exchange differences	–	1	–	1
Charge for the year	(14)	(54)	–	(68)
Disposals	11	63	–	74
Acquisition through business combination	–	(16)	–	(16)
Disposal through business disposal	–	20	–	20
Transfer to non-current assets held for sale	5	10	–	15
At 31 December 2007	(126)	(455)	–	(581)
Exchange differences	(30)	(102)	–	(132)
Charge for the year	(19)	(61)	–	(80)
Disposals	6	36	–	42
Acquisition through business combination	(1)	(26)	–	(27)
At 31 December 2008	(170)	(608)	–	(778)
Carrying amounts				
At 1 January 2007	185	152	11	348
At 31 December 2007	172	167	16	355
At 31 December 2008	185	231	7	423

10. Property, plant and equipment continued

Depreciation expense of £12m (2007: £13m) has been included in the income statement in cost of goods sold, £6m (2007: £5m) in distribution expenses and £61m (2007: £50m) in administrative and other expenses. There was no depreciation expense relating to discontinued operations in 2008 (2007: £3m).

The Group leases certain equipment under a number of finance lease agreements. The net carrying amount of leased plant and equipment included within property, plant and equipment was £7m (2007: £6m).

11. Intangible assets

All figures in £ millions	Goodwill	Software	Acquired customer lists & relationships	Acquired trademarks & brands	Acquired publishing rights	Other intangibles acquired	Total
Cost							
At 1 January 2007	3,271	201	113	26	96	53	3,760
Exchange differences	(4)	(2)	–	1	3	–	(2)
Additions – internal development	–	20	–	–	–	–	20
Additions – purchased	–	13	–	–	–	–	13
Disposals	(34)	(19)	(2)	–	(3)	2	(56)
Acquisition through business combination	304	4	76	35	40	44	503
Transfer to non-current assets held for sale	(194)	–	–	–	–	–	(194)
At 31 December 2007	3,343	217	187	62	136	99	4,044
Exchange differences	1,082	71	77	24	31	62	1,347
Additions – internal development	–	29	–	–	–	–	29
Additions – purchased	–	16	–	–	–	–	16
Disposals	(8)	(27)	–	–	–	–	(35)
Acquisition through business combination	153	17	77	42	–	97	386
Disposal through business disposal	–	(1)	–	–	(2)	–	(3)
Transfer to Pre-publication	–	(12)	–	–	–	–	(12)
At 31 December 2008	4,570	310	341	128	165	258	5,772

Notes to the consolidated financial statements continued

11. Intangible assets continued

All figures in £ millions	Goodwill	Software	Acquired customer lists & relationships	Acquired trademarks & brands	Acquired publishing rights	Other intangibles acquired	Total
Amortisation							
At 1 January 2007	–	(135)	(15)	(1)	(15)	(13)	(179)
Exchange differences	–	1	–	–	–	1	2
Charge for the year	–	(25)	(13)	(3)	(17)	(12)	(70)
Disposals	–	19	–	–	–	–	19
Acquisition through business combination	–	(2)	–	–	–	–	(2)
Transfer to non-current assets held for sale	–	–	–	–	–	–	–
At 31 December 2007	–	(142)	(28)	(4)	(32)	(24)	(230)
Exchange differences	–	(50)	(15)	(3)	(13)	(12)	(93)
Charge for the year	–	(30)	(24)	(10)	(25)	(27)	(116)
Disposals	–	27	–	–	–	–	27
Acquisition through business combination	–	(13)	–	–	–	–	(13)
Disposal through business disposal	–	1	–	–	1	–	2
Transfer to Pre-publication	–	4	–	–	–	–	4
At 31 December 2008	–	(203)	(67)	(17)	(69)	(63)	(419)
Carrying amounts							
At 1 January 2007	3,271	66	98	25	81	40	3,581
At 31 December 2007	3,343	75	159	58	104	75	3,814
At 31 December 2008	4,570	107	274	111	96	195	5,353

Goodwill

The goodwill carrying value of £4,570m relates to acquisitions completed after 1 January 1998. Prior to 1 January 1998 all goodwill was written off to reserves on the date of acquisition. £3,309m of the carrying value relates to acquisitions completed between 1 January 1998 and 31 December 2002 and £1,261m relates to acquisitions completed after 1 January 2003 (the date of transition to IFRS).

For acquisitions completed between 1 January 1998 and 31 December 2002 no value was ascribed to intangibles other than goodwill and the goodwill on each acquisition was amortised over a period of up to 20 years. On adoption of IFRS on 1 January 2003, the Group chose not to restate the goodwill balance and at that date the balance was frozen (i.e. amortisation ceased). If goodwill had been restated then a significant value would have been ascribed to other intangible assets, which would be subject to amortisation, and the carrying value of goodwill would be significantly lower.

For acquisitions completed after 1 January 2003 value has been ascribed to other intangible assets, which are amortised, with only the remaining difference between the purchase price and the fair value of net assets acquired being allocated to goodwill.

Other intangible assets

Other intangibles acquired include content, technology and software rights. Amortisation of £5m (2007: £3m) is included in the income statement in cost of goods sold and £111m (2007: £67m) in administrative and other expenses.

11. Intangible assets continued

Impairment tests for cash-generating units containing goodwill

Impairment tests have been carried out where appropriate as described below. The recoverable amount for each unit tested exceeds its carrying value.

Goodwill is allocated to 14 cash-generating units (CGUs) within the business segments as follows:

All figures in £ millions	Notes	2008	2007
US School Curriculum		937	677
US School Assessment and Information		722	414
US Higher Education		1,164	839
Canada		173	155
International Education Publishing		315	270
International Education Assessment and Testing		241	194
Professional Publishing		15	10
Professional Assessment and Testing		254	181
Pearson Education total		3,821	2,740
Financial Times		46	12
Mergermarket		130	126
Interactive Data		208	147
FT Group total		384	285
Penguin US		216	155
Penguin UK		95	111
Pearson Australia		54	52
Penguin total		365	318
Total goodwill – continuing operations		4,570	3,343
Goodwill held for sale	31	–	96
Total goodwill		4,570	3,439

During 2008, after the change in organisational structure the CGUs were reorganised and goodwill reallocated to the units affected. The recoverable amount of each CGU is based on value in use calculations. Goodwill is tested for impairment annually. Other than goodwill there are no intangible assets with indefinite lives. The goodwill is generally denominated in the currency of the relevant cash flows and therefore the impairment review is not materially sensitive to exchange rate fluctuations.

Key assumptions

The value in use calculations use cash flow projections based on financial budgets approved by management covering a five-year period. The key assumptions used by management in the value in use calculations were:

Discount rate – The discount rate is based on the risk-free rate for government bonds, adjusted for a risk premium to reflect the increased risk in investing in equities. The risk premium adjustment is assessed for each specific CGU. The average pre-tax discount rates used are in the range of 10.2% to 11.7% for the Pearson Education businesses (2007: 10.5% to 12.0%), 10.8% to 20.5% for the FT Group businesses (2007: 10.4% to 17.2%) and 8.8% to 10.4% for the Penguin businesses (2007: 8.9% to 11.7%).

Perpetuity growth rates – The cash flows subsequent to the approved budget period are based upon the long-term historic growth rates of the underlying territories in which the CGU operates and reflect the long-term growth prospects of the sectors in which the CGU operates. A perpetuity growth rate of 2.0% was used for all CGUs in 2008 (a range from 2.5% to 3.5% in 2007). The perpetuity growth rates are consistent with appropriate external sources for the relevant markets.

Notes to the consolidated financial statements continued

11. Intangible assets continued

Cash flow growth rates – The cash flow growth rates are derived from management's latest estimates of forecast sales taking into consideration past experience of operating margins achieved in the CGU. Historically, such forecasts have been reasonably accurate.

Sensitivities

The Group's impairment review is sensitive to a change in the key assumptions used, most notably the discount rates, the perpetuity growth rates and expected future cash flows. Based on the Group's sensitivity analysis, a reasonably possible change in the discount rate or perpetuity growth rate could cause an impairment in either the US School Curriculum or Penguin UK CGUs.

The fair value of US School Curriculum is 8% or approximately £77m above its carrying value, but an increase of 0.5 percentage points in the discount rate or a reduction of 0.6 percentage points in the perpetuity growth rate would cause the value in use to fall below the carrying value.

The fair value of Penguin UK is 24% or approximately £44m above its carrying value, but an increase of 1.4 percentage points in the discount rate or a reduction of 1.7 percentage points in the perpetuity growth rate would cause the value in use to fall below the carrying value.

12. Investments in joint ventures and associates

Joint ventures

All figures in £ millions	2008	2007
At beginning of year	11	12
Exchange differences	(4)	–
Share of profit after tax	6	4
Dividends	(5)	(8)
Additions and further investment	5	3
At end of year	13	11

Investments in joint ventures are accounted for using the equity method of accounting and are initially recognised at cost.

The aggregate of the Group's share in its joint ventures, none of which are individually significant, are as follows:

All figures in £ millions	2008	2007
Assets		
Non-current assets	6	3
Current assets	21	23
Liabilities		
Current liabilities	(14)	(15)
Net assets	13	11
Income	36	61
Expenses	(30)	(57)
Profit after income tax	6	4

12. Investments in joint ventures and associates continued

Associates

All figures in £ millions	2008	2007
At beginning of year	9	8
Exchange differences	(5)	(1)
Share of profit after tax	19	19
Dividends	(16)	(24)
Additions	–	1
Distribution from associate in excess of carrying value	6	6
Actuarial losses on retirement benefit obligations	(3)	–
At end of year	10	9

Investments in associates are accounted for using the equity method of accounting. There is no acquisition goodwill relating to the Group's investments in associates.

The Group's interests in its principal associates, all of which are unlisted, are as follows:

2008 All figures in £ millions	Country of incorporation	% interest held	Assets	Liabilities	Revenues	Profit
The Economist Newspaper Ltd	England	50	86	(86)	149	16
Other			35	(25)	42	3
Total			121	(111)	191	19

2007 All figures in £ millions	Country of incorporation	% interest held	Assets	Liabilities	Revenues	Profit
The Economist Newspaper Ltd	England	50	63	(63)	131	15
Other			30	(21)	56	4
Total			93	(84)	187	19

The interest held in associates is equivalent to voting rights.

Notes to the consolidated financial statements continued

13. Deferred income tax

All figures in £ millions	2008	2007
Deferred income tax assets		
Deferred income tax assets to be recovered after more than 12 months	341	262
Deferred income tax assets to be recovered within 12 months	31	66
	372	328
Deferred income tax liabilities		
Deferred income tax liabilities to be settled after more than 12 months	(447)	(287)
Deferred income tax liabilities to be settled within 12 months	–	–
	(447)	(287)
Net deferred income tax	(75)	41

Deferred income tax assets to be recovered within 12 months relate to the utilisation of losses in the US.

Deferred income tax assets and liabilities may be offset when there is a legally enforceable right to offset current tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The Group has unrecognised deferred income tax assets at 31 December 2008 in respect of UK losses of £28m (2007: £34m). None of these unrecognised deferred income tax assets have expiry dates associated with them.

The recognition of the deferred income tax assets is supported by management's forecasts of the future profitability of the relevant business units.

The movement on the net deferred income tax account is as follows:

All figures in £ millions	Notes	2008	2007
At beginning of year		41	172
Exchange differences		(12)	(4)
Income statement charge	7	(93)	(87)
Acquisition through business combination	30	(4)	(45)
Disposal through business disposal	32	–	2
Tax (charge)/benefit to equity		(7)	3
At end of year		(75)	41

13. Deferred income tax continued

The movement in deferred income tax assets and liabilities during the year is as follows:

All figures in £ millions	Capital losses	Trading losses	Goodwill and intangibles	Returns provisions	Other	Total
Deferred income tax assets						
At 1 January 2007	76	129	25	66	121	417
Exchange differences	–	(5)	–	(1)	(2)	(8)
Acquisition through business combination	–	10	–	–	1	11
Income statement (charge)/benefit	(76)	(47)	(5)	14	19	(95)
Tax benefit to equity	–	–	–	–	3	3
At 31 December 2007	–	87	20	79	142	328
Exchange differences	–	19	6	28	40	93
Acquisition through business combination	–	2	–	–	–	2
Income statement charge	–	(35)	(6)	(1)	(3)	(45)
Tax charge to equity	–	–	–	–	(6)	(6)
At 31 December 2008	–	73	20	106	173	372

Other deferred income tax assets include temporary differences on share-based payments, inventory, retirement benefit obligations and other provisions.

All figures in £ millions	Goodwill and intangibles	Other	Total
Deferred income tax liabilities			
At 1 January 2007	(149)	(96)	(245)
Exchange differences	3	1	4
Acquisition through business combination	(56)	–	(56)
Disposal through business disposal	–	2	2
Income statement (charge)/benefit	(12)	20	8
Tax benefit to equity	–	–	–
At 31 December 2007	(214)	(73)	(287)
Exchange differences	(73)	(32)	(105)
Acquisition through business combination	(5)	(1)	(6)
Income statement charge	(26)	(22)	(48)
Tax charge to equity	–	(1)	(1)
At 31 December 2008	(318)	(129)	(447)

Other deferred income tax liabilities include temporary differences in respect of depreciation and royalty advances.

Notes to the consolidated financial statements continued

14. Classification of financial instruments

The accounting classification of each class of the Group's financial assets and financial liabilities, together with their fair values, is as follows:

								2008
				Fair value		Amortised cost		
All figures in £ millions	Notes	Available for sale	Derivatives deemed held for trading	Derivatives in hedging relationships	Loans and receivables	Other liabilities	Total carrying value	Total market value
Investments in unlisted securities	15	63	–	–	–	–	63	63
Cash and cash equivalents	17	–	–	–	685	–	685	685
Marketable securities		54	–	–	–		54	54
Derivative financial instruments	16	–	23	161	–	–	184	184
Trade receivables	22	–	–	–	1,030	–	1,030	1,030
Total financial assets		117	23	161	1,715	–	2,016	2,016
Derivative financial instruments	16	–	(20)	–	–	–	(20)	(20)
Trade payables	24	–	–	–	–	(450)	(450)	(450)
Bank loans and overdrafts	18	–	–	–	–	(228)	(228)	(228)
Borrowings due within one year	18	–	–	–	–	(248)	(248)	(247)
Borrowings due after more than one year	18	–	–	–	–	(1,887)	(1,887)	(1,620)
Total financial liabilities		–	(20)	–	–	(2,813)	(2,833)	(2,565)

14. Classification of financial instruments continued

								2007
				Fair value	Amortised cost			
All figures in £ millions	Notes	Available for sale	Derivatives deemed held for trading	Derivatives in hedging relationships	Loans and receivables	Other liabilities	Total carrying value	Total market value
Investments in unlisted securities	15	52	–	–	–	–	52	52
Cash and cash equivalents	17	–	–	–	560	–	560	560
Marketable securities		40	–	–	–	–	40	40
Derivative financial instruments	16	–	16	35	–	–	51	51
Trade receivables	22	–	–	–	750	–	750	750
Total financial assets		92	16	35	1,310	–	1,453	1,453
Derivative financial instruments	16	–	(8)	(8)	–	–	(16)	(16)
Trade payables	24	–	–	–	–	(342)	(342)	(342)
Bank loans and overdrafts	18	–	–	–	–	(444)	(444)	(444)
Borrowings due within one year	18	–	–	–	–	(115)	(115)	(112)
Borrowings due after more than one year	18	–	–	–	–	(1,049)	(1,049)	(1,046)
Total financial liabilities		–	(8)	(8)	–	(1,950)	(1,966)	(1,960)

Certain of the Group's derivative financial instruments are deemed to be held for trading either as they do not meet the hedge accounting criteria specified in IAS 39 or the Group has chosen not to seek hedge accounting for these instruments. None of these derivatives are held for speculative trading purposes. Transactions in derivative financial instruments are only undertaken to manage risks arising from underlying business activity, in accordance with the Group's treasury policy as described in note 19.

The Group designates certain qualifying derivative financial instruments as hedges of the fair value of its bonds (fair value hedges). Changes in the fair value of these derivative financial instruments are recorded in the income statement, together with any change in the fair value of the hedged liability attributable to the hedged risk.

The Group also designates certain of its borrowings and derivative financial instruments as hedges of its investments in foreign operations (net investment hedges). Movements in the fair value of these financial instruments (to the extent they are effective) are recognised in equity.

None of the Group's financial assets or liabilities are designated at fair value through the income statement upon initial recognition.

More detail on the Group's accounting for financial instruments is included in the Group's accounting policies. The Group's approach to managing risks in relation to financial instruments is included in note 19: Financial instruments and risk management.

Notes to the consolidated financial statements continued

15. Other financial assets

All figures in £ millions	2008	2007
At beginning of year	52	17
Exchange differences	18	–
Acquisition of investments	1	–
Disposal of investments	(8)	–
Equity interest received on sale of Government Solutions	–	35
At end of year	63	52

Other financial assets comprise non-current unlisted securities.

16. Derivative financial instruments

The Group's approach to the management of financial risks is set out in note 19. The Group's outstanding derivative financial instruments are as follows:

	2008			2007		
All figures in £ millions	Gross notional amounts	Assets	Liabilities	Gross notional amounts	Assets	Liabilities
Interest rate derivatives – in a fair value hedge relationship	1,232	161	–	522	18	(8)
Interest rate derivatives – not in a hedge relationship	1,033	23	(20)	796	7	(8)
Cross currency rate derivatives – in a net investment hedge relationship	–	–	–	100	17	–
Cross currency rate derivatives – not in a hedge relationship	–	–	–	50	9	–
Total	2,265	184	(20)	1,468	51	(16)
Analysed as expiring:						
In less than one year	487	3	(5)	320	28	–
Later than one year and not later than five years	859	47	(15)	796	13	(8)
Later than five years	919	134	–	352	10	(8)
Total	2,265	184	(20)	1,468	51	(16)

The carrying value of the above derivative financial instruments equals their fair value. Fair values are determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models.

At the end of 2008, the currency split of the mark-to-market values of rate derivatives, including the exchange of principal on cross currency rate derivatives, was US dollar £161m and sterling £3m (2007: US dollar £(119)m and sterling £154m).

The fixed interest rates on outstanding rate derivative contracts at the end of 2008 range from 4.45% to 7.0% (2007: 4.45% to 7.00%) and the floating rates are based on LIBOR in US dollar and sterling.

The Group's portfolio of rate derivatives is diversified by maturity, counterparty and type. Natural offsets between transactions within the portfolio and the designation of certain derivatives as hedges significantly reduce the risk of income statement volatility. The sensitivity of the portfolio to changes in market rates is set out in note 19.

16. Derivative financial instruments continued

Counterparty exposure from all derivatives is managed, together with that from deposits and bank account balances, within credit limits that reflect published credit ratings and by reference to other market measures (e.g. market prices for credit default swaps) to ensure that there is no significant risk to any one counterparty. No single derivative transaction had a market value (positive or negative) at the balance sheet date that exceeded 3% of the Group's consolidated total equity.

In accordance with IAS 39 'Financial Instruments: Recognition and Measurement', the Group has reviewed all of its material contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements, and has concluded that there are no material embedded derivatives.

17. Cash and cash equivalents (excluding overdrafts)

All figures in £ millions	2008	2007
Cash at bank and in hand	528	439
Short-term bank deposits	157	121
	685	560

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.

At the end of 2008 the currency split of cash and cash equivalents was US dollars 36% (2007: 37%), sterling 22% (2007: 29%), euros 20% (2007: 16%) and other 22% (2007: 18%).

Cash and cash equivalents have fair values that approximate to their carrying amounts due to their short-term nature.

Cash and cash equivalents include the following for the purpose of the cash flow statement:

All figures in £ millions	2008	2007
Cash and cash equivalents	685	560
Bank overdrafts	(96)	(68)
	589	492

Notes to the consolidated financial statements continued

18. Financial liabilities – Borrowings

The Group's current and non-current borrowings are as follows:

All figures in £ millions	2008	2007
Non-current		
Bank loans and overdrafts	132	–
4.7% US Dollar Bonds 2009 (nominal amount $350m)	–	176
7% Global Dollar Bonds 2011 (nominal amount $500m)	368	264
5.5% Global Dollar Bonds 2013 (nominal amount $350m)	258	–
5.7% US Dollar Bonds 2014 (nominal amount $400m)	322	211
7% Sterling Bonds 2014 (nominal amount £250m)	254	251
6.25% Global Dollar Bonds 2018 (nominal amount $550m)	445	–
4.625% US Dollar notes 2018 (nominal amount $300m)	237	143
Finance lease liabilities	3	4
	2,019	1,049
Current		
Due within one year or on demand:		
Bank loans and overdrafts	96	444
10.5% Sterling Bonds 2008 (nominal amount £100m)	–	105
4.7% US Dollar Bonds 2009 (nominal amount $350m)	244	–
Loan notes	–	8
Finance lease liabilities	4	2
	344	559
Total borrowings	2,363	1,608

Included in the non-current borrowings above is £12m of accrued interest (2007: £6m). Included in the current borrowings above is £1m of accrued interest (2007: £7m).

The maturity of the Group's non-current borrowing is as follows:

All figures in £ millions	2008	2007
Between one and two years	2	178
Between two and five years	759	266
Over five years	1,258	605
	2,019	1,049

18. Financial liabilities – Borrowings continued

The carrying amounts and market values of borrowings are as follows:

All figures in £ millions	Effective interest rate	2008 Carrying value	2008 Market value	2007 Carrying value	2007 Market value
Bank loans and overdrafts	n/a	228	228	444	444
Loan notes	n/a	–	–	8	8
10.5% Sterling Bonds 2008	10.53%	–	–	105	102
4.7% US Dollar Bonds 2009	4.86%	244	243	176	176
7% Global Dollar Bonds 2011	7.16%	368	349	264	267
5.5% Global Dollar Bonds 2013	5.76%	258	227	–	–
5.7% US Dollar Bonds 2014	5.88%	322	262	211	203
7% Sterling Bonds 2014	7.20%	254	258	251	261
6.25% Global Dollar Bonds 2018	6.46%	445	352	–	–
4.625% US Dollar notes 2018	4.69%	237	169	143	135
Finance lease liabilities	n/a	7	7	6	6
		2,363	2,095	1,608	1,602

The market values are based on clean market prices at the year end or, where these are not available, on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments.

The carrying amounts of the Group's borrowings are denominated in the following currencies:

All figures in £ millions	2008	2007
US dollar	2,081	1,251
Sterling	277	357
Euro	5	–
	2,363	1,608

The Group has the following undrawn capacity on its committed borrowing facilities as at 31 December:

All figures in £ millions	2008	2007
Floating rate		
– expiring within one year	–	–
– expiring beyond one year	1,085	1,007
	1,085	1,007

In addition to the above facilities, there are a number of short-term facilities that are utilised in the normal course of business.

All of the Group's borrowings are unsecured. In respect of finance lease obligations, the rights to the leased asset revert to the lessor in the event of default.

Notes to the consolidated financial statements continued

18. Financial liabilities – Borrowings continued

The maturity of the Group's finance lease obligations is as follows:

All figures in £ millions	2008	2007
Finance lease liabilities – minimum lease payments		
Not later than one year	4	2
Later than one year and not later than two years	2	2
Later than two years and not later than three years	1	1
Later than three years and not later than four years	–	1
Later than four years and not later than five years	–	–
Later than five years	–	–
Future finance charges on finance leases	–	–
Present value of finance lease liabilities	7	6

The present value of finance lease liabilities is as follows:

All figures in £ millions	2008	2007
Not later than one year	4	2
Later than one year and not later than five years	3	4
Later than five years	–	–
	7	6

The carrying amounts of the Group's lease obligations approximate their fair value.

19. Financial risk management

The Group's approach to the management of financial risks together with sensitivity analyses is set out below.

Treasury policy

The Group holds financial instruments for two principal purposes: to finance its operations and to manage the interest rate and currency risks arising from its operations and its sources of finance. The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer term loans from banks and capital markets. The Group borrows principally in US dollars and sterling, at both floating and fixed rates of interest, using derivative financial instruments ('derivatives'), where appropriate, to generate the desired effective currency profile and interest rate basis. The derivatives used for this purpose are principally rate swaps, rate caps and collars, currency rate swaps and forward foreign exchange contracts. The main risks arising from the Group's financial instruments are interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. These risks are managed by the chief financial officer under policies approved by the board, which are summarised below. All the treasury policies remained unchanged throughout 2008, with the exception of a change to the foreign exchange hedging policy made with effect from October 2008, which is explained later in this note. Some minor updates will also be made to treasury policies for 2009, largely to reflect current financial market conditions.

The audit committee and a group of external treasury advisers receives reports on the Group's treasury activities, policies and procedures. The treasury department is not a profit centre and its activities are subject to regular internal audit.

19. Financial risk management continued

Interest rate risk management

The Group's exposure to interest rate fluctuations on its borrowings is managed by borrowing on a fixed rate basis and by entering into rate swaps, rate caps and forward rate agreements. The Group's policy objective has continued to be to set a target proportion of its forecast borrowings (taken at the year end, with cash netted against floating rate debt and before certain adjustments for IAS 39) to be hedged (i.e. fixed or capped at the year end) over the next four years, subject to a maximum of 65% and a minimum that starts at 40% and falls by 10% at each year end. At the end of 2008 the hedging ratio, on the above basis, was approximately 49%. A simultaneous 1% change on 1 January in the Group's variable interest rates in US dollar and sterling, taking into account forecast seasonal debt, would have a £10m effect on profit before tax.

Use of interest rate derivatives

The policy described in the section above creates a group of derivatives, under which the Group is a payer of fixed rates and a receiver of floating rates. The Group also aims to avoid undue exposure to a single interest rate setting. Reflecting this objective, the Group has swapped its fixed rate bond issues to floating rate at their launch. This creates a second group of derivatives, under which the Group is a receiver of fixed rates and a payer of floating rates. The Group's accounting objective in its use of interest rate derivatives is to minimise the impact on the income statement of changes in the mark-to-market value of its derivative portfolio as a whole. It uses duration calculations to estimate the sensitivity of the derivatives to movements in market rates. The Group also identifies which derivatives are eligible for fair value hedge accounting (which reduces sharply the income statement impact of changes in the market value of a derivative). The Group then balances the total portfolio between hedge-accounted and pooled segments, so that the expected movement on the pooled segment is minimal.

Liquidity and refinancing risk management

The Group's objective is to secure continuity of funding at a reasonable cost. To do this it seeks to arrange committed funding for a variety of maturities from a diversity of sources. The Group's policy objective has been that the weighted average maturity of its core gross borrowings (treating short-term advances as having the final maturity of the facilities available to refinance them) should be between three and ten years. At the end of 2008 the average maturity of gross borrowings was 5.0 years of which bonds represented 90% of these borrowings (up from 4.6 years and up from 72% respectively at the beginning of the year).

The Group believes that ready access to different funding markets also helps to reduce its liquidity risk, and that published credit ratings and published financial policies improve such access. All of the Group's credit ratings remained unchanged during the year. The long-term ratings are Baa1 from Moody's and BBB+ from Standard & Poor's, and the short-term ratings are P2 and A2 respectively. The Group's policy is to strive to maintain a rating of Baa1/BBB+ over the long term. The Group will also continue to use internally a range of ratios to monitor and manage its finances. These include interest cover, net debt to operating profit and cash flow to debt measures. The Group also maintains undrawn committed borrowing facilities. At the end of 2008 the committed facilities amounted to £1,217m and their weighted average maturity was 3.4 years.

Notes to the consolidated financial statements continued

19. Financial risk management continued

Analysis of Group debt, including the impact of derivatives

The following tables analyse the Group's sources of funding and the impact of derivatives on the Group's debt instruments.

The Group's net debt position is set out below:

All figures in £ millions	2008	2007
Cash and cash equivalents	685	560
Marketable securities	54	40
Derivative financial instruments	164	35
Bank loans, overdrafts and loan notes	(228)	(452)
Bonds	(2,128)	(1,150)
Finance lease liabilities	(7)	(6)
Net debt	(1,460)	(973)

The split of net debt between fixed and floating rate, stated after the impact of rate derivatives, is as follows:

All figures in £ millions	2008	2007
Fixed rate	781	567
Floating rate	679	406
Total	1,460	973

Gross borrowings, after the impact of cross-currency rate derivatives, analysed by currency are as follows:

All figures in £ millions	2008	2007
US dollar	2,081	1,401
Sterling	277	207
Euro	5	–
Total	2,363	1,608

As at 31 December 2008 there were no outstanding cross-currency rate derivatives.

As at 31 December 2008 the exposure of the borrowings of the Group to interest rate changes when the borrowings re-price is as follows:

All figures in £ millions	Less than one year	One to five years	More than five years	Total
Re-pricing profile of borrowings	476	629	1,258	2,363
Effect of rate derivatives	1,173	(254)	(919)	–
Total	1,649	375	339	2,363

19. Financial risk management continued

The maturity of contracted cash flows on the Group's borrowings and all of its derivative financial instruments are as follows:

All figures in £ millions	USD	GBP	EUR	2008 Total
Not later than one year	311	17	–	328
Later than one year and not later than five years	884	65	–	949
Later than five years	954	266	–	1,220
Total	2,149	348	–	2,497
Analysed as:				
Revolving credit facilities and commercial paper	141	–	–	141
Bonds	2,237	355	–	2,592
Rate derivatives – inflows	(392)	(21)	–	(413)
Rate derivatives – outflows	163	14	–	177
Total	2,149	348	–	2,497

All figures in £ millions	USD	GBP	EUR	2007 Total
Not later than one year	153	(30)	–	123
Later than one year and not later than five years	966	70	–	1,036
Later than five years	420	285	–	705
Total	1,539	325	–	1,864
Analysed as:				
Revolving credit facilities and commercial paper	429	–	–	429
Bonds	1,017	483	–	1,500
Rate derivatives – inflows	(268)	(160)	–	(428)
Rate derivatives – outflows	361	2	–	363
Total	1,539	325	–	1,864

All cash flow projections shown above are on an undiscounted basis. Any cash flows based on a floating rate are calculated using interest rates as set at the date of the last rate reset. Where this is not possible, floating rates are based on interest rates prevailing at 31 December in the relevant year. All derivative amounts are shown gross, although the company net settles these amounts wherever possible.

Amounts drawn under revolving credit facilities and commercial paper are assumed to mature at the maturity date of the relevant facility, with interest calculated as payable in each calendar year up to and including the date of maturity of the facility.

Financial counterparty risk management

Counterparty credit limits, which take published credit rating and other factors into account, are set to cover our total aggregate exposure to a single financial institution. The limits applicable to published credit ratings bands are approved by the chief financial officer within guidelines approved by the board. Exposures and limits applicable to each financial institution are reviewed on a regular basis.

Notes to the consolidated financial statements continued

19. Financial risk management continued

Foreign currency risk management

Although the Group is based in the UK, it has its most significant investment in overseas operations. The most significant currency for the Group is the US dollar. The Group's policy on routine transactional conversions between currencies (for example, the collection of receivables, and the settlement of payables or interest) remains that these should be transacted at the relevant spot exchange rate. The majority of the Group's operations are domestic within their country of operation. No unremitted profits are hedged with foreign exchange contracts, as the company judges it inappropriate to hedge non-cash flow translational exposure with cash flow instruments. However, the Group does seek to create a natural hedge of this exposure through its policy of aligning approximately the currency composition of its core net borrowings with its forecast operating profit before depreciation and amortisation. This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings. The policy above applies only to currencies that account for more than 15% of Group operating profit before depreciation and amortisation, which currently are only the US dollar and sterling. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs. In addition, our policy does not require existing currency debt to be terminated to match declines in that currency's share of Group operating profit before depreciation and amortisation. Following the board's approval of a policy change in October 2008, currencies that account for less than 15% of Group operating profit before depreciation and amortisation may now be included in the above hedging process at the request of the chief financial officer. At the balance sheet date, no hedging transactions had been undertaken under that authority.

Included within year end net debt, the net borrowings/(cash) in the two principal currencies above (taking into account the effect of cross currency swaps) were: US dollar £1,777m and sterling £127m.

Use of currency debt and currency derivatives

The Group uses both currency denominated debt and derivative instruments to implement the above policy. Its intention is that gains/losses on the derivatives and debt offset the losses/gains on the foreign currency assets and income. Each quarter the value of hedging instruments is monitored against the assets in the relevant currency and, where practical, a decision is made whether to treat the debt or derivative as a net investment hedge (permitting foreign exchange movements on it to be taken to reserves) for the purposes of IAS 39.

19. Financial risk management continued

Financial instruments – sensitivity analysis

As at 31 December 2008 the sensitivity of the Group's financial instruments to fluctuations in interest rates and exchange rates is as follows:

All figures in £ millions	Carrying value	Impact of 1% increase in interest rates	Impact of 1% decrease in interest rates	Impact of 10% strengthening in sterling	Impact of 10% weakening in sterling
Investments in unlisted securities	63	–	–	(2)	3
Cash and cash equivalents	685	–	–	(41)	50
Marketable securities	54	–	–	(5)	6
Derivative financial instruments	164	(80)	88	(15)	18
Bonds	(2,128)	77	(84)	155	(189)
Other borrowings	(235)	–	–	19	(24)
Other net financial assets	580	–	–	(46)	57
Total financial instruments	(817)	(3)	4	65	(79)

The table shows the sensitivities of the fair values of each class of financial instruments to an isolated change in either interest rates or foreign exchange rates. The class 'Other net financial assets' comprises trade assets less trade liabilities.

The sensitivities of derivative instruments are calculated using established estimation techniques such as discounted cash flow and option valuation models. Where modelling an interest rate decrease of 1% led to negative interest rates, these points on the yield curve were adjusted to 0%. A large proportion of the movements shown above would impact equity rather than the income statement, depending on the location and functional currency of the entity in which they arise and the availability of net investment hedge treatment. The changes in valuations are estimates of the impact of changes in market variables and are not a prediction of future events or anticipated gains or losses.

Notes to the consolidated financial statements continued

20. Intangible assets – Pre-publication

All figures in £ millions	2008	2007
Cost		
At beginning of year	1,264	1,152
Exchange differences	494	(7)
Additions	297	230
Disposals	(345)	(125)
Acquisition through business combination	78	19
Transfer from software	12	–
Transfer to non-current assets held for sale	–	(5)
At end of year	1,800	1,264
Amortisation		
At beginning of year	(814)	(750)
Exchange differences	(337)	1
Charge for the year	(244)	(192)
Disposals	345	125
Acquisition through business combination	(51)	(1)
Transfer from software	(4)	–
Transfer to non-current assets held for sale	–	3
At end of year	(1,105)	(814)
Carrying amounts		
At end of year	695	450

Included in the above are pre-publication assets amounting to £462m (2007: £292m) which will be realised in more than 12 months.

Amortisation is included in the income statement in cost of goods sold. There was no amortisation relating to discontinued operations in 2008 and 2007.

21. Inventories

All figures in £ millions	2008	2007
Raw materials	31	24
Work in progress	29	30
Finished goods	441	314
	501	368

The cost of inventories relating to continuing operations recognised as an expense and included in the income statement in cost of goods sold amounted to £832m (2007: £732m). In 2008 £56m (2007: £47m) of inventory provisions was charged in the income statement. None of the inventory is pledged as security.

22. Trade and other receivables

All figures in £ millions	2008	2007
Current		
Trade receivables	1,030	750
Royalty advances	111	84
Prepayments and accrued income	62	48
Other receivables	135	59
Receivables from related parties	4	5
	1,342	946
Non-current		
Royalty advances	102	68
Prepayments and accrued income	3	4
Other receivables	47	57
	152	129

Trade receivables are stated at fair value, net of provisions for bad and doubtful debts and anticipated future sales returns. The movements on the provision for bad and doubtful debts are as follows:

All figures in £ millions	2008	2007
At beginning of year	(52)	(46)
Exchange differences	(18)	(1)
Income statement movements	(27)	(19)
Utilised	27	15
Acquisition through business combination	(2)	(3)
Disposal through business disposal	–	2
At end of year	(72)	(52)

Concentrations of credit risk with respect to trade receivables are limited due to the Group's large number of customers, who are internationally dispersed.

Notes to the consolidated financial statements continued

22. Trade and other receivables continued

The ageing of the Group's trade receivables is as follows:

All figures in £ millions	2008	2007
Within due date	1,110	819
Up to three months past due date	248	171
Three to six months past due date	60	51
Six to nine months past due date	21	12
Nine to 12 months past due date	15	19
More than 12 months past due date	20	19
Total trade receivables	1,474	1,091
Less: provision for bad and doubtful debts	(72)	(52)
Less: provision for sales returns	(372)	(281)
Transfer to non-current assets held for sale	–	(8)
Net trade receivables	1,030	750

The Group reviews its bad debt provision at least twice a year following a detailed review of receivable balances and historic payment profiles. Management believe all the remaining receivable balances are fully recoverable.

23. Provisions for other liabilities and charges

All figures in £ millions	Deferred consideration	Leases	Other	Total
At 1 January 2008	37	9	21	67
Exchange differences	5	2	9	16
Charged to income statement	2	–	7	9
Released to income statement	–	(1)	(5)	(6)
Acquisition through business combination – current year	3	–	16	19
Acquisition through business combination – prior year adjustments	(4)	–	7	3
Utilised	–	(2)	(17)	(19)
At 31 December 2008	43	8	38	89

23. Provisions for other liabilities and charges continued

All figures in £ millions	2008	2007
Analysis of provisions		
Non-current	33	44
Current	56	23
	89	67

Deferred consideration primarily relates to the acquisition of Mergermarket in 2006. These amounts are payable in 2009.

Lease commitments relate primarily to onerous lease contracts, acquired through business combinations, which have various expiry dates up to 2017. The provision is based on current occupancy estimates.

24. Trade and other liabilities

All figures in £ millions	2008	2007
Trade payables	450	342
Social security and other taxes	35	23
Accruals	501	402
Deferred income	444	290
Interest payable	10	–
Dividends payable to minority interest	5	12
Other liabilities	205	171
	1,650	1,240
Less: non-current portion		
Accruals	42	30
Deferred income	87	58
Interest payable	1	–
Other liabilities	91	102
	221	190
Current portion	1,429	1,050

The carrying value of the Group's payables approximates its fair value.

The deferred income balances comprise:

- multi-year obligations to deliver workbooks to adoption customers in school businesses;
- advance payments in assessment and testing businesses;
- subscription income in school, newspaper and market pricing businesses;
- advertising income relating to future publishing days in newspaper businesses; and
- obligations to deliver digital content in future periods.

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations

Background

The Group operates a number of defined benefit and defined contribution retirement plans throughout the world. For the defined benefit plans, benefits are based on employees' length of service and final pensionable pay. Defined contribution benefits are based on the amount of contributions paid in respect of an individual member, the investment returns earned and the amount of pension this money will buy when a member retires.

The largest plan is the Pearson Group Pension Plan ('UK Group plan') with both defined benefit and defined contribution sections. From 1 November 2006, all sections of the UK Group plan were closed to new members with the exception of a defined contribution section that was opened in 2003. This section is available to all new employees of participating companies. The other major defined benefit plans are based in the US.

Other defined contribution plans are operated principally overseas with the largest plan being in the US. The specific features of these plans vary in accordance with the regulations of the country in which employees are located.

Pearson also has several post-retirement medical benefit plans (PRMBs), principally in the US. PRMBs are unfunded but are accounted for and valued similarly to defined benefit pension plans.

Assumptions

The principal assumptions used for the UK Group plan and the US PRMB are shown below. Weighted average assumptions have been shown for the other plans, which primarily relate to US pension plans.

			2008			2007
%	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB
Inflation	2.80	2.80	2.80	3.30	2.93	3.00
Rate used to discount plan liabilities	6.40	6.25	6.25	5.80	6.01	6.05
Expected return on assets	6.33	7.60	–	6.50	7.27	–
Expected rate of increase in salaries	4.30	4.50	–	5.00	4.36	–
Expected rate of increase for pensions in payment and deferred pensions	2.30 to 4.20	–	–	2.50 to 4.30	–	–
Initial rate of increase in healthcare rate	–	–	9.00	–	–	9.50
Ultimate rate of increase in healthcare rate	–	–	5.00	–	–	5.00

The UK discount rate is based on the annualised yield on the iBoxx over 15-year AA-rated corporate bond index, adjusted to reflect the duration of our liabilities. The US discount rate is set by reference to a US bond portfolio matching model. The expected return on assets is based on market expectations of long-term asset returns for the defined portfolio at the end of the year.

The expected rates of return on categories of plan assets are determined by reference to relevant indices. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the plan's investment portfolio.

The UK mortality assumptions have been derived by adjusting standard mortality tables (PMFA 92 tables projected forward with medium cohort improvement factors). The Group changed its mortality assumptions in the UK in 2007 to reflect an assumed increased life expectancy of pensioners by adding a 1% floor to the medium cohort projections.

For the US plans, the assumptions used were based on standard US mortality tables. In 2007 GAM94 was used, and in 2008 this was updated to RP2000 to reflect the mortality assumption now more prevalent in the US.

25. Retirement benefit and other post-retirement obligations continued

Using the above tables, the remaining average life expectancy in years of a pensioner retiring at age 65 on the balance sheet date for the UK and US Group plans is as follows:

	UK		US	
	2008	2007	2008	2007
Male	21.5	21.3	17.6	17.9
Female	21.8	21.6	20.2	21.3

The remaining average life expectancy in years of a pensioner retiring at age 65, 20 years after the balance sheet date, for the UK and US Group plans is as follows:

	UK		US	
	2008	2007	2008	2007
Male	23.3	23.1	17.6	17.9
Female	23.8	23.6	20.2	21.3

Financial statement information

The amounts recognised in the income statement are as follows:

						2008
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	33	3	36	41	1	78
Past service cost	–	1	1	–	5	6
Total operating expense	33	4	37	41	6	84
Expected return on plan assets	(104)	(7)	(111)	–	–	(111)
Interest on plan liabilities	93	7	100	–	3	103
Net finance (income)/expense	(11)	–	(11)	–	3	(8)
Net income statement charge	22	4	26	41	9	76
Actual (loss)/return on plan assets	(130)	(27)	(157)	–	–	(157)

						2007
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	29	2	31	39	1	71
Total operating expense	29	2	31	39	1	71
Expected return on plan assets	(96)	(7)	(103)	–	–	(103)
Interest on plan liabilities	84	7	91	–	2	93
Net finance (income)/expense	(12)	–	(12)	–	2	(10)
Net income statement charge	17	2	19	39	3	61
Actual (loss)/return on plan assets	128	4	132	–	–	132

The total operating charge is included in administrative and other expenses. The UK Group plan current service cost includes £14m (2007: £10m) relating to defined contribution sections.

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

The amounts recognised in the balance sheet are as follows:

All figures in £ millions	UK Group plan 2008	Other funded plans 2008	Other unfunded plans 2008	Total 2008	UK Group plan 2007	Other funded plans 2007	Other unfunded plans 2007	Total 2007
Fair value of plan assets	1,478	100	–	1,578	1,744	109	–	1,853
Present value of defined benefit obligation	(1,429)	(149)	(16)	(1,594)	(1,682)	(117)	(12)	(1,811)
Net pension (liability)/asset	49	(49)	(16)	(16)	62	(8)	(12)	42
Other post-retirement medical benefit obligation				(68)				(47)
Other pension accruals				(34)				(28)
Net retirement benefit obligations				(118)				(33)
Analysed as:								
Retirement benefit assets				49				62
Retirement benefit obligations				(167)				(95)

The following (losses)/gains have been recognised in the statement of recognised income and expense:

All figures in £ millions	2008	2007
Amounts recognised for defined benefit plans	(74)	79
Amounts recognised for post-retirement medical benefit plans	3	1
Total recognised in year	(71)	80
Cumulative amounts recognised	53	124

The fair value of plan assets comprises the following:

%	UK Group plan 2008	Other funded plans 2008	Total 2008	UK Group plan 2007	Other funded plans 2007	Total 2007
Equities	28.0	3.1	31.1	34.3	3.4	37.7
Bonds	40.8	2.2	43.0	34.9	2.0	36.9
Properties	7.4	0.1	7.5	7.7	–	7.7
Other	17.5	0.9	18.4	17.2	0.5	17.7

The plan assets do not include any of the Group's own financial instruments, or any property occupied by the Group.

25. Retirement benefit and other post-retirement obligations continued

Changes in the values of plan assets and liabilities of the retirement benefit plans are as follows:

	2008			2007		
All figures in £ millions	UK Group plan	Other plans	Total	UK Group plan	Other plans	Total
Fair value of plan assets						
Opening fair value of plan assets	1,744	109	1,853	1,528	105	1,633
Exchange differences	–	23	23	–	1	1
Expected return on plan assets	104	7	111	96	7	103
Actuarial gains and (losses)	(234)	(34)	(268)	32	(3)	29
Contributions by employer	54	3	57	152	5	157
Contributions by employee	9	–	9	8	–	8
Benefits paid	(72)	(8)	(80)	(72)	(6)	(78)
Other movements	(127)	–	(127)	–	–	–
Closing fair value of plan assets	1,478	100	1,578	1,744	109	1,853
Present value of defined benefit obligation						
Opening defined benefit obligation	(1,682)	(129)	(1,811)	(1,683)	(127)	(1,810)
Exchange differences	–	(38)	(38)	–	1	1
Current service cost	(33)	(3)	(36)	(29)	(2)	(31)
Past service cost	–	(1)	(1)	–	–	–
Interest cost	(93)	(7)	(100)	(84)	(7)	(91)
Actuarial gains and (losses)	189	5	194	50	–	50
Contributions by employee	(9)	–	(9)	(8)	–	(8)
Benefits paid	72	8	80	72	6	78
Other movements	127	–	127	–	–	–
Closing defined benefit obligation	(1,429)	(165)	(1,594)	(1,682)	(129)	(1,811)

During 2008 changes made to the administration of the plan assets has enabled assets relating to the defined contribution sections of the UK Group plan to be identified separately from those of the defined benefit section, for accounting purposes. Defined contribution assets will no longer be disclosed as part of the UK Group plan assets. The other movements in both the change in value of plan assets and liabilities over the year represent the separation out of these defined contribution assets.

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Changes in the value of the US PRMB are as follows:

All figures in £ millions	2008	2007
Opening defined benefit obligation	(47)	(48)
Exchange differences	(19)	–
Current service cost	(1)	(1)
Past service cost	(5)	–
Interest cost	(3)	(2)
Actuarial gains and (losses)	3	1
Benefits paid	4	3
Closing defined benefit obligation	(68)	(47)

The history of the defined benefit plans is as follows:

All figures in £ millions	2008	2007	2006	2005	2004
Fair value of plan assets	1,578	1,853	1,633	1,500	1,280
Present value of defined benefit obligation	(1,594)	(1,811)	(1,810)	(1,803)	(1,615)
Net pension asset/(liability)	(16)	42	(177)	(303)	(335)
Experience adjustments on plan assets	(268)	29	74	140	67
Experience adjustments on plan liabilities	194	50	28	(119)	(127)

Funding

The UK Group plan is self-administered with the plan's assets being held independently of the Group. The trustees of the plan are required to act in the best interest of the plan's beneficiaries. The most recently completed triennial actuarial valuation for funding purposes was completed as at 1 January 2006 and revealed a funding shortfall. The Group has agreed that the funding shortfall will be eliminated by 31 December 2014. In 2008 the Group contributed £21m (2007: £121m including a special contribution of £100m) and has agreed to contribute £21.9m per annum thereafter in excess of an estimated £30m of regular contributions.

The Group expects to contribute $92m in 2009 and $86m in 2010 to its US pension plans.

25. Retirement benefit and other post-retirement obligations continued

Sensitivities

The net retirement benefit obligations are calculated using a number of assumptions, the most significant being the discount rate used to calculate the defined benefit obligation. The effect of a one percentage point increase and decrease in the discount rate on the defined benefit obligation and the total pension expense is as follows:

	2008	
All figures in £ millions	1% increase	1% decrease
Effect on:		
(Decrease)/increase in defined benefit obligation – UK Group plan	(180.1)	209.6
(Decrease)/increase of aggregate of service cost and interest cost – UK Group plan	(2.2)	1.1
(Decrease)/increase in defined benefit obligation – US plan	(12.2)	14.5

The effect of a one percentage point increase and decrease in the assumed medical cost trend rates is as follows:

	2008	
All figures in £ millions	1% increase	1% decrease
Effect on:		
Increase/(decrease) in post-retirement medical benefit obligation	3.3	(2.9)
Increase/(decrease) of aggregate of service cost and interest cost	0.2	(0.1)

Notes to the consolidated financial statements continued

26. Share-based payments

The Group recognised the following charges in the income statement in respect of its equity-settled share-based payment plans:

All figures in £ millions	2008	2007
Pearson plans	25	23
Interactive Data plans	8	7
Total share-based payment costs	33	30

The Group operates the following equity-settled employee option and share plans:

Worldwide Save for Shares Plan – Since 1994, the Group has operated a Save-As-You-Earn plan for UK employees. In 1998, the Group introduced a Worldwide Save for Shares Plan. Under these plans, employees can save a portion of their monthly salary over periods of three, five or seven years. At the end of this period, the employee has the option to purchase ordinary shares with the accumulated funds at a purchase price equal to 80% of the market price prevailing at the time of the commencement of the employee's participation in the plan. Options that are not exercised within six months of the end of the savings period lapse unconditionally.

Employee Stock Purchase Plan – In 2000, the Group established an Employee Stock Purchase Plan which allows all employees in the US to save a portion of their monthly salary over six month periods. At the end of the period, the employee has the option to purchase ADRs with their accumulated funds at a purchase price equal to 85% of the lower of the market price prevailing at the beginning or end of the period.

Long-Term Incentive Plan – This plan was introduced in 2001 and renewed in 2006 and consists of two parts: share options and/or restricted shares.

Options were granted under this plan in 2001 based on a pre-grant earnings per share growth test and are not subject to further performance conditions on exercise. The options became exercisable in tranches and lapse if they remain unexercised at the tenth anniversary of the date of grant.

The vesting of restricted shares is normally dependent on continuing service over a three to five-year period, and in the case of senior management upon the satisfaction of corporate performance targets over a three year period. These targets may be based on market and/or non-market performance criteria. Restricted shares awarded to senior management in July 2007, March 2008 and July 2008, vest dependent on relative shareholder return, return on invested capital and earnings per share growth. The award was split equally across all three measures. Other restricted shares awarded in 2007 and 2008 vest depending on continuing service over a three-year period.

Annual Bonus Share Matching Plan – This plan permits executive directors and senior executives around the Group to invest up to 50% of any after tax annual bonus in Pearson shares. If these shares are held and the Group meets an earnings per share growth target, the company will match them on a gross basis of up to one share for every one held.

In addition to the above, share options remain outstanding under Executive Share Option, Reward and Special Share Option Plans. These are legacy plans which were replaced with the introduction of the Long-Term Incentive Plan in 2001.

26. Share-based payments continued

The number and weighted average exercise prices of share options granted under the Group's plans are as follows:

	2008 Number of share options 000s	2008 Weighted average exercise price £	2007 Number of share options 000s	2007 Weighted average exercise price £
Outstanding at beginning of year	16,781	13.15	18,861	13.36
Granted during the year	1,437	5.35	773	6.90
Exercised during the year	(683)	4.85	(1,326)	5.80
Forfeited during the year	(3,082)	11.56	(1,434)	19.63
Expired during the year	(74)	6.06	(93)	7.68
Outstanding at end of year	14,379	13.14	16,781	13.15
Options exercisable at end of year	11,527	14.97	13,999	14.63

Options were exercised regularly throughout the year. The weighted average share price during the year was £6.44 (2007: £8.02). Early exercises arising from redundancy, retirement or death are treated as an acceleration of vesting and the Group therefore recognises in the income statement the amount that otherwise would have been recognised for services received over the remainder of the original vesting period.

The options outstanding at the end of the year have weighted average remaining contractual lives and exercise prices as follows:

Range of exercise prices £	2008 Number of share options 000s	2008 Weighted average contractual life Years	2007 Number of share options 000s	2007 Weighted average contractual life Years
0 – 5	453	1.23	930	1.56
5 – 10	5,113	2.84	4,909	3.22
10 – 15	5,481	1.97	7,257	2.62
15 – 20	908	0.84	980	1.85
20 – 25	350	1.19	400	2.19
>25	2,074	1.19	2,305	2.19
	14,379	2.05	16,781	2.62

In 2008 and 2007 options were granted under the Worldwide Save for Shares Plan. The weighted average estimated fair value for the options granted was calculated using a Black-Scholes option pricing model.

Notes to the consolidated financial statements continued

26. Share-based payments continued

The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	2008 Weighted average	2007 Weighted average
Fair value	£1.67	£2.53
Weighted average share price	£6.96	£8.91
Weighted average exercise price	£5.35	£6.90
Expected volatility	21.41%	19.72%
Expected life	4.1 years	4.0 years
Risk free rate	4.28%	5.34%
Expected dividend yield	4.54%	3.29%
Forfeiture rate	3.6%	3.5%

The expected volatility is based on the historic volatility of the company's share price over the previous three to seven years depending on the vesting term of the options.

The following shares were granted under restricted share arrangements:

	2008		2007	
	Number of shares 000s	Weighted average fair value £	Number of shares 000s	Weighted average fair value £
Annual Bonus Share Matching Plan	253	6.73	143	7.67
Long-Term Incentive Plan	4,152	5.78	3,377	7.12

Restricted shares granted under the Annual Bonus Share Matching Plan are valued using the share price at the date of grant. Until 31 December 2007, they were discounted by the dividend yield (2007: 3.26%) to take into account any dividends foregone. From 2008, shares granted include the entitlement to dividends during the vesting period and therefore the share price is not discounted. The fair value of shares granted under the Long-Term Incentive Plan that vest unconditionally is determined using the share price at the date of grant. Participants of the Long-Term Incentive Plan are entitled to dividends during the vesting period. The number of shares to vest has been adjusted, based on historical experience, to account for any potential forfeitures.

Restricted shares with a market performance condition were valued by an independent actuary using a Monte Carlo model. Restricted shares with a non-market performance condition were fair valued based on the share price at the date of grant. Non-market performance conditions were considered by adjusting the number of shares expected to vest based on the most likely outcome of the relevant performance criteria.

Subsidiary share option plans

Interactive Data, a 62% subsidiary of the Group, operates the following share-based payment plans:

2001 Employee Stock Purchase Plan

The 2001 Employee Stock Purchase Plan allows all eligible employees worldwide to purchase stock at a discounted price at specific times.

26. Share-based payments continued

2000 Long-Term Incentive Plan

Under this plan, the Compensation Committee of the Board of Directors can grant share-based awards representing up to 20% of the total number of shares of common stock outstanding at the date of grant. The plan provides for the discretionary issuance of share-based awards to directors, officers and employees of Interactive Data, as well as persons who provide consulting or other services to Interactive Data. The exercise price for all options granted to date has been equal to the market price of the underlying shares at the date of grant. Options expire ten years from the date of grant and generally vest over a three to four-year period without any performance criteria attached.

In addition, grants of restricted stock can be made to certain executives and members of the Board of Directors of Interactive Data. The awarded shares are available for distribution, at no cost, at the end of a three-year vesting period. No performance criteria are attached to shares granted under this plan.

Interactive Data employees purchased 183,318 shares (2007: 186,343) under the 2001 Employee Stock Purchase Plan at an average share price of $22.95(£15.96) (2007: $17.77; £8.93). The weighted average fair value at the date of grant was $6.59 (£4.58) (2007: $4.76; £2.39).

The number and weighted average exercise prices of share options granted under the 2000 Long-Term Incentive Plan are as follows:

	2008			2007		
	Number of share options 000s	Weighted average exercise price $	Weighted average exercise price £	Number of share options 000s	Weighted average exercise price $	Weighted average exercise price £
Outstanding at beginning of year	9,827	18.21	9.15	10,506	16.33	8.34
Granted during the year	1,449	24.95	17.35	1,560	27.17	13.65
Exercised during the year	(895)	15.37	10.69	(1,935)	14.88	7.48
Forfeited during the year	(99)	22.05	15.34	(293)	20.38	10.24
Expired during the year	(18)	12.17	8.46	(11)	18.12	9.10
Outstanding at end of year	10,264	19.38	13.48	9,827	18.21	9.15
Options exercisable at end of year	6,865	16.89	11.75	6,199	15.27	7.67

The options outstanding at the end of the year have a weighted average remaining contractual life and exercise price as follows:

	2008		2007	
Range of exercise prices $	Number of share options 000s	Weighted average contractual life Years	Number of share options 000s	Weighted average contractual life Years
0 – 4.4	–	–	–	–
4.4 – 7.5	47	1.3	72	2.1
7.5 – 12	1,502	2.4	1,745	3.4
12 – 20	2,987	4.6	3,464	5.6
>20	5,728	8.0	4,546	8.5
	10,264	6.2	9,827	6.6

Notes to the consolidated financial statements continued

26. Share-based payments continued

The fair value of the options granted under the Long-Term Incentive Plan and of the shares awarded under the 2001 Employee Stock Purchase Plan was estimated using a Black-Scholes option pricing model. The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	Long-Term Incentive Plan		Employee Stock Purchase Plan	
	2008	2007	2008	2007
	Weighted average	Weighted average	Weighted average	Weighted average
Fair value	$5.58	$6.60	$6.59	$4.76
Weighted average share price	$24.95	$27.17	$22.95	$17.77
Weighted average exercise price	$24.95	$27.17	$22.95	$17.77
Expected volatility	24.20%	23.40%	33.70%	20.50%
Expected life	5.7 years	5.0 years	0.5 years	0.5 years
Risk free rate	1.5% to 3.5%	4.2% to 4.9%	2.0% to 2.4%	4.3% to 5.1%
Expected dividend yield	2.2%	1.9%	2.1%	2.0%
Forfeiture rate	0.0%	0.0%	0.0%	0.0%

The expected volatility is based on the historic volatility of Interactive Data's share price over the vesting term of the options.

During the year Interactive Data granted the following shares under restricted share arrangements:

	2008			2007		
	Number of shares 000s	Weighted average fair value $	Weighted average fair value £	Number of shares 000s	Weighted average fair value $	Weighted average fair value £
2000 Long-Term Incentive Plan	194	25.43	17.69	185	27.07	13.60

Shares awarded under the 2000 Long-Term Incentive Plan were valued based on the share price prevailing at the date of grant.

27. Share capital and share premium

	Number of shares 000s	Ordinary shares £m	Share premium £m
At 1 January 2007	806,109	202	2,487
Issue of ordinary shares – share option schemes	1,919	–	12
At 31 December 2007	808,028	202	2,499
Issue of ordinary shares – share option schemes	1,248	–	6
At 31 December 2008	809,276	202	2,505

The total authorised number of ordinary shares is 1,198m shares (2007: 1,194m shares) with a par value of 25p per share (2007: 25p per share). All issued shares are fully paid. All shares have the same rights.

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance.

27. Share capital and share premium continued

The capital structure of the Group consists of debt (see note 18), cash and cash equivalents (see note 17) and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings (see notes 27, 28 and 29).

The Group reviews its capital structure on a regular basis and will balance its overall capital structure through payments of dividends, new share issues as well as the issue of new debt or the redemption of existing debt in line with the financial risk policies outlined in note 19.

28. Treasury shares

	Pearson plc		Interactive Data		Total
	Number of shares 000s	£m	Number of shares 000s	£m	£m
At 1 January 2007	8,761	130	6,052	59	189
Purchase of treasury shares	4,900	40	1,177	16	56
Release of treasury shares	(1,900)	(29)	–	–	(29)
At 31 December 2007	11,761	141	7,229	75	216
Purchase of treasury shares	2,028	12	1,976	35	47
Release of treasury shares	(3,341)	(41)	–	–	(41)
At 31 December 2008	10,448	112	9,205	110	222

The Group holds Pearson plc shares in trust to satisfy its obligations under its restricted share plans (see note 26). These shares, representing 1.3% (2007: 1.5%) of called-up share capital, are treated as treasury shares for accounting purposes and have a par value of 25p per share.

Interactive Data hold their own shares in respect of share buy-back programmes. These shares are held as treasury shares and have a par value of $0.01.

The nominal value of Pearson plc treasury shares amounts to £2.6m (2007: £2.9m). The nominal value of Interactive Data treasury shares amounts to £0.06m (2007: £0.04m).

At 31 December 2008 the market value of Pearson plc treasury shares was £67.0m (2007: £86.1m) and the market value of Interactive Data treasury shares was £157.9m (2007: £119.9m).

Notes to the consolidated financial statements continued

29. Other reserves and retained earnings

All figures in £ millions	Notes	Translation reserve	Fair value reserve	Total other reserves	Retained earnings
At 1 January 2007		(592)	–	(592)	1,568
Net exchange differences on translation of foreign operations		25	–	25	–
Cumulative translation adjustment disposed – subsidiaries	32	53	–	53	–
Profit for the year attributable to equity holders of the company		–	–	–	284
Dividends paid to equity holders of the company	9	–	–	–	(238)
Equity settled transactions	26	–	–	–	30
Actuarial gains on retirement benefit obligations – Group	25	–	–	–	80
Treasury shares released under employee share plans	28	–	–	–	(29)
Taxation on items charged to equity	7	–	–	–	29
At 31 December 2007		(514)	–	(514)	1,724
Net exchange differences on translation of foreign operations		1,050	–	1,050	–
Cumulative translation adjustment disposed – subsidiaries	32	49	–	49	–
Cumulative translation adjustment disposed – joint venture		1	–	1	–
Profit for the year attributable to equity holders of the company		–	–	–	292
Dividends paid to equity holders of the company	9	–	–	–	(257)
Equity settled transactions	26	–	–	–	33
Actuarial losses on retirement benefit obligations – Group	25	–	–	–	(71)
Actuarial losses on retirement benefit obligations – associate		–	–	–	(3)
Treasury shares released under employee share plans	28	–	–	–	(41)
Taxation on items charged to equity	7	–	–	–	2
At 31 December 2008		586	–	586	1,679

The translation reserve includes exchange differences arising from the translation of the net investment in foreign operations and of borrowings and other currency instruments designated as hedges of such investments. Included in the translation reserve in 2007 was a £49m loss relating to net assets classified as held for sale.

30. Business combinations

On 2 January 2008 the Group acquired 100% of Money-Media, a US based company offering online news and commentary for the money management industry. On 30 January 2008 the Group completed its acquisition of 100% of Harcourt Assessment after receiving clearance from the US Department of Justice.

30. Business combinations continued

The provisional assets and liabilities arising from acquisitions are as follows:

All figures in £ millions	Notes	Harcourt Assessment Fair value	Money-Media Fair value	Other Fair value	2008 Total Fair value	2007 Total Fair value
Property, plant and equipment	10	6	–	–	6	11
Intangible assets	11	174	10	36	220	197
Intangible assets – Pre-publication	20	27	–	–	27	18
Inventories		7	–	–	7	15
Trade and other receivables		48	2	4	54	28
Cash and cash equivalents		5	–	11	16	–
Trade and other liabilities		(40)	(4)	(8)	(52)	(38)
Financial liabilities – Borrowings		–	–	–	–	(1)
Current income tax liabilities		–	–	(3)	(3)	4
Net deferred income tax liabilities	13	–	–	(4)	(4)	(45)
Provisions for other liabilities and charges	23	(19)	–	(7)	(26)	(2)
Minority interest		–	–	(2)	(2)	–
Assets held for sale		3	–	–	3	–
Net assets acquired at fair value		211	8	27	246	187
Goodwill	11	113	25	15	153	304
Total		324	33	42	399	491
Satisfied by:						
Cash		(321)	(33)	(40)	(394)	(468)
Deferred consideration		–	–	–	–	(12)
Net prior year adjustments		(3)	–	(2)	(5)	(11)
Total consideration		(324)	(33)	(42)	(399)	(491)

Carrying value of net assets/(liabilities) acquired		81	(2)	(1)	78	41
Fair value adjustments		130	10	28	168	146
Fair value		211	8	27	246	187

The goodwill arising on the acquisition of Harcourt Assessment and Money-Media results from substantial cost and revenue synergies and from benefits that cannot be separately recognised, such as the assembled workforce. The fair value adjustments relating to these acquisitions were finalised during 2008.

Notes to the consolidated financial statements continued

30. Business combinations continued

Harcourt Assessment

All figures in £ millions	Carrying value	Fair value adjs	Fair value
Property, plant and equipment	7	(1)	6
Intangible assets	10	164	174
Intangible assets – Pre-publication	35	(8)	27
Inventories	8	(1)	7
Trade and other receivables	50	(2)	48
Cash and cash equivalents	5	–	5
Trade and other liabilities	(39)	(1)	(40)
Provisions for other liabilities and charges	(3)	(16)	(19)
Assets held for sale	8	(5)	3
Net assets acquired at fair value	81	130	211
Goodwill			113
Total			324

Money-Media

All figures in £ millions	Carrying value	Fair value adjs	Fair value
Intangible assets	–	10	10
Trade and other receivables	2	–	2
Trade and other liabilities	(4)	–	(4)
Net assets acquired at fair value	(2)	10	8
Goodwill			25
Total			33

Net cash outflow on acquisition:

All figures in £ millions	2008	2007
Cash – Current year acquisitions	(394)	(468)
Cash – Acquisitions yet to complete	(12)	–
Deferred payments for prior year acquisitions and other items	(5)	(4)
Cash and cash equivalents acquired	16	–
Cash outflow on acquisition	(395)	(472)

Harcourt Assessment contributed £150m of sales and £25m to the Group's profit before tax between the date of acquisition and the balance sheet date. Money-Media contributed £9m of sales and £4m to the Group's profit before tax between the date of acquisition and the balance sheet date. Other businesses acquired contributed £2m to the Group's sales and £1m to the Group's profit before tax between the date of acquisition and the balance sheet date.

If the acquisitions had been completed on 1 January 2008, the Group estimates that sales for the period would have been £4,826m and profit before tax would have been £587m.

31. Non-current assets classified as held for sale

In 2007, assets classified as held for sale related to Data Management. The Group recognised an impairment on the goodwill allocated to the Data Management business in anticipation of the loss on disposal (see note 3). There are no assets or liabilities classified as held for sale at the 2008 balance sheet date.

31. Non-current assets classified as held for sale continued

All figures in £ millions	Notes	2008	2007
Property, plant and equipment	10	–	7
Intangible assets – Goodwill		–	96
Intangible assets – Pre-publication	20	–	2
Inventories		–	4
Trade and other receivables		–	8
Non-current assets classified as held for sale		–	117
Other liabilities		–	(9)
Liabilities directly associated with non-current assets classified as held for sale		–	(9)
Net assets classified as held for sale		–	108

32. Disposals

			2008	2007
All figures in £ millions	Data Management	Other	Total	Total
Disposal of subsidiaries				
Property, plant and equipment	(7)	–	(7)	(16)
Intangible assets	(1)	–	(1)	(6)
Intangible assets – Pre-publication	(2)	–	(2)	–
Inventories	(4)	(3)	(7)	(1)
Trade and other receivables	(8)	–	(8)	(95)
Cash and cash equivalents	–	–	–	(14)
Net deferred income tax liabilities	–	–	–	2
Trade and other liabilities	9	–	9	73
Retirement benefit obligations	–	–	–	3
Provisions for other liabilities and charges	–	–	–	1
Minority interest	–	(5)	(5)	(8)
Attributable goodwill	(98)	(8)	(106)	(250)
Cumulative translation adjustment	(49)	–	(49)	(53)
Net assets disposed	(160)	(16)	(176)	(364)
Cash received	111	15	126	495
Deferred receipts	–	2	2	–
Other proceeds received	–	–	–	35
Costs	(4)	(1)	(5)	(20)
(Loss)/profit on sale	(53)	–	(53)	146

	2008	2007
Cash flow from disposals		
Cash – Current year disposals	126	495
Costs paid	(15)	(12)
Cash and cash equivalents disposed	–	(14)
Net cash inflow	111	469

Further details of the Data Management business disposal are shown in note 3.

Notes to the consolidated financial statements continued

33. Cash generated from operations

All figures in £ millions	Notes	2008	2007
Net profit		323	310
Adjustments for:			
Income tax		209	222
Depreciation	10	80	68
Amortisation of purchased intangible assets	11	86	45
Amortisation of other intangible assets	11	30	25
Loss on sale of property, plant and equipment		1	1
Net finance costs	6	91	106
Share of results of joint ventures and associates	12	(25)	(23)
Loss/(profit) on sale of discontinued operations	3	53	(146)
Goodwill impairment of discontinued operation	3	–	97
Net foreign exchange adjustment from transactions		105	11
Share-based payment costs	26	33	30
Pre-publication		(58)	(38)
Inventories		(12)	(1)
Trade and other receivables		(81)	(5)
Trade and other liabilities		82	80
Retirement benefit obligations		(14)	(126)
Provisions for other liabilities and charges		(9)	3
Net cash generated from operations		894	659
Dividends from joint ventures and associates		23	32
Purchase of property, plant and equipment		(75)	(86)
Purchase of intangible assets		(45)	(33)
Finance lease principal payments		(3)	(2)
Proceeds from sale of property, plant and equipment		2	14
Add back: Special pension contribution		–	100
Operating cash flow		796	684
Operating tax paid		(89)	(61)
Net operating finance costs paid		(76)	(90)
Operating free cash flow		631	533
Non-operating tax paid		–	(26)
Special pension contribution		–	(100)
Total free cash flow		631	407
Dividends paid (including to minorities)		(285)	(248)
Net movement of funds from operations		346	159
Acquisitions and disposals		(285)	(15)
Purchase of treasury shares		(47)	(72)
New equity		6	12
Other movements on financial instruments		8	(7)
Net movement of funds		28	77
Exchange movements on net debt		(515)	9
Total movement in net debt		(487)	86

33. Cash generated from operations continued

Net cash generated from operations is translated at an exchange rate approximating to the rate at the date of cash flow. In 2008 the difference between this rate and the average rate used to translate profit gives rise to a large currency adjustment in the reconciliation between net profit and net cash generated from operations. This adjustment reflects the timing difference between recognition of profit and the related cash receipts or payments.

Included in net cash generated from operations is an amount of £nil (2007: £7m) relating to discontinued operations.

Operating cash flow, operating free cash flow and total free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson's corporate and operating measures. Following the completion of the latest actuarial valuation of the UK Group pension plan as at January 2006, the Group agreed that during 2007 it would make additional payments to the plan amounting to £100m. The Group excluded this £100m from its definition of operating cash flow and operating free cash flow as it distorted the underlying operating performance for that year.

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

All figures in £ millions	2008	2007
Net book amount	3	15
Loss on sale of property, plant and equipment	(1)	(1)
Proceeds from sale of property, plant and equipment	2	14

The principal other non-cash transactions are movements in finance lease obligations of £2m (2007: £4m).

34. Contingencies

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities of the Group in respect of legal claims. None of these claims are expected to result in a material gain or loss to the Group.

35. Commitments

Capital commitments

Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

All figures in £ millions	2008	2007
Property, plant and equipment	–	3

The Group leases various offices and warehouses under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. The Group also leases various plant and equipment under operating lease agreements, also with varying terms. The lease expenditure charged to the income statement during the year is disclosed in note 4.

The future aggregate minimum lease payments in respect of operating leases are as follows:

All figures in £ millions	2008	2007
Not later than one year	149	123
Later than one year and not later than two years	138	116
Later than two years and not later than three years	129	102
Later than three years and not later than four years	118	93
Later than four years and not later than five years	108	85
Later than five years	970	834
	1,612	1,353

Notes to the consolidated financial statements continued

36. Related party transactions

Joint ventures and associates – Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 12. Amounts falling due from joint ventures and associates are set out in note 22.

Key management personnel are deemed to be the members of the board of directors of Pearson plc. It is this board which has responsibility for planning, directing and controlling the activities of the Group. Key management personnel compensation is disclosed in the directors' remuneration report.

There were no other material related party transactions.

No guarantees have been provided to related parties.

37. Events after the balance sheet date

During 2008 Pearson's International Education business announced its intention to increase its stakes in Longman Nigeria from 29% to 51% for £9m and Maskew Miller Longman (MML), its South African publishing business, from 50% to 85%.

Under the terms of the MML agreement, Pearson intends to create a new Southern Africa business and in return for the increased stake in MML our current joint venture partner will receive £46m in cash and a 15% interest in Pearson's Heinemann and Edexcel businesses in that region.

In addition Pearson's International Education business also announced the acquisition of Fronter, a European online learning company based in Oslo, for £16m.

The Longman Nigeria acquisition completed in early January 2009 and the Fronter acquisition in February 2009. The MML transaction is expected to complete in the second quarter of 2009 following regulatory approval.

Company statement of recognised income and expense
Year ended 31 December 2008

All figures in £ millions	2008	2007
Profit/(loss) for the year	526	(43)
Currency translation differences on fair value hedges	(6)	–
Total recognised income and expense for the year	520	(43)

Company balance sheet
As at 31 December 2008

All figures in £ millions	Notes	2008	2007
Assets			
Non-current assets			
Investments in subsidiaries	2	6,912	6,650
Amounts due from subsidiaries		322	73
Financial assets – Derivative financial instruments	6	181	23
Other financial assets		6	1
		7,421	6,747
Current assets			
Amounts due from subsidiaries		2,953	2,040
Current income tax assets		30	42
Cash and cash equivalents (excluding overdrafts)	4	57	61
Financial assets – Derivative financial instruments	6	3	28
Total assets		10,464	8,918
Liabilities			
Non-current liabilities			
Financial liabilities – Borrowings	5	(991)	(658)
Financial liabilities – Derivative financial instruments	6	(15)	(16)
Amounts due to subsidiaries		(1,840)	(425)
		(2,846)	(1,099)
Current liabilities			
Current income tax liabilities		(2)	–
Financial liabilities – Borrowings	5	(352)	(749)
Financial liabilities – Derivative financial instruments	6	(5)	–
Amounts due to subsidiaries		(3,333)	(3,401)
Total liabilities		(6,538)	(5,249)
Net assets		3,926	3,669
Equity			
Share capital	7	202	202
Share premium	7	2,505	2,499
Treasury shares	8	(63)	(82)
Other reserves	9	447	447
Retained earnings	9	835	603
Total equity attributable to equity holders of the company		3,926	3,669

These financial statements have been approved for issue by the board of directors on 6 March 2009 and signed on its behalf by

Robin Freestone Chief financial officer

Company cash flow statement
Year ended 31 December 2008

All figures in £ millions	Notes	2008	2007
Cash flows from operating activities			
Net profit/(loss)		526	(43)
Adjustments for:			
Income tax		(37)	(67)
Net finance costs		98	183
Other liabilities		–	(1)
Other receivables		2	–
Amounts due from subsidiaries		193	(499)
Profit on sale of subsidiaries		–	(32)
Net cash generated from/(used in) operations		782	(459)
Interest paid		(209)	(247)
Tax received		52	99
Net cash generated from/(used in) operating activities		625	(607)
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		–	(46)
Disposal of subsidiaries, net of cash disposed		–	913
Interest received		2	5
Net cash generated from investing activities		2	872
Cash flows from financing activities			
Proceeds from issue of ordinary shares	7	6	12
Net purchase of treasury shares		(12)	(33)
Proceeds from borrowings		152	347
Repayment of borrowings		(584)	(391)
Dividends paid to company's shareholders		(257)	(238)
Net cash used in financing activities		(695)	(303)
Effects of exchange rate changes on cash and cash equivalents		(7)	1
Net decrease in cash and cash equivalents		(75)	(37)
Cash and cash equivalents at beginning of year		(220)	(183)
Cash and cash equivalents at end of year	4	(295)	(220)

Notes to the company financial statements

1. Accounting policies

a. Basis of preparation

The financial statements on pages 143 to 151 comprise the separate financial statements of Pearson plc. As permitted by section 230(4) of the Companies Act 1985, only the Group's income statement has been presented.

The company has no employees.

b. Group accounting policies

The accounting policies applied in the preparation of these company financial statements are the same as those set out in note 1 to the Group financial statements with the addition of the following:

Investments

Investments in subsidiaries are stated at cost less provision for impairment.

2. Investments in subsidiaries

All figures in £ millions	2008	2007
At beginning of year	6,650	7,103
Subscription for share capital in subsidiaries	152	425
External disposal	–	(1)
Disposal to subsidiary	–	(877)
Currency revaluations	110	–
At end of year	6,912	6,650

3. Financial risk management

The company's financial instruments comprise amounts due to/from subsidiary undertakings, cash and cash equivalents, derivative financial instruments and current and non-current borrowings. Derivative financial instruments are held at fair value, with all other financial instruments held at amortised cost. The company's approach to the management of financial risks is consistent with the Group's treasury policy, as discussed in note 19 to the Group's financial statements. The company believes the value of its financial assets to be fully recoverable.

The company designates certain of its qualifying derivative financial instruments as hedges of the fair value of its bonds (fair value hedges). Changes in the fair value of these derivative financial instruments are recorded in the income statement, together with any change in the fair value of the hedged liability attributable to the hedged risk.

The carrying value of the company's financial instruments is exposed to movements in interest rates and foreign currency exchange rates (primarily US dollars). The company estimates that a 1% increase in interest rates would result in a £57m decrease in the carrying value of its financial instruments, with a 1% decrease in interest rates resulting in a £63m increase in their carrying value. The company also estimates that a 10% strengthening in sterling would decrease the carrying value of its financial instruments by £44m, while a 10% decrease in the value of sterling would increase the carrying value by £55m. These increases and decreases in carrying value would be recorded through the income statement. Sensitivities are calculated using estimation techniques such as discounted cash flow and option valuation models. Where modelling an interest rate decrease of 1% led to negative interest rates, these points on the yield curve were adjusted to 0%.

Notes to the company financial statements continued

3. Financial risk management continued

The maturity of contracted cash flows on the company's borrowings and all of its derivative financial instruments are as follows:

All figures in £ millions	USD	GBP	EUR	2008 Total
Not later than one year	8	17	–	25
Later than one year and not later than five years	435	65	–	500
Later than five years	178	266	–	444
Total	621	348	–	969
Analysed as:				
Revolving credit facility and commercial paper	141	–	–	141
Bonds	709	355	–	1,064
Rate derivatives – inflows	(392)	(21)	–	(413)
Rate derivatives – outflows	163	14	–	177
Total	621	348	–	969

All figures in £ millions	USD	GBP	EUR	2007 Total
Not later than one year	132	(30)	–	102
Later than one year and not later than five years	734	70	–	804
Later than five years	198	285	–	483
Total	1,064	325	–	1,389
Analysed as:				
Revolving credit facility and commercial paper	425	–	–	425
Bonds	546	483	–	1,029
Rate derivatives – inflows	(268)	(160)	–	(428)
Rate derivatives – outflows	361	2	–	363
Total	1,064	325	–	1,389

All cash flow projections shown above are on an undiscounted basis. Any cash flows based on a floating rate are calculated using interest rates as set at the date of the last rate reset. Where this is not possible, floating rates are based on interest rates prevailing at 31 December in the relevant year. All derivative amounts are shown gross, although the company net settles these amounts wherever possible.

Amounts drawn under revolving credit facilities and commercial paper are assumed to mature at the maturity date of the relevant facility, with interest calculated as payable in each calendar year up to and including the date of maturity of the facility.

4. Cash and cash equivalents

All figures in £ millions	2008	2007
Cash at bank and in hand	2	1
Short-term bank deposits	55	60
	57	61

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates. Cash and cash equivalents have fair values that approximate to their carrying amounts due to their short-term nature.

Cash and cash equivalents include the following for the purpose of the cash flow statement:

All figures in £ millions	2008	2007
Cash and cash equivalents	57	61
Bank overdrafts	(352)	(281)
	(295)	(220)

5. Financial liabilities – Borrowings

All figures in £ millions	2008	2007
Non-current		
Bank loans and overdrafts	132	–
7% Global Dollar Bonds 2011 (nominal amount $500m)	368	264
7% Sterling Bonds 2014 (nominal amount £250m)	254	251
4.625% US Dollar notes 2018 (nominal amount $300m)	237	143
	991	658
Current		
Due within one year or on demand:		
Bank loans and overdrafts	352	644
10.5% Sterling Bonds 2008 (nominal amount £100m)	–	105
	352	749
Total borrowings	1,343	1,407

Included in the non-current borrowings above is £5m of accrued interest (2007: £4m).

Included in the current borrowings above is £nil of accrued interest (2007: £7m).

Notes to the company financial statements continued

5. Financial liabilities – Borrowings continued

The maturity of the company's non-current borrowings is as follows:

All figures in £ millions	2008	2007
Between one and two years	–	–
Between two and five years	500	264
Over five years	491	394
	991	658

As at 31 December 2008 the exposure to interest rate changes of the borrowings and amounts due to subsidiaries when the borrowings re-price is as follows:

All figures in £ millions	One year	One to five years	More than five years	Total
Re-pricing profile of borrowings	484	368	491	1,343
Amounts due to subsidiaries	1,006	243	591	1,840
Effect of rate derivatives	1,173	(254)	(919)	–
	2,663	357	163	3,183

The carrying amounts and market values of borrowings are as follows:

		2008		2007	
All figures in £ millions	Effective interest rate	Carrying amount	Market value	Carrying amount	Market value
Bank loans and overdrafts	n/a	484	484	644	644
10.5% Sterling Bonds 2008	10.53%	–	–	105	102
7% Global Dollar Bonds 2011	7.16%	368	349	264	267
7% Sterling Bonds 2014	7.20%	254	258	251	261
4.625% US Dollar notes 2018	4.69%	237	169	143	135
		1,343	1,260	1,407	1,409

The market values are based on clean market prices at the year end or, where these are not available, on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments.

The carrying amounts of the company's borrowings are denominated in the following currencies:

All figures in £ millions	2008	2007
US dollar	1,089	779
Sterling	254	620
Euro	–	8
	1,343	1,407

6. Derivative financial instruments

The company's outstanding derivative financial instruments are as follows:

All figures in £ millions	2008 Gross notional amounts	2008 Assets	2008 Liabilities	2007 Gross notional amounts	2007 Assets	2007 Liabilities
Interest rate derivatives – in a fair value hedge relationship	398	44	–	522	18	(8)
Interest rate derivatives – not in a hedge relationship	1,867	140	(20)	796	7	(8)
Cross currency rate derivatives	–	–	–	150	26	–
Total	2,265	184	(20)	1,468	51	(16)
Analysed as expiring:						
In less than one year	487	3	(5)	320	28	–
Later than one year and not later than five years	859	47	(15)	796	13	(8)
Later than five years	919	134	–	352	10	(8)
Total	2,265	184	(20)	1,468	51	(16)

The carrying value of the above derivative financial instruments equals their fair value. Fair values are determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models.

7. Share capital and share premium

	Number of shares 000s	Ordinary shares £m	Share premium £m
At 1 January 2007	806,109	202	2,487
Issue of shares – share option schemes	1,919	–	12
At 31 December 2007	808,028	202	2,499
Issue of shares – share option schemes	1,248	–	6
At 31 December 2008	809,276	202	2,505

The total authorised number of ordinary shares is 1,198m shares (2007: 1,194m shares) with a par value of 25p per share (2007: 25p per share). All issued shares are fully paid. All shares have the same rights.

Notes to the company financial statements continued

8. Treasury shares

	Number of shares 000s	£m
At 1 January 2007	8,761	65
Purchase of treasury shares	4,900	40
Contribution from subsidiaries	–	(23)
Release of treasury shares	(1,900)	(29)
Prior year contributions applied to release of shares	–	29
At 31 December 2007	11,761	82
Purchase of treasury shares	2,028	12
Contribution from subsidiaries	–	–
Release of treasury shares	(3,341)	(41)
Prior year contributions applied to release of shares	–	10
At 31 December 2008	10,448	63

The company holds its own shares in trust to satisfy its obligations under its restricted share plans. These shares are treated as treasury shares for accounting purposes and have a par value of 25p per share. The nominal value of the company's treasury shares amounts to £2.6m (2007: £2.9m). At 31 December 2008 the market value of the company's treasury shares was £67.0m (2007: £86.1m).

9. Other reserves and retained earnings

All figures in £ millions	Special reserve	Retained earnings	Total
At 1 January 2007	447	884	1,331
Loss for the year	–	(43)	(43)
Dividends paid	–	(238)	(238)
Balance at 31 December 2007	447	603	1,050
Profit for the year	–	526	526
Currency translation differences on fair value hedges	–	(6)	(6)
Treasury shares released under employee share plans	–	(31)	(31)
Dividends paid	–	(257)	(257)
At 31 December 2008	447	835	1,282

The special reserve represents the cumulative effect of cancellation of the company's share premium account.

Included within retained earnings in 2008 is an amount of £131m (2007: £131m) relating to profit on intra-group disposals that is not distributable.

10. Contingencies

There are contingent liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and guarantees in relation to subsidiaries. In addition there are contingent liabilities in respect of legal claims. None of these claims is expected to result in a material gain or loss to the company.

11. Audit fees

Statutory audit fees relating to the company were £35,000 (2007: £35,000). Audit-related regulatory reporting fees relating to the company were £nil (2007: £nil).

12. Related party transactions

Subsidiaries

The company transacts and has outstanding balances with its subsidiaries. Amounts due from subsidiaries and amounts due to subsidiaries are disclosed on the face of the company balance sheet.

These loans are generally unsecured and interest is calculated based on market rates. The company has interest payable to subsidiaries during the year of £214m (2007: £221m) and interest receivable from subsidiaries during the year of £86m (2007: £115m). Management fees payable to subsidiaries in respect of centrally provided services amounted to £33m (2007: £33m). Dividends received from subsidiaries in 2008 were £620m (2007: £74m).

Key management personnel

Key management personnel are deemed to be the members of the board of directors of the company. It is this board which has responsibility for planning, directing and controlling the activities of the company. Key management personnel compensation is disclosed in the directors' remuneration report of the Group.

There were no other material related party transactions.

Principal subsidiaries

The principal operating subsidiaries at 31 December 2008 are listed below. They operate mainly in the countries of incorporation or registration, the investments are in equity share capital and they are all 100% owned unless stated otherwise.

	Country of incorporation or registration
Pearson Education	
Pearson Education Inc.	US
Pearson Education Ltd	England
Edexcel Ltd*	England
NCS Pearson Inc.	US
FT Group	
The Financial Times Ltd	England
Mergermarket Ltd	England
Interactive Data Corporation (62%)	US
The Penguin Group	
Penguin Group (USA) Inc.	US
The Penguin Publishing Co Ltd	England
Dorling Kindersley Holdings Ltd*	England

*Direct investment of Pearson plc

Five year summary

All figures in £ millions	2004	2005	2006	2007	2008
Sales					
North American Education	1,402	1,576	1,679	1,667	2,002
International Education	484	559	640	735	866
Professional	164	177	211	226	244
Education	2,050	2,312	2,530	2,628	3,112
FT Publishing	235	249	280	344	390
Interactive Data	269	297	332	344	406
FT Group	504	546	612	688	796
Penguin	786	804	848	846	903
Continuing	3,340	3,662	3,990	4,162	4,811
Discontinued	546	461	433	167	8
Total sales	3,886	4,123	4,423	4,329	4,819
Adjusted operating profit					
North American Education	216	260	280	273	303
International Education	27	51	73	92	135
Professional	(5)	2	17	27	36
Education	238	313	370	392	474
FT Publishing	(2)	17	27	56	74
Interactive Data	67	80	89	97	121
FT Group	65	97	116	153	195
Penguin	52	60	66	74	93
Continuing	355	470	552	619	762
Discontinued	71	36	40	15	–
Total adjusted operating profit	426	506	592	634	762
Operating margin – continuing	10.6%	12.8%	13.8%	14.9%	15.8%
Adjusted earnings					
Total adjusted operating profit	426	506	592	634	762
Net finance costs	(76)	(84)	(90)	(85)	(88)
Income tax*	(108)	(128)	(130)	(145)	(178)
Minority interest	(23)	(22)	(28)	(32)	(36)
Adjusted earnings*	219	272	344	372	460
Weighted average number of shares (millions)	795.6	797.9	798.4	796.8	797.0
Adjusted earnings per share*	27.5p	34.1p	43.1p	46.7p	57.7p

*2004 and 2005 not restated for tax deductibility of goodwill and intangible amortisation

Five year summary continued

All figures in £ millions	2004	2005	2006	2007	2008
Cash flow					
Operating cash flow	418	570	575	684	796
Operating cash conversion	98%	113%	97%	108%	104%
Operating free cash flow	278	440	434	533	631
Operating free cash flow per share	34.9p	55.1p	54.4p	66.9p	79.2p
Total free cash flow	284	431	433	407	631
Total free cash flow per share	35.7p	54.0p	54.2p	51.1p	79.2p
Net assets	3,014	3,733	3,644	3,874	5,024
Net debt	1,221	996	1,059	973	1,460
Return on invested capital (re-stated)					
Total adjusted operating profit	426	506	592	634	762
Cash tax paid	(55)	(65)	(59)	(61)	(89)
Return	371	441	533	573	673
Average invested capital	5,847	6,060	6,553	6,423	7,337
Return on invested capital	6.3%	7.3%	8.1%	8.9%	9.2%
Dividend per share	25.4p	27.0p	29.3p	31.6p	33.8p

The return on invested capital (ROIC) calculation has been re-stated for all years to reflect the updated methodology used internally by management. The return is calculated as adjusted operating profit less actual operating cash tax paid in each year (rather than a notional 15% cash tax deduction) and the invested capital is the average monthly amount throughout the year rather than the year end balance.

Corporate and operating measures

Sales – underlying and constant exchange rate movement

Sales movement for continuing operations excluding the impact of acquisitions and disposals and movements in exchange rates.

All figures in £ millions	2008
Underlying increase	130
Portfolio changes	199
Exchange differences	320
Total sales increase	649
Underlying increase	3%
Constant exchange rate increase	8%

Adjusted income statement

Reconciliation of the Consolidated income statement to the adjusted numbers presented as non-GAAP measures in the financial statements.

						2008
All figures in £ millions	Statutory income statement	Other net gains and losses	Amortisation of acquired intangibles	Other net finance income/costs	Tax amortisation benefit	Adjusted income statement
Operating profit	676	–	86	–	–	762
Net finance costs	(91)	–	–	3	–	(88)
Profit before tax	585	–	86	3	–	674
Income tax	(172)	(7)	(31)	(1)	33	(178)
Profit for the year from continuing operations	413	(7)	55	2	33	496
Profit for the year from discontinued operations	(90)	90	–	–	–	–
Profit for the year	323	83	55	2	33	496
Minority interest	(31)	–	(3)	–	(2)	(36)
Earnings	292	83	52	2	31	460

Corporate and operating measures continued

All figures in £ millions	2007 Statutory income statement	Other net gains and losses	Amortisation of acquired intangibles	Other net finance income/costs	Tax amortisation benefit	Adjusted income statement
Operating profit	574	15	45	–	–	634
Net finance costs	(106)	–	–	21	–	(85)
Profit before tax	468	15	45	21	–	549
Income tax	(131)	(14)	(19)	(6)	25	(145)
Profit for the year from continuing operations	337	1	26	15	25	404
Profit for the year from discontinued operations	(27)	27	–	–	–	–
Profit for the year	310	28	26	15	25	404
Minority interest	(26)	–	(4)	–	(2)	(32)
Earnings	284	28	22	15	23	372

Adjusted operating profit – underlying and constant exchange rate movement

Operating profit movement excluding the impact of acquisitions and disposals and movements in exchange rates.

All figures in £ millions	2008
Underlying increase	32
Portfolio changes	35
Exchange differences	76
Total adjusted operating profit increase	143
Underlying increase	5%
Constant exchange rate increase	11%

Total free cash flow per share

Operating cash flow for continuing and discontinued operations before tax and finance charges, divided by the weighted average number of shares in issue.

All figures in £ millions	2008	2007
Adjusted operating profit	762	634
Cash conversion	104%	108%
Operating cash flow	796	684
Operating tax paid	(89)	(61)
Net operating finance costs paid	(76)	(90)
Operating free cash flow	631	533
Non-operating tax paid	–	(26)
Special pension contribution	–	(100)
Total free cash flow	631	407
Weighted average number of shares in issue (millions)	797.0	796.8
Operating free cash flow per share	79.2p	66.9p
Total free cash flow per share	79.2p	51.1p

Return on invested capital (re-stated)

Total adjusted operating profit less cash tax expressed as a percentage of average gross invested capital.

All figures in £ millions	2008	2007
Total adjusted operating profit	762	634
Cash tax paid	(89)	(61)
Return	673	573
Average gross goodwill and other intangibles	6,058	5,352
Average net operating assets	1,279	1,071
Average invested capital	7,337	6,423
Return on invested capital	9.2%	8.9%

The return on invested capital (ROIC) calculation has been re-stated for all years to reflect the updated methodology used internally by management. The return is calculated as adjusted operating profit less actual operating cash tax paid in each year (rather than a notional 15% cash tax deduction) and the invested capital is the average monthly amount throughout the year rather than the year end balance.

Index to the financial statements

Shareholder information

Payment of dividends to mandated accounts

Dividends are paid through BACS and can be made directly into a bank or building society account, with the tax voucher sent to the shareholder's registered address. For more information, please contact Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA. Telephone 0871 384 2043* or, for those shareholders with hearing difficulties, textphone number 0871 384 2255*.

Dividend reinvestment plan (DRIP)

The DRIP gives shareholders the right to buy the company's shares on the London stock market with their cash dividend. For further information, please contact Equiniti on 0871 384 2268*.

Individual Savings Accounts (ISAs)

Equiniti offers ISAs in Pearson shares. For more information, please call them on 0871 384 2244*.

Share dealing facilities

Equiniti offers telephone and internet services for dealing in Pearson shares. For further information, please contact them on 08456 037 037 (telephone dealing – weekdays only) or log on to **www.shareview.co.uk/dealing** (online dealing). You will need your shareholder reference number as shown on your share certificate.

A postal facility for dealing in Pearson shares is also available through JPMorgan Cazenove Limited, 20 Moorgate, London EC2R 6DA. Telephone 020 7588 2828. An alternative weekly postal dealing service is available through Equiniti. Please telephone 0871 384 2248* for details.

ShareGift

Shareholders with small holdings of shares, whose value makes them uneconomic to sell, may wish to donate them to ShareGift, the share donation charity (registered charity number 1052686). Further information about ShareGift and the charities it has supported may be obtained from their website, **www.ShareGift.org** or by contacting them at 17 Carlton House Terrace, London SW1Y 5AH.

Shareholder information online

Equiniti provides a range of shareholder information online. You can check your holding and find practical help on transferring shares or updating your details at **www.shareview.co.uk**. Equiniti can be contacted for information on 0871 384 2233*.

Information about the Pearson share price

The company's share price can be found on our website at **www.pearson.com**. It also appears in the financial columns of the national press.

American Depositary Receipts (ADRs)

Pearson's ADRs are listed on the New York Stock Exchange and traded under the symbol PSO. Each ADR represents one ordinary share. For enquiries regarding registered ADR holder accounts and dividends, please contact BNY Mellon Shareowner Services, PO Box 358516, Pittsburgh, PA 15252-8516, telephone 1 866 259 2289 (toll free within the US) or 1 201 680 6825 (outside the US). Alternatively, you may e-mail **shrrelations@bnymellon.com**, or log on to **www.bnymellon.com/shareowner**. Voting rights for registered ADR holders can be exercised through The Bank of New York Mellon, and for beneficial ADR holders (and/or nominee accounts) through your US brokerage institution. Pearson will file with the Securities and Exchange Commission a Form 20-F.

Share register fraud: protecting your investment

Pearson does not contact its shareholders directly to provide recommendation advice and neither does it appoint third parties to do so. As required by law, our shareholder register is available for public inspection but we cannot control the use of information obtained by persons inspecting the register. Please treat any approaches purporting to originate from Pearson with caution.

Tips on protecting your shares

- Keep any documentation that contains your shareholder reference number in a safe place and shred any unwanted documentation.
- Inform the registrars promptly when you change address.
- Be aware of dividend payment dates and contact the registrars if you do not receive your dividend cheque or better still, make arrangements to have the dividend paid directly into your bank account.
- Consider holding your shares electronically in a CREST account via a nominee.

For more information, please log on to our website at **www.pearson.com/shareholderfaqs**

Shareholder information continued

Advisers

Auditors PricewaterhouseCoopers LLP
Bankers HSBC Bank plc
Brokers JPMorgan Cazenove Limited and Citigroup
Financial advisers Goldman Sachs, Citigroup and Lazard
Solicitors Freshfields Bruckhaus Deringer, Herbert Smith and Morgan, Lewis & Bockius

2009 Financial calendar

Ex-dividend date – 8 April
Record date – 14 April
Last date for dividend reinvestment election – 16 April
Annual general meeting – 1 May
Payment date for dividend and share purchase date for dividend reinvestment – 8 May
Interim results – 27 July
Payment date for interim dividend – 18 September

*Calls to these numbers are charged at 8p per minute from a BT landline. Other provider costs may vary.

Principal offices worldwide

Pearson (UK)
80 Strand, London WC2R 0RL, UK
T +44 (0)20 7010 2000
F +44 (0)20 7010 6060
firstname.lastname@pearson.com
www.pearson.com

Pearson (US)
1330 Avenue of the Americas,
New York City, NY 10019, USA
T +1 212 641 2400
F +1 212 641 2500
firstname.lastname@pearson-inc.com
www.pearson.com

Pearson Education
One Lake Street,
Upper Saddle River,
NJ 07458, USA
T +1 201 236 7000
F +1 201 236 3222
firstname.lastname@pearsoned.com
www.pearsoned.com

Financial Times Group
Number One Southwark Bridge,
London SE1 9HL, UK
T +44 (0)20 7873 3000
F +44 (0)20 7873 3076
firstname.lastname@ft.com
www.ft.com

The Penguin Group (UK)
80 Strand, London WC2R 0RL, UK
T +44 (0)20 7010 2000
F +44 (0)20 7010 6060
firstname.lastname@uk.penguingroup.com
www.penguin.co.uk

The Penguin Group (US)
375 Hudson Street, New York City,
NY 10014, USA
T +1 212 366 2000
F +1 212 366 2666
firstname.lastname@us.penguingroup.com
us.penguingroup.com

Pearson plc
Registered number 53723 (England)

Mixed Sources
Product group from well-managed forests and recycled wood or fiber
FSC
www.fsc.org Cert no. SGS-COC-0620
© 1996 Forest Stewardship Council

Design & Production: Radley Yeldar (London) ry.com
Print: Beacon Press

Pearson has supported the planting of 350 trees with the Woodland Trust, helping to offset the carbon dioxide emissions generated by the production of this report. The cover of this report has been printed on Take 2 Silk which is FSC certified and contains 75% recycled and de-inked pulp from post consumer waste and 25%ECF (Elemental Chlorine Free) virgin pulp. The text pages are printed on Take 2 Offset which is 100% recycled. This report was printed using vegetable oil based inks and 100% renewable energy by a CarbonNeutral® printer certified to ISO 14001 environmental management system and registered to EMAS the Eco Management Audit Scheme.


PEARSON
Learn more about how we educate,
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and pearson.com/pearsonville